DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

[redacted]

04021412

DIVISION OF
CORPORATION FINANCE

March 26, 2004

903/27

Sherry W. Cohen
Executive Vice President and
Corporate Secretary
Post Properties, Inc.
One Riverside
4401 Northside Parkway, Suite 800
Atlanta, GA 30327-3057

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/26/2004

Re: Post Properties, Inc.
Incoming letter dated January 22, 2004

Dear Ms. Cohen:

This is in response to your letters dated January 22, 2004, February 16, 2004, March 5, 2004 and March 19, 2004 concerning the shareholder proposal submitted to Post Properties by John A. Williams. We also have received letters on the proponent's behalf dated February 19, 2004, March 16, 2004 and March 19, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Leonard A. Silverstein
McKenna Long & Aldridge LLP
303 Peachtree Street, NE
Suite 5300
Atlanta, GA 30308

POST
PROPERTIES

January 22, 2004

VIA HAND DELIVERY

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Post Properties, Inc. - Filing pursuant to Rule 14a-8(j)
Regarding Exclusion of Shareholder Proposal from Proxy Materials

Ladies and Gentlemen:

On behalf of Post Properties, Inc. (the "Company"), I submit this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to advise the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy materials for its 2004 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal (the "Shareholder Proposal") and supporting statement (the "Supporting Statement," and together with the Shareholder Proposal, the "Proposal") received from Mr. John A. Williams ("Mr. Williams") on December 5, 2003.

The Proposal seeks to have the Company's shareholders amend the Company's Bylaws (the "Bylaws") to require the Board to obtain shareholder approval for any form of director compensation, other than reimbursements for reasonable expenses incurred by directors in attending Board and committee meetings. The Company believes that the Proposal may properly be omitted from the Proxy Materials and, in accordance with the reasons set forth below, intends to omit the Proposal pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Exchange Act.

The Company hereby respectfully requests that the Staff confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), I am enclosing six (6) copies of each of this letter and the Proposal (attached as Exhibit A to this letter). I am simultaneously forwarding a copy of this letter to Mr. Williams as notice of the Company's intention to omit the Proposal from the Proxy Materials. In addition, we will be providing an opinion of Alston & Bird LLP as to certain matters of Georgia law with respect to our arguments for omitting the Proposal pursuant to Rule 14a-8(i)(1) and 14a-8(i)(2) under the Exchange Act.

Post Properties, Inc.
One Riverside | 4401 Northside Parkway | Suite 800 | Atlanta, Georgia 30327-3057
Phone 404.846.5000 | Fax 404.504.9388
www.postproperties.com

Summary of the Proposal

The Proposal calls for Article II, Section 7 of the Company's Bylaws (as amended and restated on November 5, 2003) (the "Bylaws") to be deleted and the following inserted in lieu thereof:

- "The Board shall recommend to shareholders at each annual meeting the amount and form of compensation proposed to be paid to Directors for service on the Board and its committees for the year commencing at that meeting, which recommendation shall be approved by the Corporation's shareholders holding a majority of shares entitled to vote in the election of Directors."
- "Directors also shall be reimbursed for reasonable expenses to attend Board and committee meetings."
- "This provision may not be altered, amended or repealed by the Board."

Grounds for Omission of the Proposal

A. *Rule 14a-8(i)(1) and Rule 14a-8(i)(2) – The Proposal is an Improper Subject for Shareholders under Georgia Corporate Law and Would, if Implemented, Cause the Company to Violate Georgia Corporate Law.*

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal that, under the laws of the company's jurisdiction of organization, "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In its interpretations of this rule, the Commission has consistently concurred in the omission of proposals that, if approved by shareholders, would mandate corporate actions reserved by corporate law to the Board of Directors. See Sprint Corporation (publicly available February 18, 2003) (proposal requiring the company to report the circumstances in which the company modified a change of control provision, and the economic benefits received by such officers and directors under such provision, was properly excluded on the grounds that Kansas law, like the Delaware General Corporation Law (the "DGCL"), vests management of the business affairs of the company in the board of directors); ALLTEL Corporation (publicly available February 7, 2000) (Staff granted exclusion of a proposal which would have required 2/3 approval of all outstanding shares and a stock price of $1,000 before the company could declare a stock split on the grounds that, under the DGCL, the determination to pay dividends rests solely with the board of directors). Section 14-2-801(b) of the Georgia Business Corporation Code (the "GBCC") provides the general rule that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the discretion of its board of directors.

The Proposal, by its terms, abdicates the decision-making power conferred to the Board under the GBCC and with respect to the proper actions reserved to the directors under Georgia law. The Proposal purports to bind the Company's board of directors to a stated course of action - the compensation of its directors - if approved by its shareholders at each annual meeting. Directors in Georgia are clearly given the primary management authority over a corporation, which includes, pursuant to the terms of Section 14-2-811 of the GBCC, the establishment of director compensation policies. The binding nature of the Proposal purports to remove authority from the Board in a manner which is not authorized under Georgia law.

Further, Rule 14a-8(i)(2) allows a registrant to exclude a shareholder proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." As a Georgia corporation, the Company is subject to the provisions of the GBCC and must comply with the provisions of the GBCC. Implementation of the Proposal would contravene the GBCC in the following respects.

Section 14-2-811 of the GBCC provides that, unless the articles of incorporation or bylaws provide otherwise, a corporation's board of directors may fix the compensation of directors. Thus, the Board of the Company has the clear authority to fix the compensation of its directors. The Company's articles of incorporation and Bylaws currently contain no provision addressing the compensation of the Company's directors.

The Proposal, by its terms, would amend the Company's Bylaws to limit the Board's authority with respect to director compensation. Section 14-2-1020(d) of the GBCC provides that a bylaw that limits the authority of the Board of Directors may only be adopted pursuant to an agreement that meets the requirements of Section 14-2-732 of the GBCC. To meet the requirements of Section 14-2-732 of the GBCC, the agreement must be signed by <u>all</u> shareholders of the Company. Mr. Williams has not proposed any such agreement in this case, and it would be impractical for such an agreement to be signed by all of the shareholders of a publicly traded company. Further, Section 14-2-732(d) of the GBCC states that any shareholder agreement that meets the requirements of Section 14-2-732 of the GBCC ceases to be effective when the company's shares are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. A company whose shares are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers may not adopt a shareholder agreement that meets the requirements of Section 14-2-732 of the GBCC. In any case, if a publicly traded company purported to do so, it would immediately become ineffective.

Accordingly, because the Proposal would limit the authority of the Company's Board of Directors in a manner not permitted by the GBCC, the Company believes that the Proposal may be properly excluded under Rule 14a-1(i)(1) and Rule 14a-8(i)(2).

B. Rule 14a-8(i)(3) -- The Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 of the Exchange Act.

Rule 14a-8(i)(3) allows a company to exclude a shareholder proposal that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes the Supporting Statement contains two types of assertions that are false and misleading within the meaning of Rule 14a-9 of the Exchange Act.

(1) The Supporting Statement directly asserts that the Board has failed to "fully" disclose the compensation package of the Company's current Chairman of the Board, Mr. Goddard. According to the Supporting Statement, Mr. Williams understands this "may violate federal securities laws." This assertion is an accusation of improper and illegal conduct on the part of the Company's management and directors, and Mr. Williams fails to provide any support for his assertion that the Company has engaged in a material omission from its public disclosures.

The Staff has routinely ruled that an assertion which alleges or implies the violation of a law, without support for such a claim, constitutes a false and misleading statement within the meaning of Rule 14a-9. See Citigroup Inc. (publicly available February 18, 2003) (exclusion of proposal alleging improper conduct on the part of members of Citigroup's board of directors, and in one instance implying improper conduct through a "cozy relationship" with the director of another corporation); General Electric Company (publicly available January 24, 2003) (alleging board involvement in the receipt of "illicit benefits" by the Chairman of the Board of General Electric); Broadway Financial Corporation (publicly available March 6, 1991). In Broadway Financial Corporation, the Staff required the removal of similar, "slanderous" assertions implying violations of securities laws on the part of Broadway's officers and directors. Specifically, the proposal and supporting statement implied that the officers and directors of Broadway furnished erroneous or misleading information to the shareholders and engaged in insider trading.

The Supporting Statement is akin to that presented in Broadway Financial; however, Mr. Williams takes the extra step of directly stating that the Board may be violating federal securities laws. Apparently, Mr. Williams' assertion is based on his belief that the Company's directors have not "fully disclosed" the Chairman's compensation package. In fact, in accordance with the Commission's rules regarding periodic disclosure, the Company disclosed the material components of Mr. Goddard's compensation package (which became effective in the Company's third fiscal quarter of 2003) as Exhibit 10.1 and Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its third fiscal quarter of 2003, filed with the Commission on November 14, 2003. Mr. Williams' accusation lacks any factual basis, and implies improper and illegal conduct on the part of the Board, and thus, it constitutes a false and misleading statement within the meaning of Rule 14a-9.

(2) The Supporting Statement implies the receipt of improper, undisclosed benefits by certain members of the Board. In particular, the Supporting Statement references the "sizable payments" received by two members of the Board, which Mr. Williams implies are connected to the approval of the Chairman's compensation package. In a further attempt to connect Mr. Goddard's compensation package with these "improper" payments, Mr. Williams singles out by name an individual member of the Company's compensation committee as having received "substantial cash payments" from companies affiliated with the Chairman and alleges that he may have received "possibly significantly more in carrying interest in various business deals." Mr. Williams' assertions are false and misleading.

The Staff has repeatedly ruled that unsubstantiated assertions implicating the board of directors or senior executive officers of a company in the receipt of illicit benefits constitute false and misleading statements as they impugn the character and integrity of the accused directors or officers. See Citigroup Inc. (publicly available February 18, 2003) (exclusion of a proposal alleging improper conduct on the part of members of Citigroup's board of directors); Sprint Corporation (publicly available February 18, 2003) (proponent's vague assertions regarding when change of control payments to company's officers were triggered were viewed as false and misleading); General Electric Company (publicly available January 24, 2003) (exclusion of a shareholder proposal granted where proponent made unsubstantiated accusations of "illicit benefits" received by the Chairman of General Electric).

Mr. Williams is attempting to tarnish the reputation and integrity of the Company's Board through unsubstantiated assertions of director complicity in the receipt of illicit benefits. Following recent corporate scandals, these types of accusations, whether stated directly or implied, can inflict significant, perpetual injury to the reputation of a company and its board of directors. See General Motors Corporation (publicly available April 3, 2002) (proponent must delete the phrase "an Enron-type practice"); Southwest Airlines Co. (publicly available March 25, 2002) (requiring the proponent to delete the phrase "Enron director side deals"). Given the baseless and damaging nature of these accusations, they impugn the character and integrity of management and the Board, and as such, are false and misleading within the meaning of Rule 14a-9.

C. Rule 14a-8(i)(4) -- Mr. Williams' Proposal Relates to the Redress of a Personal Claim or Grievance against the Company.

Pursuant to Rule 14a-8(i)(4), a shareholder proposal may be omitted if it relates to the redress of a personal grievance against the company, or if it is designed to further a personal interest, which interest is not shared with other shareholders at large. This rule seeks to prevent the abuse of the shareholder proposal system by proponents seeking to achieve personal interests that are not necessarily in the common interests of the issuer's shareholders. See Commission Release No. 34-20091 (publicly available August 16, 1983). Importantly, the Staff has indicated a willingness to look beyond a proposal appearing on its face to merely address issues of potential interest to all shareholders, if the challenging company can show a direct link between the proposal and the proponent's personal grievance or interest. See Commission Release No. 34-19135 (publicly available October 14, 1982); Texaco, Inc. (publicly available March 18, 1993) (exclusion of proposal seeking to cap executive and former employee compensation, where the company established a history of disputes between the company and the proponent regarding company business practices). The Company believes that Mr. Williams' historical statements and actions towards the Company, and, specifically, members of its Board of Directors (the "Board"), support the conclusion that the Proposal is yet another in a series of actions designed to harass and be disruptive to the Company and its directors.

Summary of Mr. Williams' Statements and Actions

Mr. Williams is the founder of Post Properties. He served as the Chief Executive Officer of the Company and its predecessors from the time he founded Post Properties in 1971 through July 1, 2002, when he retired as CEO. Additionally, Mr. Williams held the position of Chairman of the Board from the Company's inception through February 20, 2003, when he became Chairman Emeritus at the request of the Board. Mr. Williams currently serves as a director of the Company. Dave Stockert joined the Company as President and Chief Operating Officer in January 2001 and became CEO on July 1, 2002.

Soon after stepping down as CEO, Mr. Williams began a series of activities that the Company believes are designed to disrupt the business of the Company and falsely disparage members of the Board and management. Below is a summary of Mr. Williams' activities, fueled by what the Company believes is his inability to let go of the company that he founded and his personal vendetta against those whom he believes have tried to take it from him. As discussed below, he has systematically used private communications with directors, officers and employees, as well as the public arena, to disrupt Company operations and to disparage officers and directors of the Company. The Company believes that Mr. Williams is clearly seeking revenge; the Proposal is just one of many tactics that he has used to disrupt management and the other directors.

During the fourth quarter of 2002, Mr. Stockert approached several members of the Board regarding Mr. Williams' inability to "let go" following his retirement as CEO in July 2002. Mr. Williams publicly referred to Mr. Stockert as his "perfect successor" when he stepped down in July 2002. In the following months, however, it became clear to Mr. Stockert and the rest of the Board that Mr. Williams could not constructively support the transition to new leadership. Mr. Williams continually undermined Mr. Stockert's authority by: (i) calling other members of senior management as well as property level managers without Mr. Stockert's knowledge and delivering orders contrary to official Company directives and (ii) questioning the day-to-day management decisions being made by Mr. Stockert and the senior management team in front of Company employees.

Late in 2002, Board members initially met with Mr. Williams to remind him that he was no longer running the Company and to urge him to let Mr. Stockert do his job. Over time, however, it became clear to the Board that Mr. Williams was not prepared to step back and let someone else run the Company. The directors came to believe that Mr. Williams made it virtually impossible for others to effectively manage the business and that his presence negatively impacted Company morale. After discussing all of Mr. Williams' behavior, the Board ultimately unanimously concluded that Mr. Williams could not continue as Chairman. Members of the Board met privately with Williams and urged him to resign from his position of Chairman of the Board. All of the other directors believed that it was in the best interests of Mr. Williams and the Company for Mr. Williams to leave. Only by resigning could Mr. Williams preserve his legacy as a real estate pioneer in the southeastern United States and the value of the Post brand name.

A Board meeting was convened by conference call on January 7, 2003 to discuss and approve a variety of proposals that had been previously reviewed at a December 2002 Board meeting. The directors, other than Mr. Williams, expected the resolutions to be adopted at the meeting. Mr. Williams opened the meeting by announcing that he had hired a law firm to review the proposals presented at the December 2002 meeting and that he was vehemently opposed to the Company adopting the resolutions. Several directors noted that Mr. Williams had been in favor of adopting the resolutions at the December 2002 meeting. Mr. Williams denied that he had ever been in favor of such resolutions. While the other Board members were in favor of the resolutions, the meeting was ultimately adjourned, and the Board agreed to continue to study the recommendations.

The next Board meeting was held on February 20, 2003. Prior to that meeting, the other directors had met several times to discuss Mr. Williams' behavior. In addition, certain members of the Board had met with Mr. Williams to discuss his resignation as Chairman. After these discussions, Mr. Williams told one of the directors that he would resign as Chairman under certain conditions. On the morning of the meeting, however, Mr. Williams denied that he had agreed to any terms, which resulted in an impromptu negotiation regarding the terms of his resignation as Chairman. As part of this negotiation, Mr. Williams demanded that John Glover, his long-time partner at the Company, resign as Vice Chairman and move out of the office space Mr. Glover shared on the first floor of the Company's headquarters building with Mr. Williams. The Company believes that these matters had no real impact on Mr. Williams' professional situation; rather, that it was an opportunity to strike back at those thought by Mr. Williams to have deserted him. The Board agreed to the basic terms that Mr. Williams requested, and he resigned as Chairman. Robert Goddard was then appointed as the new Chairman, with Mr. Williams' concurrence.

Immediately following the February 2003 meeting, Mr. Williams sent the Company a letter outlining the terms that were agreed upon at the meeting. However, Mr. Williams' summary differed in many respects from what the other directors believed was discussed at the meeting. The Board continued to negotiate with Mr. Williams following the meeting, but ultimately, the other members of the Board concluded that Mr. Williams had a very different view of what had happened at the meeting than they did and that they could not do anything to convince him otherwise. The minutes of the meeting were ultimately adopted over Mr. Williams' objections. The Company continued to negotiate with Mr. Williams over some form of global settlement of his employment arrangement after the Board meeting. The parties continued to negotiate into April 2003 when it became clear that agreement as to the material terms of a settlement agreement was impossible.

During late February and early March 2003, the relationship between Mr. Williams and the other directors became further strained. Part of Mr. Goddard's charge as the new Chairman was to evaluate senior management and report back to the Board on their performance. During Mr. Goddard's interviews and meetings with senior management and other Company employees, it became clear to Mr. Goddard that the senior management team was performing well, but that Mr. Williams was going to continue to be disruptive. On multiple occasions, Mr. Williams called employees to his office and put them in a position of "choosing sides" in the fight. During this time, senior management also received a number of reports from Mr. Williams criticizing their performance to employees. In addition, employees that had been contacted by Mr. Williams reported that Mr. Williams told them that he was going to buy back the Company and that they would have a job in the new company. His actions created significant leadership problems within the organization.

In addition, Mr. Williams made burdensome requests for Company information. The Company believes that Mr. Williams' requests had more to do with making life difficult for management and the other directors and obtaining information that he could use in a proxy fight or a lawsuit against the Company and the other directors than it did with satisfying his fiduciary duties as a director. The officers and directors of the Company were spending a significant amount of time simply trying to respond to Mr. Williams' demands, which took time away from managing the business. In order to stop this behavior, the other members of the Board discussed adopting resolutions that would have restricted Mr. Williams' access to employees and certain Company information (subject to the Chairman's approval) and required him to relocate his office. Drafts of these resolutions were shared with Mr. Williams and his counsel. On Monday, March 17, 2003 the Company distributed a notice for a special Board meeting to be held on Saturday, March 22, 2003 to discuss the proposed resolutions. On Friday, March 21, 2003, the day before the meeting was scheduled, Mr. Williams filed a complaint for injunctive relief and damages, naming each of the directors individually. As a result, a temporary restraining order was issued by the Superior Court of Cobb County, Georgia. The Board held the meeting to discuss other matters, but was enjoined from adopting the proposed resolutions.

In April 2003, the disputes between Mr. Williams and the Board of Directors culminated in a proxy fight to elect directors at the Company's annual meeting of stockholders. Mr. Williams proposed a slate of five directors in opposition to management's nominees. Management's nominees were overwhelmingly approved by all segments of the Company's shareholders.

The Company hoped that the proxy contest would bring closure to this story, but Mr. Williams indicated that he would continue. When asked if he would leave the Board after the proxy contest if he lost, he is quoted in a May 2003 Atlanta Journal Constitution article as saying: "I would regard this as the first inning . . . of a nine-inning game." When asked whether he will ever put this behind him, he is quoted in a June 2003 Atlanta Journal Constitution article as saying, "How do you ever get over being stabbed in the back by people you thought were your friends . . . I think I'll carry a grudge probably to my grave."

Following the conclusion of the proxy fight, the Company and many of its employees began to receive anonymous telecopies. These telecopies contained false and defamatory comments regarding the Company, senior management and the Board. In order to protect itself and end the distribution of these telecopies, the Company filed a lawsuit to obtain videotapes from the Kinkos stores from which these telecopies were being distributed. The videotapes showed that the telecopies were being sent by Mr. Williams' executive assistant, who was an employee of the Company. This employee was subsequently fired by the Company for the wrongdoing, but the Company understands that Mr. Williams continues to employ this individual.

During September 2003 and at the September 2003 Board meeting, Mr. Williams made a number of false accusations regarding the fairness of the bidding process for certain asset sales. For example, he claimed that a former director was given information in the bidding process that was not provided to other bidders or unitholders of Post Apartment Homes, L.P. This accusation was false. He also demanded that the Company extend the bidding period for certain assets, claiming that he did not know they were being sold and that he had not been given an opportunity to bid on the assets. When a contract for one of the assets was terminated and Mr. Williams was given the opportunity to bid, he refused to do so. In each case, the Company believes that Mr. Williams' focus was disrupting the Company's operations and getting back at the Company's directors and officers.

During a break in the November 2003 Board meeting, Mr. Williams commented that he was going to make things as difficult as possible for the other directors. During another break in the meeting, as the directors were reassembling, Mr. Williams inappropriately berated a Company officer who had been invited to make a presentation at the meeting because Mr. Williams blamed the officer for a problem that he had with the security gate at his home.

In the fourth quarter of 2003, Mr. Williams and the Company began disputing Mr. Williams' requests for reimbursement of a number of expenses and fees. The Company believes that many of the expenses are not reimbursable under Mr. Williams' employment contract or are excessive. The Company also believes that Mr. Williams is seeking reimbursement to make things difficult for the Company and its staff.

Since Mr. Williams' tenure as the Company's Chief Executive Officer ended effective July 1, 2002, Mr. Williams has undertaken a series of activities that the Company believes are designed to disrupt Company activities and to satisfy a personal grievance with the existing directors and officers. The Company believes the Proposal is simply another example of an attempt to satisfy a personal grievance. The Company does not believe compensation is truly an issue. Instead, the Company believes that Mr. Williams is disguising his longstanding personal grievance against the Company and the Board as a compensation issue.

<u>Analysis</u>

The Staff has previously taken the position that proposals submitted by disgruntled former employees which related to or emanated from the former employee's personal grievance against the registrant may be properly excluded on Rule 14a-8(i)(4) grounds. See Pyramid Technology Corporation (publicly available November 4, 1994) (proponent was a former employee whose proposal would have precluded the company's payment of certain legal expenses on behalf of officers and directors); Sigma-Aldrich Corporation (publicly available March 4, 1994) (proposal purporting to limit executive pay determined by the Staff to be a personal grievance and properly excludable); Westinghouse Electric Corporation (publicly available December 6, 1985) (proposal requiring the company to make certain public pledges of ethical conduct properly excludable when company established the proponent was a former long-time employee who was recently fired upon short notice). The Staff has also recognized that where a shareholder proponent has a long-standing history of a confrontation with a company and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4), such proposal may be excludable on this ground even though the proposal, on its face, does not reveal the underlying dispute or grievance. See Texaco, Inc. (publicly available February 15, 1994 and March 18, 1993) (proposal which would place a cap on executive compensation was deemed a personal grievance and properly excludable).

In AmVestors Financial Corporation (publicly available March 31, 1992), AmVestors received a shareholder proposal requesting the board of directors to contact and negotiate with potential buyers for a sale or merger of AmVestors. The shareholder proponent, a former employee and Chairman Emeritus of AmVestors, was terminated based partially due to his divisive conduct in an effort to undermine the management of the company; and his interference with the duties and responsibilities delegated to other management officials by the board of directors.

Upon his termination from AmVestors, the proponent engaged in a systematic course of harassment against AmVestors designed to achieve his re-instatement. In carrying out such harassment, the proponent: (i) filed multiple lawsuits against the company, alleging breach of contract, RICO violations and common law fraud; (ii) directed letters to third party regulatory agencies indicating that he had been removed from AmVestors and needed to be re-instated because of board actions which constituted a "serious breach" of applicable law; and (iii) offered to settle one of his multiple lawsuits against the company in exchange for reinstatement of his Chairman Emeritus position, his appointment as Of Counsel of AmVestors and the power to name a director. Further, the proponent engaged legal counsel to advise him on how to conduct a proxy contest for the election of directors. The proponent was advised that, if the board continued to rebuff him, he could either wage an election campaign in opposition of AmVestors' board, or he could decide to tender a shareholder proposal. The proponent opted for the shareholder proposal. In response, AmVestors sought, and the Staff granted, exclusion of the proposal based on the proponent's personal grievance against the company.

In Crown Central Petroleum Corporation (publicly available March 4, 1999), the Staff granted an issuer's no action request based on the issuer's claim of personal grievance. In Crown Central, the company sought the Staff's approval in excluding a proposal requesting the company's board to commission a study on the relationship between the work performed by, and the compensation paid to, a senior executive officer of the company. In successfully asserting a personal grievance claim, the company relied on harassing actions on the part of the proponent, which actions evidenced ulterior, personal motives for the proposal. Specifically, the company noted that the proponent was a former member of a labor organization involved in a protracted labor dispute with the company, and that in connection with such dispute, the proponent and other members of the labor organization filed a derivative action against the company. The proposal sought the disclosure of information relevant to both the labor dispute and the derivative action.

As further evidence that the proposal was related almost exclusively to the proponent's personal grievance, the company directed the Staff's attention to proxy results from the immediately preceding year's annual meeting. The company included in the prior year's proxy statement a proposal from the proponent which was "substantially identical" to the proposal at issue. The proposal received slightly over 5% of the votes actually cast on the proposal.

As AmVestors and Crown Central demonstrate, the Staff has granted no action requests regarding proposals which appear to relate to common interests of the issuer's shareholders when the challenging company demonstrates a contentious relationship between the proponent and the company, which relationship possesses a direct connection with the proposal. International Business Machines Corporation (publicly available December 28, 1994) (exclusion of a proposal relating to the company's tax treatment of workers' compensation payments, where the company established multiple disputes between the company and proponent, including disputes over worker's compensation claims); Dow Jones & Company, Inc. (publicly available January 24, 1994) (proposal seeking to cap the Chief Executive Officer's compensation was properly excluded after the company established that the true purpose of the proposal was to put pressure on the company to settle a labor dispute); Texaco, Inc. (publicly available March 18, 1993) (exclusion of proposal seeking to cap executive and former employee compensation, where company established a history of disputes between the company and the proponent regarding company business practices); Medalist Industries, Inc. (publicly available February 17, 1989) (proposal requiring that certain anti-takeover measures be submitted to a vote of shareholders designed to result in a benefit to a particular shareholder); American Telephone & Telegraph Co. (publicly available January 26, 1981) (proposal requesting a report detailing the Company's employment and recruitment practices for male employees in certain employment positions, such as secretary, typist and receptionist, was linked to the proponent's personal bias against female officers and directors, and was being used to further his personal grievance against female employees and directors of the company).

While the Proposal is couched in broad terms - namely, calling for a Bylaw amendment to mandate director compensation be approved by the Company's shareholders, the Commission noted in its Release No. 34-19135 (October 14, 1982) that the Staff will take a more "subjective analysis" in order to thwart the misuse of the shareholder proposal process by "increasingly sophisticated proponents and their counsel." As such, the Staff has analyzed proposals, such as the ones presented in the no-action letters referenced above, which, while drafted in a way that might relate to matters of general interest to all securityholders, are properly excluded if it is clear from the facts the issuer presents that the proponent is using the proposal as a tactic designed to redress a personal grievance. See Texaco, Inc. (publicly available March 18, 1993) (exclusion of proposal seeking to cap executive and former employee compensation, where company established a history of disputes between the company and the proponent regarding company business practices); Core Industries, Inc. (publicly available November 23, 1982) (exclusion of a proposal to request company's board to distribute to its shareholders information regarding equal opportunity, where company established a history of labor and other disputes between the proponent, a labor union, and management).

The Company believes that Mr. Williams has attempted to undermine the incumbent directors and management of the Company for almost two years. In addition to his unsuccessful proxy fight staged in the spring of 2003, Mr. Williams has used the media and the courts as a vehicle to convey his disagreements with how his former company is being operated. The Staff has previously granted issuers' requests for exclusion of proposals on the grounds of personal grievance where the factual scenarios closely resemble that of Mr. Williams' historical relationship with the Company. The Company believes that the Proposal is yet another attempt on the part of Mr. Williams to undermine the proper authority of the Board to manage the Company in a responsible manner and as such, should be properly excluded from the Proxy Materials.

Conclusion

For the reasons specified above, the Company respectfully requests the concurrence of the Staff that it will not recommend any enforcement action if the Proposal were excluded from the Proxy Materials. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Company requests the Staff's concurrence that the portions of the Proposal discussed in this letter may be excluded from the Proxy Materials. Further, the Company hereby requests that Mr. Williams copy me on any correspondence he may choose to make to the Staff in connection with the Proposal.

The Company presently anticipates filing its definitive proxy materials for the 2004 Annual Meeting of Shareholders on or about April 12, 2004. The Company would greatly appreciate a response from the Staff in time for us to meet this schedule. If you have any questions or require additional information concerning this request, please call me at (404) 846-5025. If possible, I would appreciate a copy of the Staff's response to this request via facsimile to my attention at (404) 504-9388. Thank you for your attention and interest in this matter.

Very truly yours,

Sherry W. Cohen

Sherry W. Cohen
Corporate Secretary

Enclosures

cc: John A. Williams (w/encl.)

Exhibit A

Mr. Williams' Proposal and Supporting Statement

[Attached]

RESOLVED:

Article II, Section 7 of the Corporation's Bylaws be deleted and the following inserted in lieu thereof:

"The Board shall recommend to shareholders at each annual meeting the amount and form of compensation proposed to be paid to Directors for service on the Board and its committees for the year commencing at that meeting, which recommendation shall be approved by the Corporation's shareholders holding a majority of shares entitled to vote in the election of Directors. Directors also shall be reimbursed for reasonable expenses to attend Board and committee meetings. This provision may not be altered, amended or repealed by the Board."

Proponent's Supporting Statement

Currently, the Bylaws grant the Board the authority to determine Director compensation for service on the Board and its committees, and to reimburse Directors for reasonable expenses to attend Board and committee meetings. I believe the Board's recent actions in establishing Board compensation, however, have abused the trust previously afforded to it by shareholders.

- During last year's proxy contest and prior to the annual Shareholder's Meeting on May 22, 2003, I requested that the Corporation disclose any discussions among Directors regarding Robert Goddard's proposed compensation as Chairman of the Board. The Corporation publicly responded that Mr. Goddard was receiving the same $20,000 compensation as each other non-management Director and that there had been no discussions and no contract for other compensation. *May 6, 2003 Post Earnings Conference Call Transcript.*

- On July 17, 2003, the Board's Compensation Committee authorized paying Mr. Goddard as non-management Chairman of the Board a one year package of cash, stock and stock options worth approximately **$450,000, retroactive to February 20, 2003, the period including the proxy contest.** The Board, including two Directors who have received sizable payments from Mr. Goddard's affiliated companies, ratified this package on September 8, 2003, with only John Williams voting against ratification. As of December 4, 2003, the Corporation still had not fully disclosed Mr. Goddard's compensation arrangement to shareholders, which I understand may violate federal securities laws.

- When compared to the compensation paid in 2002 to all non-management Chairmen of the Boards of publicly-held, multi-family REITs having a market capitalization of over $1 Billion, Mr. Goddard's package would have been second only to Sam Zell of Equity Residential (which has approximately six times the market value of Post) and double the next highest paid person in this group, according to publicly available records.

- Robert Anderson, a member of the Compensation Committee approving Mr. Goddard's compensation, has received substantial cash payments for "consulting

services" from Mr. Goddard's affiliated companies since 2000 and possibly significantly more in carrying interests in various business deals.

This proposal is intended to preclude Board activities similar to those described above. If this proposal is approved, I believe shareholders will act responsibly and approve future Board compensation recommendations, if properly justified. To take advantage of shareholders, I believe, is just plain wrong. Let's fix it now.

Vote FOR amending Article II, Section 7 of the Bylaws.

POST PROPERTIES

February 16, 2004

RECEIVED
2004 FEB 17 PM 5: 32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Post Properties, Inc. - Submission of legal opinion
Regarding Exclusion of Shareholder Proposal from Proxy Materials

Ladies and Gentlemen:

In a letter dated January 22, 2004 (the "Letter"), Post Properties, Inc. (the "Company"), pursuant to Rule 14a-(8)(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), advised the Staff of the Securities Exchange Commission that the Company intended to exclude from its proxy materials for its 2004 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal and supporting statement (together, the "Proposal") received from Mr. John A. Williams. The Letter mentioned that the Company would be providing an opinion of Alston & Bird LLP with respect to the Company's argument's for omitting the Proposal pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2) of the Exchange Act as an improper subject for shareholders under Georgia law. Enclosed herein is the opinion of Alston & Bird LLP referenced in the Letter.

If you have any questions or require additional information, please call me at (404) 846-5025. Thank you for your attention and interest in this matter.

Very truly yours,

Sherry W. Cohen

Sherry W. Cohen
Executive Vice President and
Corporate Secretary

cc: John A. Williams (w/enclosures)

Post Properties, Inc.
One Riverside | 4401 Northside Parkway | Suite 800 | Atlanta, Georgia 30327-3057
Phone 404.846.5000 | Fax 404.504.9388
www.postproperties.com

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

February 4, 2004

VIA HAND DELIVERY

Board of Directors
Post Properties, Inc.
4401 Northside Parkway
Suite 800
Atlanta, Georgia 30327

Re: Shareholder Proposal from John A. Williams

Gentlemen:

This is in response to your request for our opinion as to whether a shareholder proposal (the "Proposal") received by Post Properties, Inc. (the "Company") from Mr. John A. Williams on December 5, 2003 would, if adopted and implemented, violate the provisions of the Georgia Business Corporation Code (the "GBCC").

In connection with your request, we have examined the Company's Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), and Bylaws, as amended and restated (the "Bylaws"), and the Proposal. We also have made such further legal and factual examinations and investigations as we deemed necessary or appropriate for purposes of expressing the opinions set forth herein. In making the examinations described above and in rendering the opinion expressed below, we have assumed (i) the genuineness of all signatures, (ii) the legal capacity of all natural persons and (iii) the conformity to original documents of all documents submitted to us as certified, conformed, electronic, telefacsimile or photostatic copies and the authenticity of the originals of such documents. As to certain factual matters relevant to this opinion letter, we have relied upon certificates and statements of officers of the Company and certificates of public officials.

The Proposal is a binding resolution to amend the Bylaws to add a provision requiring shareholder approval of director compensation. The Proposal reads as follows:

Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, NC 28280-4000
704-444-1000
Fax: 704-444-1111

90 Park Avenue
New York, NY 10016
212-210-9400
Fax: 212-210-9444

3201 Beechleaf Court, Suite 600
Raleigh, NC 27604-1062
919-862-2200
Fax: 919-862-2260

601 Pennsylvania Avenue, N.W.
North Building, 10th Floor
Washington, DC 20004-2601
202-756-3300
Fax: 202-756-3333

"**RESOLVED**:

Article II, Section 7 of the [Company's] Bylaws be deleted and the following inserted in lieu thereof:

'The Board shall recommend to the shareholders at each annual meeting the amount and form of compensation proposed to be paid to Directors for service on the Board and its committees for the year commencing at that meeting, which recommendation shall be approved by the [Company's] shareholders holding a majority of shares entitled to vote in the election of Directors. Directors also shall be reimbursed for reasonable expenses to attend Board and committee meetings. This provision may not be altered, amended or repealed by the Board.'"

The Company is incorporated under the laws of the State of Georgia. Pursuant to Section 14-2-1701 of the GBCC, the GBCC is applicable to the Company.

Section 14-2-801(b) of the GBCC addresses the authority of the board of directors to exercise corporate powers and provides as follows:

"All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation, in rights, options, or warrants permitted by paragraph (2) of subsection (d) of Code Section 14-2-624, or in an agreement among the shareholders meeting the requirements of Code Section 14-2-732."

It is instructive to note that Section 14-2-801(b) of the GBCC was amended in 2000 to read in its present form. Prior to that amendment, the exercise of all corporate powers by the board of directors could be limited by shareholder approved bylaws. The 2000 amendment to Section 14-2-801(b) replaced the reference to shareholder approved bylaws with a reference to an agreement meeting the requirements of Section 14-2-732 of the GBCC. In this regard, see the discussion below.

Section 14-2-811 of the GBCC provides that, unless the articles of incorporation or bylaws provide otherwise, a corporation's board of directors may fix the compensation of directors. We believe that the restrictions in Sections 14-2-801(b) and 14-2-1020(d) of the GBCC require any bylaw limitation on the authority granted to the directors by Section 14-2-811 to meet the requirements of Section 14-2-732 of the GBCC.

The Bylaws currently provide: "The Board of Directors shall have the authority to determine from time to time the amount of compensation that shall be paid to its members for the attendance at meetings of, or service on the Board of Directors or [sic] any committee of the Board. The Board of Directors also shall have the power to reimburse Directors for reasonable expenses of attendance at the Directors' meetings and committee meetings." The Articles of Incorporation contain no provision addressing compensation of the Company's directors.

The Proposal would amend the Bylaws to limit the Board's authority with respect to director compensation. Section 14-2-1020(d) of the GBCC provides, however, that a bylaw that limits the authority of the board of directors may only be adopted pursuant to an agreement that meets the requirements of Section 14-2-732 of the GBCC. Section 14-2-732(d) of the GBCC provides that an agreement that otherwise meets the requirements of Section 14-2-732 shall cease to be effective when the shares of the corporation are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. The Company's shares are listed and traded on the New York Stock Exchange. Thus, even if the Proposal were to otherwise meet the requirements of Section 14-2-732, it would nevertheless be ineffective pursuant to Section 14-2-732(d) and, therefore, would violate Section 14-2-1020(d). Furthermore, the Official Comment to Section 14-2-1020(d) states that a "bylaw limiting the authority of the board of directors must be approved by all shareholders and is not effective once the corporation's shares are publicly traded."

Additionally, the Official Comment to Section 14-2-732 of the GBCC notes that the provisions of subsections (b) and (d) essentially adopt the interpretation of former Section 14-2-731(c) of the GBCC in Invacare Corp. v. Healthdyne Technologies, Inc., 968 F. Supp. 1578 (N.D. Ga. 1997), which held that the shareholders of a publicly held corporation cannot restrict the board of directors' power or discretion by amending the corporation's bylaws. We also note that there is no reported judicial precedent in Georgia interpreting Section 14-2-811, 14-2-732 or 14-2-1020(d) of the GBCC.

Accordingly, based on the foregoing discussion and subject to the assumptions, limitations and qualifications set forth herein, it is our opinion that the adoption and implementation of the Proposal by the Company would violate the express provisions of Section 14-2-1020(d) of the GBCC.

We express no opinion herein as to the laws of any jurisdiction other than the laws of the State of Georgia. This opinion is limited to the opinions expressly set forth herein, as qualified, and no opinion is implied or may be inferred beyond the opinions expressly so stated. This opinion is rendered as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any changes of law or any new developments which might affect any matters or opinions set forth herein.

This opinion is rendered solely for your benefit in connection with the matters addressed above. We understand that you may furnish a copy of this opinion to the Staff of the Securities and Exchange Commission (the "Staff") in connection with your communications with the Staff regarding the Proposal and we consent to your doing so. Except as stated in this paragraph, this opinion may not be used or relied upon by any other person, and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent.

Very truly yours,

ALSTON & BIRD LLP

By: [signature]
Sidney J. Nurkin
A Partner

JLL:jmr

ATL01/11593577v3

Atlanta
Denver
Los Angeles
Philadelphia

McKenna Long & Aldridge LLP
Attorneys at Law

303 Peachtree Street, NE • Suite 5300 • Atlanta, GA 30308
Tel: 404.527.4000 • Fax: 404.527.4198
www.mckennalong.com

San Diego
San Francisco
Washington, D.C.
Brussels

LEONARD A. SILVERSTEIN
(404) 527-4390

EMAIL ADDRESS
lsilverstein@mckennalong.com

February 19, 2004

Via Hand Delivery

Grace K. Lee, Esq.
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Post Properties, Inc.
Shareholder Proposal submitted by John A. Williams

Dear Ms. Lee:

We are counsel for John A. Williams ("Mr. Williams") and are writing in response to the letter dated January 22, 2004 by Post Properties, Inc. ("Post Properties") to the Securities and Exchange Commission (the "Commission") requesting the Staff's position on Post Properties' proposed exclusion of Mr. Williams' proposal (the "Proposal") from Post Properties' solicitation materials for its 2004 Annual Meeting of Shareholders. Mr. Williams' Proposal requests that Post Properties' Bylaws be amended to require shareholder approval of the Board of Directors' recommendations for director compensation for service on the Board and its committees. Post Properties suggests that the Proposal is excludable pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that Post Properties has failed to meet its burden of showing that it is entitled to omit the Proposal in reliance on these exclusions.

Pursuant to Rule 14a-8(k) promulgated under the Exchange Act, we are enclosing six copies of each of this letter and the Proposal, including the correspondence forwarded to Post Properties to which the Proposal was attached. The Proposal, Supporting Statement and related correspondence are attached to this letter as Exhibit A. We are simultaneously forwarding a copy of this letter to Post Properties, to the attention of its corporate secretary as requested in her letter to the Commission of January 22, 2004.

We note that Post Properties' January 22, 2004 letter indicates that it is forwarding to the Commission an opinion of Alston & Bird LLP on its behalf as to certain matters of Georgia law with respect to Post Properties' arguments for omitting the Proposal pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2). We understand that as of the date of this letter, Post Properties has failed to comply with the requirements of Rule 14a-8(j) promulgated under the Exchange Act. As a matter of law, we request that Post Properties' reliance on its request to exclude Mr. Williams' Proposal pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2) be disallowed. Should the Commission receive the legal opinion of Alston & Bird LLP referenced in Post Properties' January 22, 2004 letter subsequent to the delivery of this letter to the Commission, and should the Staff waive compliance with Rule 14a-8(j) by Post Properties, then we respectfully reserve the right to respond to Alston & Bird's legal opinion as well as any future correspondence by Post Properties. Regardless, and for the reasons set forth below, we believe that Post Properties has failed to meet its burden of showing that it is entitled to omit the Proposal in reliance on Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Exchange Act.

Background

Mr. Williams founded Post Properties in 1971. Mr. Williams worked diligently in managing Post Properties for over 30 years, during which time Mr. Williams served as a director, Chairman of the Board and Chief Executive Officer of Post Properties. On March 25, 2002, Mr. Williams agreed to resign as Chief Executive Officer, effective as of July 1, 2002. He remained as Chairman of the Board of Post Properties until February 20, 2003, at which time Mr. Williams agreed to change his title from Chairman of the Board of Post Properties to Chairman Emeritus. Mr. Williams remains a director of Post Properties. In addition, Mr. Williams is one of the largest individual beneficial holders of common stock of Post Properties, including both Post Properties common stock and Post Apartment Homes, L.P. partnership units immediately convertible into Post Properties common stock, having acquired his original stake at the time he founded Post Properties. Mr. Williams is a strong advocate for good corporate governance benefiting all shareholders of Post Properties, and he has recently strengthened his advocacy in light of the recent actions by the Commission, Congress and the New York Stock Exchange, Inc. In this regard, Mr. Williams' Proposal is intended to provide Post Properties shareholders with the ability to exercise governance rights clearly afforded to them under Georgia law.

Response to Post Properties' Grounds for Omission of the Proposal

Post Properties advances three flawed arguments to support its request to exclude Mr. Williams' Proposal from Post Properties' 2004 proxy materials. First, Post Properties incorrectly claims that the Proposal is an improper subject for shareholders under Georgia corporate law and would, if implemented, cause Post Properties to violate Georgia corporate law. Second, Post Properties incorrectly claims that the Proposal contains false and misleading statements in violation of Rule 14a-9 of the Exchange Act. Third, Post Properties incorrectly claims Mr. Williams' Proposal relates to the redress of a personal claim or grievance against the Company.

I. Rule 14a-8(i)(1) and Rule 14a-8(i)(2) -- The Proposal does not violate Georgia law and its implementation would not cause Post Properties to violate Georgia law.

A. General.

As noted above, as of the date of this letter, we understand Post Properties has not yet submitted the legal opinion of Alston & Bird LLP to support its claim that the Proposal violates Georgia law. We therefore request that the Commission exclude Post Properties' claim that the Proposal violates Rules 14a-8(i)(1) and 14a-8(i)(2) because of Post Properties' failure to timely comply with Rule 14a-8(j).

Should Post Properties subsequently submit the required legal opinion of Alston & Bird LLP and should the Commission choose to permit the late filing of this opinion, we nevertheless believe that Mr. Williams' Proposal is clearly permitted by Georgia law and does not violate Rules 14a-8(i)(1) and 14a-8(i)(2).

B. Post Properties' position that a shareholder-adopted bylaw requiring shareholder approval of directors' compensation is invalid under Georgia law involves an improper reading of the provisions of Georgia law.

Post Properties argues that Mr. Williams' Proposal should be excluded because "the Proposal is an improper subject for shareholders under Georgia corporate law and would, if implemented, cause the Company to violate Georgia corporate law." This is not correct.

Post Properties' argument is that although the Bylaws of Post Properties provide that the "Board of Directors shall have the authority to determine from time to time the amount of compensation that shall be paid to its members . . ." (Article II, Section 7), and that "[t]hese Bylaws may be . . . amended . . . by the shareholders . . ." (Article X), the corporate law of the State of Georgia has somehow removed from the shareholders of a Georgia corporation the traditional right to amend the bylaws of a Georgia corporation.

The Proposal, of course, seeks to amend the Bylaws to require that the Board of Directors recommend compensation for members of the Board to the shareholders of Post Properties each year and that the shareholders approve such compensation after full disclosure. The reasons for the Proposal are stated in great detail in the Proposal and Supporting Statement and will not be repeated here, but it is important to emphasize that the Proposal seeks to shine light upon and specifically call to the attention of the shareholders of Post Properties an area of corporate governance which inherently involves self dealing on the part of directors: the setting of their own compensation. The need for such a provision at Post Properties was highlighted because compensation adjustments for the Chairman of the Board of Post Properties, which became effective in February 2003, were not fully disclosed to the shareholders, all in circumstances more particularly described in the Proposal and the Supporting Statement.

It is true that Section 7 of Article II of the Bylaws of Post Properties gives permissive power to the Board of Directors to determine compensation for its members. But it is also true that Article X of the Bylaws specifically provides that the Bylaws may be altered, amended, repealed or any new Bylaws adopted by the shareholders at an annual or special meeting of the shareholders. Thus, the ultimate authority in Post Properties is and remains with its shareholders, and the shareholders have specifically reserved to themselves in the Bylaws of Post Properties the power to amend those Bylaws.

Post Properties contends that the Georgia Business Corporation Code ("GBCC") has somehow removed from the shareholders of Post Properties the power to amend its Bylaws, notwithstanding the specific provisions of Post Properties' Bylaws which allow such amendment. Post Properties correctly starts its analysis with GBCC § 14-2-811, which states that "unless the Articles of Incorporation or Bylaws provide otherwise, the Board of Directors may fix the compensation of directors." [emphasis provided] The reason for this statute is that director compensation historically has been a suspect area. Various state statutes have sought to address the question. In 1982, the GBCC was amended to provide that, while the board of directors had authority to fix its own compensation, this authority could be limited by either the articles of incorporation or the bylaws of the corporation. The official comment stated: "The authority of the board to fix its own compensation may be limited in the bylaws as well as in the articles of incorporation. The idea here is that if a board abuses its power to fix the compensation of its members, shareholders would probably find it easier to curb that power through a bylaw amendment than through an amendment of the articles of incorporation [which requires board approval]." Comment to GBCC § 14-2-140(d) (1982). Georgia corporate law has long struggled with this area and generally provides today in § 14-2-861 for approval of a director's conflicting interest transactions in three ways: by directors who have no interest in the transaction (impossible with respect to directors' compensation itself); or by shareholders' approval; or by establishing in a judicial forum that the transaction was "fair to the corporation." GBCC § 14-2-861. A comment to a 1989 amendment to that code section stated in pertinent part: "The effect is to admit that decisions involving compensation of directors inevitably involve conflicts of interest, and to return to traditional approaches to legitimating these transactions, which is either to seek shareholder approval or to establish the fairness of the transactions."

Against the clear preference for shareholders' democracy in Georgia, particularly in areas of inherent conflict such as directors setting their own compensation, Post Properties argues that an amended section of the GBCC has somehow removed this traditional power of the shareholders. Post Properties cites § 14-2-1020(d) of the GBCC and declares that it "provides that a bylaw that limits the authority of the Board of Directors may only be adopted pursuant to [a closely held corporation's shareholders' agreement] meeting the requirements of § 14-2-732 [of the GBCC]." Such a reading of GBCC § 14-2-1020 is clearly in error. GBCC § 14-2-1020 provides, first, that a corporation's board of directors may ordinarily amend its bylaws unless prohibited by shareholder action, and then provides specifically that a corporation's shareholders may amend or repeal the corporation's bylaws or adopt new bylaws. The section then goes on to provide in subsection (c) that a bylaw establishing staggered terms may only be adopted, amended or repealed by the shareholders, and in subsection (d) that a bylaw providing for the extraordinary, partnership-like, limitations on the board of directors' authority in closely-held corporations may only be adopted pursuant to an agreement meeting the unanimous shareholder consent requirements of GBCC § 14-2-732. A complete copy of § 14-2-1020 is attached as Exhibit B to this letter. Under § 14-2-732 of the GBCC (as admitted by Post Properties in its

January 22, 2004 letter), such shareholders' agreements may not be utilized by a corporation such as Post Properties, whose shares are listed on a national securities exchange. Therefore, the provisions of § 14-2-732 of the GBCC and the corresponding provisions of § 14-2-1020(d) of the GBCC have no application whatsoever to a publicly traded corporation such as Post Properties.

Section 14-2-732(a) of the GBCC is patterned after the Model Act to provide a safe harbor provision that validates shareholder-approved limitations on board powers in non-public corporations in a variety of settings specified therein. These are the actions specified in GBCC § 14-2-732(a) that require unanimous shareholder consent and that, pursuant to GBCC § 14-2-732(d), become invalid when the corporation's shares are publicly traded.

The cross reference to § 14-2-732 in § 14-2-1020(d) of the GBCC must be understood in that context -- as limiting the adoption of extraordinary limits on board authority in closely-held corporations to shareholder agreements that have been unanimously adopted in the manner specified in GBCC § 14-2-732. Section 14-2-732(a) of the GBCC specifies these extraordinary limits in a way that makes clear their exclusive application to non-public, closely-held companies. GBCC § 14-2-732(a) allows an agreement which:

"(1) Eliminates the board of directors or restricts the discretion or powers of the board of directors;

(2) Governs the authorization or making of distributions whether or not in proportion to the ownership of shares . . .;

(3) Establishes the directors or officers of the corporation, or their terms of office or manner of selection or removal;

(4) Governs, in general or in regard to specific matters, the exercise or division of voting power by or between the shareholders and directors or by or among any of them, including use of weighted voting rights or director proxies;

(5) Establishes the terms and conditions of any agreement for the transfer or use of property or the provision of services between the corporation and any shareholder, director, officer, or employee of the corporation or among any of them;

(6) Transfers to one or more shareholders or other persons all or part of the authority to exercise the corporate powers or to manage the business and affairs of the corporation, including the resolution of any issue about which there exists a deadlock among directors or shareholders;

(7) Requires dissolution of the corporation at the request of one or more of the shareholders or upon the occurrence of a specified event or contingency; or

(8) Otherwise governs the exercise of the corporate powers or the management of the business and affairs of the corporation or the relationship among the shareholders,

the directors, and the corporation, or among any of them, and is not contrary to public policy."

It is inconceivable, for example, that shareholders of a publicly-traded company such as Post Properties would attempt to eliminate the board of directors entirely, to designate an outside person to manage its business, or to give to one of its shareholders the power to cause corporate dissolution. These limits are totally incompatible with public ownership, and quite naturally, § 14-2-732(d) of the GBCC provides for their extinction once the company becomes publicly traded.

Section 14-2-1020(d) of the GBCC, when read in context, only applies to corporations that are permitted to adopt shareholder agreements under § 14-2-732 of the GBCC (i.e., non-publicly traded corporations), and that the types of limitations enumerated in § 14-2-732 of the GBCC must be approved by all shareholders and not by majority action permitted by § 14-2-1020(b) of the GBCC.

That this is the proper interpretation of the GBCC can be seen not only by the clear statement in § 14-2-1020(b) that the shareholders have the power to amend or repeal a corporation's bylaws, but also by looking at numerous other provisions of the GBCC, which would be made ineffective by the broad and unwarranted construction of § 14-2-1020(d) that Post Properties suggests. For instance, GBCC § 14-2-810(a) allows a bylaw approved by the shareholders of the corporation to limit the power of directors to fill vacancies on the board. GBCC § 14-2-811, noted above, specifically authorizes the bylaws to limit the power of the directors to set their own compensation. GBCC § 14-2-820 allows the bylaws to limit the power of the board to permit directors to participate in meetings by electronic means. GBCC § 14-2-825(a) permits bylaws to limit the power of the board to create committees and to specify or limit the power of board committees. If, however, the Staff follows Post Properties' interpretation of § 14-2-1020(d) of the GBCC, then shareholders of a publicly-held corporation would never be permitted to amend a corporation's bylaws to limit director authority in these or any other area. Consequently, Post Properties' interpretation of § 14-2-1020(d) would render moot and superfluous each of the above specifically identified sections that authorize director authority to be limited in a corporation's bylaws.

It has long been the rule in Georgia, as well as elsewhere, that a statute such as the GBCC will be construed to make its parts harmonize and not to presume that the legislature intended a part in such a way as to have no meaning. The Supreme Court of Georgia in *Brown v. Liberty County*, 271 Ga. 634, 522 S.E. 2d 466 (1999) has stated this rule succinctly: "It is a basic rule of construction that a statute or constitutional provision shall be construed to make all its parts harmonize and to give a sensible and intelligent effect to each part(, as i)t is not presumed that the legislature intended that any part would be without meaning."

Section 14-2-1020(d) of the GBCC applies only to closely held corporations which are eligible to adopt shareholders' agreements under § 14-2-732 of the GBCC. The general rule remains that shareholders of a publicly-traded Georgia corporation may amend corporate bylaws pursuant to the authority of § 14-2-1020(b) which states: "A corporation's shareholders may amend or repeal the corporation's bylaws or adopt new bylaws . . .."

II. Rule 14a-8(i)(3) -- The Proposal does not contain false and misleading statements in violation of Rule 14a-9 of the Exchange Act.

A. Post Properties failed to timely disclose all material terms of Mr. Goddard's compensation package.

Post Properties improperly cites Rule 14a-8(i)(3) as grounds for excluding Mr. Williams' Proposal. This rule allows a company to exclude a shareholder proposal that is contrary to any of the Commission's proxy rules. Post Properties attempts to link Rule 14a-8(i)(3) with Rule 14a-9. Rule 14a-9 provides that no solicitation shall be made containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact. We believe that Mr. Williams' Supporting Statement does not contain any false and misleading statements within the meaning of Rule 14a-9 and the following information is provided in direct response to Post Properties' allegations.

At December 5, 2003 when Mr. Williams submitted his Proposal to Post Properties, Post Properties had not fully disclosed to its shareholders Mr. Goddard's compensation arrangement as non-management Chairman of the Board. More importantly, Post Properties has yet to disclose all of the material terms of Mr. Goddard's compensation package. During the 2003 proxy contest, Post Properties publicly stated in its May 6, 2003 earnings conference call that Mr. Goddard, as Post Properties' non-management Chairman of the Board, was receiving the same $20,000 compensation as any other non-management director of Post Properties and that there had been no discussions and no contract for other compensation. On July 17, 2003, Post Properties' Compensation Committee approved a one year compensation package for Mr. Goddard consisting of 7,672 shares of restricted stock of Post Properties, non-qualified stock options to acquire 100,000 shares of common stock of Post Properties, $100,000 in cash, and made this compensation package retroactive to February 20, 2003, almost two months prior to Post Properties' Definitive Proxy Statement dated April 4, 2003 for its 2003 Annual Shareholders Meeting held on May 22, 2003. The Compensation Committee determined that this package had a value of approximately $450,000. Post Properties announced on November 4, 2003 during its earnings conference call reporting its financial results for the third quarter ended September 30, 2003, that Mr. Goddard received a stock grant and stock options for his service as non-management Chairman of the Board. Post Properties, indeed, filed a copy of the agreements reflecting the stock grant and the option grant as exhibits to Post Properties' Form 10-Q for the third fiscal quarter filed with the Commission on November 14, 2003 ("Third Quarter Form 10-Q").

Mr. Williams' understanding that Post Properties' failure to fully disclose the material terms of Mr. Goddard's compensation package may violate federal securities laws is proper and properly supportable. Post Properties claims it "disclosed the material components of Mr. Goddard's compensation package (which became effective in the Company's third fiscal quarter

2003) as Exhibit 10.1 and Exhibit 10.2 to [Post Properties' Third Quarter Form 10-Q]." Mr. Williams strongly disagrees with Post Properties' claim. Mr. Williams believes that a $100,000 cash payment, constituting almost 23% of the total value of Mr. Goddard's compensation package, and making Mr. Goddard's compensation package retroactive to February 20, 2003, especially in light of Post Properties' statements made during last year's proxy contest, are material terms that Post Properties has failed to properly disclose under the federal securities laws.

Post Properties conveniently notes that Mr. Goddard's compensation package "became effective in the Company's third fiscal quarter 2003" without clearly disclosing to the Staff its retroactivity to February 2003. Both Mr. Goddard's personal Form 4 filing on August 27, 2003 and Exhibits 10.1 and 10.2 to Post Properties' Third Quarter Form 10-Q indicate that the grant date of the restricted stock and stock options, respectively, is July 17, 2003. July 17, 2003 is the date of the Board's Compensation Committee meeting at which the Compensation Committee approved the completed compensation package for Mr. Goddard. In addition, Post Properties' 2003 Incentive Stock Plan, under which the Compensation Committee granted Mr. Goddard's restricted stock and stock option, states in Section 7.3 that the option price shall be no less than the fair market value per share of Post Properties common stock on the date the option is granted. The 2003 Incentive Stock Plan further states in Sections 7.1 and 9.1 that the "Committee acting in its absolute discretion shall have the right to make Stock Grants to Key Employees and to Directors." It is clear, then, that the actions taken by the Compensation Committee, having absolute discretion, on July 17, 2003 were conclusive and binding.

Paragraph (b)(10)(iii)(A) of Item 601 of Regulation S-K states:

> "any management contract or any compensatory plan, contract or arrangement, including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) in which any director or any of the named executive officers of the registrant, as defined by Item 402(a)(3), participates *shall be deemed material and shall be filed*; . . ." (emphasis supplied).

Instruction 2 to Paragraph (b)(10) states:

> "If a material contract is executed or becomes effective during the reporting period reflected by a Form 10-Q or Form 10-K, it shall be filed as an exhibit to the Form 10-Q or Form 10-K filed for the corresponding period. *See* paragraph (a)(4) of this item. With respect to quarterly reports on Form 10-Q, only those contracts executed or becoming effective during the most recent period reflected in the report shall be filed."

Because it is uncontroverted that the grant date of Mr. Goddard's compensation package is July 17, 2003, retroactive to February 20, 2003, Mr. Williams believes that all of the material terms of Mr. Goddard's compensation package should have been disclosed in Post Properties' Quarterly Report on Form 10-Q for the second fiscal quarter of 2003, filed with the Commission on August 14, 2003 ("Second Quarter Form 10-Q"), and certainly in Post Properties' Third Quarter Form 10-Q filed on November 14, 2003. Mr. Williams notes that Post Properties filed as Exhibit 10.1 to the Second Quarter Form 10-Q a copy of the employment agreement entered into on July 18, 2003 with David P. Stockert, the Chief Executive Officer of Post Properties. Post Properties also filed as Exhibit 10.2 to the Second Quarter Form 10-Q a copy of Amendment No. 1 to the Employment Agreement with Thomas Senkbeil, the Executive Vice President and Chief Investment Officer of Post Properties, dated as of August 1, 2003. Query why Post Properties would file with its Second Quarter Form 10-Q a copy of Mr. Stockert's employment agreement and a copy of Mr. Senkbeil's employment agreement amendment entered into one day and almost two weeks, respectively, *after* the Board's Compensation Committee granted Mr. Goddard his compensation package and not similarly disclose Mr. Goddard's arrangement with Post Properties. Should Post Properties take the position that the arrangement with Mr. Goddard was not "consummated" until after the filing of the Second Quarter Form 10-Q, then by definition, Mr. Goddard's Form 4 Report appears untimely filed according to Section 403 of the Sarbanes-Oxley Act of 2002 and Section 16(a) of the Exchange Act, and Post Properties appears to have violated federal securities law disclosure rules promulgated under Regulation S-K.

Mr. Williams believes that the information provided above clearly supports his statements that Post Properties had not fully disclosed to its shareholders the material terms of Mr. Goddard's compensation arrangement, which he understands may violate federal securities laws.

B. Post Properties' assertions that Mr. Williams' statements are "slanderous" and impugn the character of the Board are completely without merit.

Post Properties argues that the Proposal's connection of the approval of Mr. Goddard's compensation package to the "substantial cash payments" received by Mr. Anderson, a member of the Board and of the Compensation Committee of the Board, and "sizable payments" received by two Board members (one of whom is Mr. Anderson) from Mr. Goddard's affiliated companies is an attempt to impugn the character of the Board. We disagree. These statements are truthful and are included to show the conflict of interest backdrop against which the Compensation Committee and the Board of Directors acted. At a regularly scheduled meeting of the Board of Directors of Post Properties on September 8, 2003, Mr. Williams learned that the Compensation Committee had granted Mr. Goddard his compensation package on July 17, 2003. The full Board ratified Mr. Goddard's compensation package, with only Mr. Williams voting against the ratification. Following this meeting, at the request of Mr. Williams, outside counsel for Post Properties advised us, as counsel for Mr. Williams, that Mr. Goddard's affiliated companies expected to pay Mr. Anderson approximately $200,000 for "consulting services" from 2000-2003. Post Properties' counsel indicated that it also would provide information on the value of various carrying interests that Mr. Anderson held in various business deals affiliated with Mr. Goddard. Post Properties' counsel has failed to provide that information. In addition, another director of Post Properties also serves as a director of one or more companies affiliated with Mr. Goddard. In that capacity, this director receives compensation both directly as a director, and indirectly as a partner in the law firm that provides legal services to Mr. Goddard's affiliated entities. Mr. Williams believes this director has received in excess of approximately $20,000 for director fees from Mr. Goddard's affiliated companies since 2001. Mr. Williams, however, does not know the aggregate amount of legal fees paid by Mr. Goddard's affiliated companies to this director's law firm, but believes them to be sizable.

Post Properties has cited a long list of no-action letters to support its claim for exclusion under Rule 14a-8(i)(3) without taking a close look at the facts of those cases or the Staff's actual responses. The proposals in all the cases cited by Post Properties are easily distinguishable from Mr. Williams' Proposal. We refer the Staff to Exhibit C for a discussion of each of these no-action letters and a clarification of why they are easily distinguishable from Mr. Williams' Proposal and Supporting Statement. In addition, despite any initial shortcomings in the cited no-action letters, the Staff did not concur to exclude any of the proposals; rather, the Staff allowed each of the proposals to be included if timely revised. Based on the supporting facts in Mr. Williams' Proposal and included in this letter, Mr. Williams' Proposal is not excludable under Rule 14a-(i)(3). However, if the Staff believes otherwise with regard to any statements in the Proposal, we would like the opportunity to revise the Proposal and do not believe that the entire Proposal should be excluded.

III. Rule 14a-8(i)(4) -- Mr. Williams' Proposal relates solely to actions recently taken by Post Properties that affect all shareholders and not to any alleged personal claim or grievance against Post Properties.

A. General.

Mr. Williams' Proposal clearly relates to a matter of serious concern to all shareholders of Post Properties and does not relate to any personal claim or grievance by Mr. Williams against Post Properties. Rule 14a-8(i)(4) permits a company to exclude a shareholder's proposal "[i]f the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by other shareholders at large." The Staff has indicated that a proponent's proposal may be excluded (1) when the proposal is *directly related* to the proponent's personal grievance; *and* (2) when the proposal is of general interest to all security holders but the issuer demonstrates that it was submitted to redress a personal grievance. Commission Release No. 34-19135 (publicly available October 14, 1982) (emphasis supplied). The Staff adds that a proposal of general interest to all security holders may be excluded under Rule 14a-8(i)(4) (formerly Rule 14a-8(c)(4)) "if it is *clear* from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *Id.* (emphasis supplied). Post Properties has failed to clearly demonstrate that Mr. Williams' Proposal is *directly related* to a personal grievance that Mr.

Williams may have with Post Properties and that Mr. Williams submitted the Proposal to address this personal grievance. In fact, Post Properties has not even clearly identified the supposed personal grievance on which Post Properties bases the crux of its claim for exclusion.

We believe that Post Properties' "Summary of Mr. Williams' Statements and Actions" is replete with inaccuracies and, more importantly, omissions of material fact specifically designed to give the Staff the impression that Mr. Williams is harassing the Board and management and being disruptive to Post Properties for personal gain. Moreover, Post Properties routinely references the Staff's position in the numerous no-action letters it cites for support to exclude Mr. Williams' Proposal without explaining to the Staff that, in almost all cases, the facts underlying the cited no-action letters are clearly distinguishable from Mr. Williams' reasons for submitting his Proposal.

For example, Post Properties cites Texaco, Inc. (publicly available March 18, 1993) four times in support of its argument that Mr. Williams' Proposal may be excluded as a personal grievance. In Texaco, significant portions of the proposal and supporting statement dealt with the *same topic* about which the proponent had extensive on-going disputes with the company. The facts presented evidence that the proponent, who was an independent retailer for Texaco, desired an increase in compensation for lower paid employees and a decrease in executive compensation. This proposal, if approved, would have directly benefited the proponent by eliminating the perceived disadvantage to independent retailers of labor costs in relation to company-operated retail facilities. Texaco also presented supplemental documentation that contained statements by the proponent that "his purpose (in the proposal) was to restate his often-repeated position that the Petroman employees operating Texaco's stations in [his] competitive market area and elsewhere should be paid higher salaries and benefits." In the same documentation, the proponent indicated that he was not concerned with imposing a cap on compensation paid to Texaco's executives. The proposal was clearly designed to benefit the proponent and further his personal interests. The Staff concluded that it would not take enforcement action if Texaco excluded the proposal pursuant to Rule 14a-8(c)(4) (now known as 14a-8(i)(4)).

Although Post Properties cites Texaco to support its position, Post Properties has not presented any clear evidence to show a direct link that the Proposal will benefit Mr. Williams individually or further his personal interests within the meaning of Rule 14a-8(i)(4). Rather, Post Properties has attempted to obfuscate the true purpose of Mr. Williams' Proposal by trying to link Mr. Williams' historical concerns over Post Properties' day-to-day business activities with a recently occurring event that formed the basis of his Proposal.

B. Mr. Williams' Proposal is not a redress of a personal claim or grievance.

On July 17, 2003, the Compensation Committee of the Board of Directors of Post Properties unilaterally and with full and absolute authority approved a compensation package for Mr. Goddard as non-management Chairman of the Board. This compensation package includes at least four material terms: a stock grant, an option grant, a cash payment, and a retroactivity to

February 20, 2003. The Compensation Committee advised that it utilized information received from an independent third party to establish the dollar value of Mr. Goddard's compensation package. The Board of Directors ratified the Compensation Committee's action on September 8, 2003, with Mr. Williams voting against ratification. As Mr. Williams explains in his Supporting Statement, when compared to the compensation paid in 2002 to all non-management Chairmen of the Boards of publicly-held, multi-family REITs having a market capitalization of over $1 billion, Mr. Goddard's package would have been second only to Sam Zell of Equity Residential (which has approximately six times the market value of Post Properties) and double the next highest paid person in this group, according to publicly available records.

In Post Properties' 2003 proxy materials dated April 4, 2003, Post Properties stated that its non-employee directors receive an annual retainer of $20,000, with additional cash equal to $1,000 for attending Board meetings and Audit Committee meetings, $500 for attending other committee meetings, and a special stipend in the amount of $7,500 for the Chairman of the Audit Committee. In addition, each non-employee director who is serving in that capacity on December 31 of a year and who has served as a director for more than one year automatically receives a grant of options to purchase 3,000 shares of common stock at an exercise price equal to 100% of the fair market value of the common stock on the date of the grant. Each non-employee director receives a grant of options to purchase shares of common stock of Post Properties at the time of his initial appointment to the Board of Directors in an amount equal to $10,000 divided by the fair market value per share of the common stock on the date of grant, such grant being at an exercise price equal to 100% of the fair market value of the common stock on that date. During the 2003 proxy contest, Post Properties announced that Mr. Goddard, who became the non-employee Chairman of the Board on February 20, 2003, was only receiving the same compensation as any other non-management director of the Board.

It quickly becomes obvious that Mr. Williams' Proposal in no sense is trying to seek redress of any personal claim or grievance, but rather is seeking to curtail the egregious actions by the Compensation Committee and the Board of Directors of Post Properties in granting Mr. Goddard a compensation package as non-management director in an amount equal to approximately $450,000. Although the current Bylaws of Post Properties grants the Board of Directors the discretionary authority to establish director compensation, Mr. Williams believes that both the Compensation Committee and the Board have fundamentally abused this privilege by granting Mr. Goddard a compensation package in an amount and having the terms described above that are so blatantly contrary to any prior description or disclosure of Board compensation to shareholders of Post Properties. Mr. Williams believes that amending the Bylaws to require the Board to present to shareholders for approval the Board's recommendation for director compensation will preclude future similar Board abuses.

We believe Post Properties' citation to a litany of Staff no-action letters to support its claim that Mr. Williams' Proposal is simply seeking redress of a personal claim or grievance is misguided. We have attached as <u>Exhibit D</u> a description of these no-action letters cited by Post Properties (other than Texaco, Inc., publicly available March 18, 2003, described above), together with a more complete analysis of the facts underlying each of these no-action letters.

The facts underlying each of these no-action letters vary significantly from the facts underlying why Mr. Williams submitted his Proposal for inclusion in Post Properties' 2004 proxy materials.

Moreover, Post Properties' attempt to demonstrate a "direct link" between Mr. Williams' Proposal and a supposed personal grievance or interest is completely without merit. Post Properties alleges Mr. Williams submitted his Proposal to seek "revenge" against Post Properties. This is simply untrue. Mr. Williams did not recommend or approve Mr. Goddard's compensation package. Mr. Williams voted against ratifying Mr. Goddard's compensation package because he believed it was not in the best interests of all shareholders and so stated at the September 8, 2004 Board meeting. Post Properties previously had disclosed to shareholders the amount and methodology for granting compensation to non-management directors for their service on the Board. Post Properties also previously had publicly stated that Mr. Goddard was only receiving the same compensation (i.e., $20,000) as each other non-management director for his service as Chairman of the Board. The compensation package unilaterally granted to Mr. Goddard is so egregious and so out of proportion with respect to Post Properties' own prior public disclosure to its shareholders and to the compensation packages granted to non-management Chairmen of the Boards of similarly situated multi-family REITs that Mr. Williams believed the only way to curtail future similar abuses was through amending the Bylaws of Post Properties as reflected in his Proposal.

Post Properties ineffectively attempts to link Mr. Williams' Proposal with his ongoing concerns about the business operations of Post Properties following his resignation as Chief Executive Officer of Post Properties. As shown above, Mr. Williams' concerns about business operations has absolutely no connection to his reasons underlying his Proposal. Perhaps some in management believe that Mr. Williams asks too many questions of management and the Board, but hindsight has demonstrated that he has asked the right questions. For example, Post Properties notes that Mr. Goddard, as Chairman of the Board, interviewed and conducted meetings with senior management and other employees of Post Properties during late February and early March, 2003. Post Properties states that "it became clear to Mr. Goddard that the senior management team was performing well, but that Mr. Williams was going to continue to be disruptive." Post Properties' statement appears disingenuous. If the senior management team were truly performing as well as Post Properties states in its letter to the Staff, then why did Post Properties fire its Chief Financial Officer and the Executive Vice President of Asset Management of Post Properties in early April 2003 with no rational explanation given to the public? Post Properties states that Mr. Williams "made burdensome requests for [Company] information." What Post Properties fails to disclose is that this is the same information Mr. Williams had been requesting and receiving previously for years. Post Properties states that Mr. Williams, as the then Chairman of the Board, opened the January 7, 2003 Board meeting by announcing he had hired a law firm to review proposals presented at the December 2002 meeting and that he was vehemently opposed to Post Properties adopting those resolutions. Post Properties fails to disclose that the discussion at the December 2002 Board meeting to approve changes to the Bylaws to add anti-takeover provisions was tabled because of the complexity of the subject matter. Post Properties also fails to disclose that Mr. Williams requested that Mr. Stockert, the Chief Executive Officer, and outside counsel to Post Properties advise him on the extensive anti-takeover proposals that management and outside counsel submitted to the Board for approval only days before the January 7, 2003 Board meeting. Neither Post Properties nor its outside counsel ever provided this advice. At the January 2003 Board meeting, Mr. Williams challenged each of the directors on whether they understood the complex anti-takeover provisions being presented to them for consideration and approval, especially in light of the pre-existing anti-takeover provisions included in Post Properties' Article of Incorporation by virtue of its status as a real estate investment trust, and the potential implications to all shareholders. Ultimately, the Board again tabled the discussion because, Mr. Williams believes, a majority of the directors were not properly informed about the details or implications of the proposals on which they were being requested to consider and vote.

Post Properties further attempts to buttress its claim that Mr. Williams' Proposal seeks to redress a personal claim or grievance by disclosing that the Board sought to approve resolutions restricting Mr. Williams' access to employees and certain company information and to relocate his office. What Post Properties fails to disclose is that the Board initially called a special meeting of directors in violation of the Bylaws of Post Properties to vote on these resolutions and that outside counsel for Post Properties had informed our firm, as counsel for Mr. Williams, that there were enough votes to approve the resolutions unless Mr. Williams wanted to negotiate a resolution of the matter. After Mr. Williams objected to the illegally-called Board meeting, the Board issued a new notice calling for a special meeting to vote on these resolutions. Mr. Williams believed the facts underlying the resolutions were materially false and misleading and sought to enjoin the Board from approving the pre-packaged action. One of the byproducts of the Board's actions in approving the proposed resolutions could have been a termination of Mr. Williams' employment agreement with Post Properties, resulting in a termination of Mr. Williams' life insurance policies. Because Mr. Williams previously had undergone heart bypass surgery, it was doubtful Mr. Williams would be eligible to receive comparable life insurance on reasonable terms, if at all, if he had to obtain new coverage. Mr. Williams sought injunctive relief. After hearing all of the facts, the Superior Court of Cobb County, Georgia granted a temporary restraining order against the Board of Directors from voting on the proposed resolutions. Mr. Williams in no way challenged the Board's authority to consider other unrelated matters relative to the business of Post Properties.

Post Properties also incorrectly references Mr. Williams' proxy contest last spring as evidence supporting Post Properties' claim that Mr. Williams' Proposal is seeking to redress a personal claim or grievance. Although Mr. Williams' slate was not elected, he received approximately 35% of the outstanding vote and, according to IVS Associates, Inc., approximately 54% of all shares voted by Post Properties employees in the Post Properties 401(k) plan. When asked about the results of the proxy contest, Mr. Williams replied, "I consider our effort a strong victory. [Post Properties] has adopted virtually our entire platform. I am confident our board's governance decisions will be more open and more thoughtful in the future. I am also confident that the board knows, without question, that the shareholders own this company." *Atlanta Business Chronicle*, May 22, 2003. In the same article, Mr. Williams added, "If [the Board] thoughtfully look[s] at proposals that enhance shareholder value and quickly implement the committed governance changes, we will have a smooth and functional board. That is certainly my hope." Again, Post Properties' efforts to link the proxy contest to Mr. Williams' Proposal are fallacious. It is clear that Mr. Williams launched the proxy contest for the benefit of all shareholders to pursue needed corporate governance changes. This was not about Mr. Williams personally.

Finally, Post Properties alleges Mr. Williams made false accusations regarding the fairness of the bidding process for certain asset sales with the intent of disrupting the sales process. Mr. Williams presented information to the Board and management of Post Properties indicating that, based on information he had received, management had failed to fulfill its fiduciary duties to holders of common partnership units in Post Apartment Homes, L.P. in connection with management's proposed sale of various apartment assets of Post Properties. Post Properties acknowledged these shortcomings by providing the unitholders with additional time with which to consider and bid on these properties. Post Properties also has committed to keep the unitholders better informed of the asset sales process as a direct result of Mr. Williams' request. Post Properties' attempt to blame Mr. Williams for the decision by Barry Teague, a former director of Post Properties, to retract his bid to purchase from Post Properties the Post Lane apartment assets in Atlanta also is without any merit. According to Mr. Teague, he withdrew his bid for these assets principally because he based his bid price on certain assumptions as to the quality of the assets, which proved materially untrue after conducting a further due diligence investigation.

All in all, the attempts by Post Properties to try to link historical disputes between Mr. Williams and Post Properties with Mr. Williams' Proposal is clearly misplaced. This listing of items by Post Properties is simply an attempt to sidestep the real issue underlying Mr. Williams' Proposal and to try to manipulate a series of events to draw a specious correlation between these events and Mr. Williams' Proposal. We believe Post Properties has failed to demonstrate that there is a direct link between Mr. Williams' Proposal and his historical concerns with management. Mr. Williams' Proposal is intended to curb future abuses by the Board of Directors in establishing director compensation.

As previously shown, the Board's ability to establish director compensation under the existing terms of the Bylaws is not a right, but rather a privilege. Mr. Williams believes the Board of Directors and the Compensation Committee have abused that privilege. As one of the largest individual beneficial owners of common stock of Post Properties, Mr. Williams, for himself and for all shareholders, is seeking to prevent a reoccurrence of this apparent abuse.

C. Post Properties fails to clearly demonstrate that Mr. Williams' Proposal is intended to pursue a personal goal.

It is abundantly clear that Mr. Williams' Proposal is not intended, and in fact does not, support any personal goal. Mr. Williams is not seeking to use the Proposal as greenmail to force a resolution of any litigation or any other dispute between himself and Post Properties. The Proposal does not on its face and is not intended to advance any non-shareholder interest. Furthermore, the Proposal does not contain inflammatory or embarrassing statements about Post

Properties. Mr. Williams believes that any critical statements included in the Supporting Statement to the Proposal are truthful and are adequately supported, both in the Proposal, the Supporting Statement and as set forth in this letter.

D. The Proposal does not benefit Mr. Williams any differently than all other shareholders of Post Properties at large.

Because the Proposal does not seek to redress or further a personal claim or interest, the Staff's analysis under Rule 14a-8(i)(4) requires Post Properties to supply direct evidence that Mr. Williams is abusing the shareholder proposal process by submitting the Proposal to obtain a benefit that is not shared by all Post Properties shareholders. On numerous occasions, the Staff has indicated that it would not grant no-action relief to a company requesting exclusion of a proponent's proposal unless the company demonstrated a clear intent between the proposal and a matter pertaining solely to the proponent and not to shareholders generally. *See* Waste Management, Inc. (publicly available March 11, 2002) in which the Staff concluded that evidence of an active campaign against the company was insufficient to exclude the proposal; Crown Central Petroleum Corporation (publicly available March 10, 1998), in which the proponent successfully argued that the Staff "has generally permitted exclusion of shareholder proposals . . . only when the registrant proves such intent through direct evidence;" Consolidated Freightways, Inc. (publicly available February 1, 1996), in which the Staff indicated that the proponent's coordination of "a campaign by all levels of the union to get CF back on the right road" was insufficient to demonstrate that the proposals were submitted to redress a personal claim or grievance of the proponent's. It is important to note that the Staff has consistently only granted relief under Rule 14a-8(i)(4) when a company presents evidence that a proponent -- or an entity on whose behalf a proponent is acting -- admits that it submitted the proposal in order to pressure the company. *See* Dow Jones & Company, Inc. (publicly available January 24, 1994) in which the company successfully argued that the proponents, both union members, had submitted their shareholder proposal in order to put pressure on the company during contract negotiations with the union on a new collective bargaining agreement. More importantly, the following year, the Staff declined to grant no-action relief to Dow Jones with respect to the same proposal submitted by different proponents, explaining, "In reaching this position, we note the absence of factors such as the existence of contract negotiations and documentary evidence from the union acknowledging that the proposal was intended to enhance the union's bargaining power." Dow Jones & Company, Inc. (publicly available February 8, 1995).

In its supporting citations, Post Properties fails to identify a no-action letter containing underlying facts parallel Mr. Williams' reasons for submitting the Proposal. Despite the disagreements on how best to manage Post Properties' day-to-day business that Mr. Williams and the Board of Directors or management of Post Properties may have had in the past, none can be linked to Mr. Williams' Proposal to show a personal interest or grievance. The bottom line is simply that the Proposal is not intended to further any personal interest or grievances with Post Properties and Mr. Williams will not recognize any separate benefits from the Proposal that will not be shared by all Post Properties shareholders.

IV. Conclusion.

For the foregoing reasons, Mr. Williams' Proposal is in full compliance with the letter and spirit of Rule 14a-8. We believe Post Properties has failed to meet its burden of persuading the Staff under Rule 14a-8 that Mr. Williams' Proposal may be excluded under Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) or 14a-8(i)(4). Therefore, Post Properties should not be permitted to omit Mr. Williams' Proposal from its 2004 proxy materials.

Should the Staff decide that any portion of the Proposal or Supporting Statement is not in compliance with Rule 14a-8, Mr. Williams respectfully requests the opportunity to make any such changes to the Proposal or the Supporting Statement that the Staff may deem necessary in order for the Proposal to be included in Post Properties' 2004 proxy materials. Should the Staff preliminarily determine not to recommend any enforcement action if Post Properties omits the Proposal from its 2004 proxy materials, we respectfully request the opportunity to discuss the Staff's determination prior to issuance of the Staff's position.

If you have any questions or require any additional information concerning this response, please call the undersigned at (404) 527-4390. Kindly forward any written communications to my attention at (404) 527-4198. We appreciate your consideration of Mr. Williams' response.

Very truly yours,

Leonard A. Silverstein
McKenna Long & Aldridge LLP
(on behalf of John A. Williams)

Enclosures

cc: John A. Williams (w/enc.)
Sherry W. Cohen, Corporate Secretary, Post Properties, Inc. (w/enc.)

EXHIBIT A

Received By: SWCohen
Date: 12-5-03
Time: 1:40 pm

JOHN A. WILLIAMS
4401 NORTHSIDE PARKWAY
SUITE 800
ATLANTA, GEORGIA 30327-3057

December 5, 2003

Via Hand Delivery
Post Properties, Inc.
One Riverside
4401 Northside Parkway, Suite 800
Atlanta, Georgia 30327-3057
Attention: Sherry W. Cohen
Corporate Secretary

Dear Sherry:

As a shareholder of Post Properties, Inc., I am concerned about recent actions relating to the granting of compensation to certain members of the Board of Directors, most notably Bob Goddard, the Chairman of the Board. I believe the Board has abused its authority provided in the company's Bylaws to determine director compensation. Because of these recent actions, I believe shareholder oversight of the determination of director compensation has become necessary to prevent any further abuses.

Therefore, as the owner of at least 790,712 shares of Post Properties, Inc. common stock having a market value in excess of $2,000, I am submitting for inclusion in the proxy statement for the 2004 Annual Meeting of Shareholders the attached proposal in accordance with Rule 14a-8 of the Securities and Exchange Act of 1934. The proposal amends Article II, Section 7 of the Bylaws of Post Properties to require shareholder approval of the Board of Director's recommendation for director compensation.

As required by Rule 14a-8 of the Securities and Exchange Act, I have held these shares for more than one year as of the date of submission of this proposal and will continue to hold the requisite number of shares through the date of the next annual shareholders meeting. A certification of my stock ownership from Merrill Lynch is enclosed. I or one of my representatives will be present at the 2004 Annual Meeting of Shareholders to introduce the proposal.

Please be aware I recognize that certain information included in the second bullet point in the proposal has not been publicly disclosed by Post Properties as of this time. I assume that the company will disclose this information on or before the date the proxy statement for the 2004 Annual Meeting of Shareholders is made publicly available.

Please send all correspondence pertaining to this proposal to me at One Riverside, 4401 Northside Parkway, Suite 100, Atlanta, Georgia 30327, with a concurrent copy delivered to my legal counsel, Leonard A. Silverstein, Esq., McKenna Long & Aldridge LLP, 303 Peachtree Street, N.E., Suite 5300, Atlanta, Georgia, 30308.

I believe that this proposal is in the best interests of Post Properties, Inc. and its shareholders.

Sincerely yours,

John A. Williams

Encl. Shareholder Proposal and Supporting Statement
Certification of Stock Ownership

RESOLVED:

Article II, Section 7 of the Corporation's Bylaws be deleted and the following inserted in lieu thereof:

"The Board shall recommend to shareholders at each annual meeting the amount and form of compensation proposed to be paid to Directors for service on the Board and its committees for the year commencing at that meeting, which recommendation shall be approved by the Corporation's shareholders holding a majority of shares entitled to vote in the election of Directors. Directors also shall be reimbursed for reasonable expenses to attend Board and committee meetings. This provision may not be altered, amended or repealed by the Board."

Proponent's Supporting Statement

Currently, the Bylaws grant the Board the authority to determine Director compensation for service on the Board and its committees, and to reimburse Directors for reasonable expenses to attend Board and committee meetings. I believe the Board's recent actions in establishing Board compensation, however, have abused the trust previously afforded to it by shareholders.

- During last year's proxy contest and prior to the annual Shareholder's Meeting on May 22, 2003, I requested that the Corporation disclose any discussions among Directors regarding Robert Goddard's proposed compensation as Chairman of the Board. The Corporation publicly responded that Mr. Goddard was receiving the same $20,000 compensation as each other non-management Director and that there had been no discussions and no contract for other compensation. *May 6, 2003 Post Earnings Conference Call Transcript.*

- On July 17, 2003, the Board's Compensation Committee authorized paying Mr. Goddard as non-management Chairman of the Board a one year package of cash, stock and stock options worth approximately **$450,000, retroactive to February 20, 2003, the period including the proxy contest.** The Board, including two Directors who have received sizable payments from Mr. Goddard's affiliated companies, ratified this package on September 8, 2003, with only John Williams voting against ratification. As of December 4, 2003, the Corporation still had not fully disclosed Mr. Goddard's compensation arrangement to shareholders, which I understand may violate federal securities laws.

- When compared to the compensation paid in 2002 to all non-management Chairmen of the Boards of publicly-held, multi-family REITs having a market capitalization of over $1 Billion, Mr. Goddard's package would have been second only to Sam Zell of Equity Residential (which has approximately six times the market value of Post) and double the next highest paid person in this group, according to publicly available records.

- Robert Anderson, a member of the Compensation Committee approving Mr. Goddard's compensation, has received substantial cash payments for "consulting

Received Dec-05-03 13:45 From-4048465001 To- Page 04

services" from Mr. Goddard's affiliated companies since 2000 and possibly significantly more in carrying interests in various business deals.

This proposal is intended to preclude Board activities similar to those described above. If this proposal is approved, I believe shareholders will act responsibly and approve future Board compensation recommendations, if properly justified. To take advantage of shareholders, I believe, is just plain wrong. Let's fix it now.

Vote FOR amending Article II, Section 7 of the Bylaws.

EXHIBIT B

C

West's Code of Georgia Annotated Currentness
Title 14. Corporations, Partnerships, and Associations
Chapter 2. Business Corporations (Refs & Annos)
Article 10. Amendment of Articles of Incorporation and Bylaws (Refs & Annos)
Part 2. Amendment of Bylaws

→§ 14-2-1020. Amendment by board of directors or shareholders

(a) A corporation's board of directors may amend or repeal the corporation's bylaws or adopt new bylaws unless:

(1) The articles of incorporation or this chapter reserve this power exclusively to the shareholders in whole or in part; or

(2) The shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

(b) A corporation's shareholders may amend or repeal the corporation's bylaws or adopt new bylaws even though the bylaws may also be amended or repealed by its board of directors.

(c) A bylaw establishing staggered terms for directors may only be adopted, amended, or repealed by the shareholders.

(d) A bylaw limiting the authority of the board of directors may only be adopted pursuant to an agreement meeting the requirements of Code Section 14-2-732.

(e) Bylaws adopted by the incorporators or board of directors prior to the issuance of any of the corporation's shares may be amended by the incorporators or the board of directors prior to the issuance of any of the corporation's shares.

Laws 1988, p. 1070, § 1; Laws 1993, p. 1231, § 12; Laws 2000, p. 1567, § 9.

EXHIBIT C

Post Properties cites the no-action letters described below to support its argument for exclusion of Mr. Williams' Proposal under Rule 14a-8(i)(3). The facts underlying these no-action letters are vastly different from the facts surrounding Mr. Williams' Proposal. More importantly, in all of the letters that Post Properties cites, the Staff did not allow exclusion of the *entire* proposal. Rather, the Staff allowed inclusion of the proposals in the companies' respective proxy materials if suggested revisions were timely made.

1. Post Properties cites Citigroup, Inc. (publicly available February 18, 2003) where the proponent's proposal and supporting statement had multiple vague assertions such as the company's personnel had committed "offences" [sic], "infractions", including "collusion" and "fraud" and "devious" actions". Also, the proponent offered no support for any of these allegations. Here, Mr. Williams' statements about the lack of full disclosure and possible violations of federal securities laws are not nearly as broad and vague as the allegations in Citigroup. Also, Mr. Williams' proposal contains supporting evidence and the statement regarding possible federal securities law violations in the Proposal is couched in language that makes it Mr. Williams' belief, not an absolute fact. The statements in Citigroup were not stated as an understanding or opinion. Although the statements in Citigroup were extremely vague and misleading, the Commission did not concur with Citigroup that the entire proposal could be omitted under Rule 14a-8(i)(3). The Commission allowed the proponent to delete some portions of the supporting statement that could not be substantiated or qualified. The proponent was given seven calendar days after receiving the Commission's letter to revise the proposal.

2. General Electric Company (publicly available January 24, 2003) can be distinguished in that the proposal contained extremely inflammatory language. For instance in the General Electric proposal there were references to a "deluge of illicit benefits", a "multitude of illicit benefits", "self enrichment plans" and information being "deliberately concealed." Mr. Williams' Proposal contains no such extreme inflammatory statements. Also, in General Electric the company provided that even if the Staff does not concur that the proposal is so vague and indefinite to require omission in its entirety, certain statements and assertions are excludable. Post Properties' letter requests exclusion of the entire proposal, which is normally not the decision of the Staff where the language can be revised. In General Electric, the Staff did not allow exclusion of the entire proposal under Rule 14a-8(i)(3); rather, the Staff instructed the company to delete some portions of the proposal and supporting statement.

3. In Broadway Financial Corporation (publicly available March 6, 1991), unlike here, there was no factual substantiation in the proposal. Here, Mr. Williams provides factual support for his Proposal and Supporting Statement. In Broadway, the company argued further that "not only does the proponent present no factual basis for the proposal's claims but, indeed, no factual basis exists for these slanderous statements." It seems, again, that Post Properties wishes to selectively use language from a variety of no-action letters to support its position without any regard for whether the facts in those no-action letters are consistent with the facts in the instant case. Here, Mr. Williams' Proposal contains factual support and he is able to provide additional substantiation in this letter for the affiliated relationships existing between Mr. Goddard and other directors of Post Properties. More importantly, although there was no factual

substantiation for the proponent's assertions in Broadway, the Staff still did not exclude the entire proposal and allowed revision of the unsubstantiated portions.

4. Post Properties cites Sprint Corporation (publicly available February 18, 2003), where the proposal contained no actual assertions of wrongdoing by the board. Sprint basically argued that the proposal should be excluded because the tenor of the proposal suggests that there was wrongdoing. Sprint further argued that the proponent did not include any factual support. Here, Mr. Williams provides support in the Proposal and provides the additional supporting information in the letter to which this Exhibit C is attached. Ultimately, the Staff did not concur with Sprint's view that the entire proposal could be omitted under Rule 14a-8(i)(3). The SEC allowed the proponent to delete some portions of the proposal and supporting statement and to provide factual and citation support for other portions.

5. In General Motors Corporation (publicly available April 3, 2002), the proponent allegedly made an intentional misrepresentation relating to a non-specific inflammatory reference to "Enron." Correctly, in General Motors, the company considered that a solution to the misstatement could be to request that the statement be supported or deleted. Here, Post Properties does not consider any revisions to Mr. Williams' Proposal, only exclusion of the entire Proposal. There are no non-specific inflammatory references to situations like "Enron" in this Proposal. Ultimately, in General Motors, the Staff was unable to concur with General Motors' view that the entire proposal could be omitted under Rule 14a-8(i)(3). The Staff allowed the proponent to delete some portions of the supporting statement that could not be supported and to provide support for other portions.

6. Last, Post Properties cites Southwest Airlines Co. (publicly available March 25, 2002) in which the proposal contained numerous unsupported generalizations, missing cites, misstatements, and misleadingly selective quotations. The proponent also attempted to compare company actions to "Enron." Mr. Williams' Proposal, however, is dramatically different, both in terms of substance and form, from the proposal submitted to Southwest Airlines. Mr. Williams' Proposal provides cites where appropriate and does not compare Post Properties to Enron or any other company. Despite the shortcomings in the Southwest Airlines proposal, the Staff still permitted the proposal to be included in Southwest Airlines' proxy materials with appropriate modification.

EXHIBIT D

Post Properties cities the no-action letters described below (together with Texaco, Inc., publicly available March 18, 1993 described in the text of the letter to which this Exhibit D is attached) to support its request for exclusion of Mr. Williams' Proposal under Rule 14a-8(i)(4). The facts underlying the no-action letters that Post Properties cites, however, are easily distinguishable from the facts surrounding Mr. Williams' Proposal. Therefore, the facts and the Staff's decision to allow exclusion of the proposals in each of the no-action letters cited should not be used as precedent against Mr. Williams' Proposal.

1. Post Properties cites Pyramid Technology Corporation (publicly available November 4, 1994), which can be distinguished from this situation. In Pyramid, the proponent previously had submitted a proposal to the company that was excluded in 1992 based on Rule 14a-8(c)(4). The proponent, in Pyramid, also threatened the company with a future proposal if the company failed to adopt the 1992 proposal that was properly omitted. Clearly, if the Staff found a personal grievance underlying an earlier proposal, there would be a strong argument for exclusion of a subsequent proposal. This no-action letter is in no way similar to Mr. Williams' situation since this is the first shareholder proposal that Mr. Williams has submitted to Post Properties.

2. Post Properties' citing of Sigma-Aldrich Corporation (publicly available March 4, 1994), also is unsupportive because the proponent was proposing a limit on the chief executive officer's compensation and had written letters criticizing the chief executive officer specifically. One letter from the proponent stated that he "wondered why [the chief executive officer] decided that I must stop working for the company, even though I have agreed to work without compensation. This is at his discretion… [The chief executive officer's] decision seems absurd . . .." The proponent's proposal was a direct retaliation against the chief executive officer who he thought was responsible for his termination. Here, there are no such facts. Mr. Williams' Proposal is not a personal attack on any Post Properties director or officer. Mr. Williams' goal is to protect the interests of all shareholders. To further distinguish the Sigma-Aldrich letter, the proponent had submitted a similar proposal the year before to limit the chief executive officer's participation in a bonus plan, which the Staff allowed to be excluded. As stated above, this is Mr. Williams' first shareholder proposal.

3. Post Properties cites Westinghouse Electric Corporation (publicly available December 6, 1985) where the proponent, like in Sigma-Aldrich, had previously filed a similar shareholder proposal. In addition, in Westinghouse, the proponent's supporting statement as well as his previous correspondence expressly stated that the proposal resulted from his claim for severance pay and other alleged grievances against Westinghouse. There is no such statement by Mr. Williams or in this Proposal. The Proposal is not intended to address any such grievance; it is intended to address an issue that is important to all shareholders.

4. One year after Texaco, Inc. (publicly available March 18, 1993), the same proponent submitted substantially the same proposal which the Staff allowed to be excluded under Rule 14a-8(c)(4). Texaco, Inc. (publicly available February 14, 1994). In addition to allowing exclusion of this proposal under Rule 14a-8(c)(4), the Staff allowed its response to apply to any future submissions to Texaco of the same or similar proposals by the same

proponent. As stated before, this is the first shareholder proposal that Mr. Williams has filed with Post Properties. Therefore, this case, like the others with multiple submissions, has no relevance to Mr. Williams' situation.

5. Post Properties included a detailed description of some of the facts of AmVestors Financial Corporation (publicly available March 31, 1992), but failed to include the multiple facts that show how very different that situation is from Mr. Williams' situation. Post Properties omitted from its description that the proponent in AmVestors repeatedly offered to settle his lawsuits in exchange for reinstatement of his board position. In AmVestors, there was also a direct request by a representative of the proponent that he would settle his litigation, quit writing letters and cease his proxy solicitation efforts if the company would make him Chairman Emeritus and Of Counsel and let him nominate a director. Mr. Williams has never asked for anything in exchange for withdrawing this Proposal. Neither has Mr. Williams ever been willing to withdraw his proposal even when outside counsel for Post Properties asked us, as counsel for Mr. Williams, whether Mr. Williams wanted to withdraw his Proposal since anything stated in Post Properties' Rule 14a-8(i) request for exclusion would become publicly available information.

In addition, in AmVestors, the proponent threatened the board with an election campaign or shareholder proposal if the company continued to rebuff him. AmVestors noted that this is direct evidence of the motive behind the proponent's shareholder proposal. There is no evidence of any other purpose on Mr. Williams' part, except for safeguarding the interests of all shareholders. To further distinguish AmVestors, there was direct evidence that the proponent had a personal and immediate need for the sale or merger of the company in order to sell his shares quickly. The proponent's proposal to require the board take all action to contact and negotiate with potential buyers for a sale or merger of the company directly related to his personal interests. Unlike the proponent in AmVestors, Mr. Williams has no personal interest in the Proposal that would not be shared with all shareholders.

6. Post Properties also provides details regarding Crown Central Petroleum Corporation (publicly available March 4, 1999). Crown Central, however, is easily distinguishable from Mr. Williams' situation. In Crown Central, there are multiple direct admissions by the OCAW, who are thought to have masterminded the proposal submitted by the proponent, to pressure the company. In addition, the proponent is a named plaintiff in a shareholder derivative lawsuit against the company. There is also evidence of direct admissions in previous deposition statements by the OCAW of its strategy to apply pressure on the company as part of its escalating campaigns, including approaches directly to the shareholders. Post Properties has no evidence of any direct admission by Mr. Williams that would show he submitted his Proposal as part of a personal grievance.

7. In International Business Machines Corporation (publicly available December 28, 1994), the proponent was a former employee who claims that the company discriminated against him because of his physical ailment and that the company had not provided him with adequate worker compensation benefits. The proponent had brought a workers compensation claim and filed a formal discrimination claim against the company. The proposal submitted to the company involved improvements to the workers compensation payment determinations. The underlying facts clearly indicate that the proposal directly related and emanated from the

proponent's workers compensation disputes with the company. Here, the Proposal is not linked to a personal interest of Mr. Williams and does not relate to a dispute that Mr. Williams has with Post Properties.

8. Dow Jones & Company (publicly available January 24, 1994) can be distinguished from Mr. Williams' Proposal in that the group which allegedly masterminded the Dow Jones proposal made direct admissions that their intent was to pressure the company in negotiations over a new collective bargaining agreement. The proponents were members of the board of directors of IAPE, a union that was the collective bargaining representative of Dow Jones employees. At the time of submission of the proposal, the IAPE was engaged in the tenth month of negotiations over a new collective bargaining agreement. The proponents also were members of the IAPE bargaining committee. In regards to the public admissions, there were statements that (1) the proposal was designed to "turn up the heat" on Dow Jones, (2) "with union members growing increasingly restive over company foot dragging at the bargaining table, IAPE officials recently submitted the proposal", (3) the proposal was part of its campaign to "put public pressure on Dow Jones to negotiate fair contracts with its workers" and (4) that the proposal was part of an "unprecedented union publicity campaign" and was a "first volley". The reason behind Mr. Williams' Proposal always has been shareholder protection and Mr. Williams has never made any statements otherwise.

9. Also distinguishable is Medalist Industries, Inc. (publicly available February 17, 1989). In Medalist, there was evidence that the proponent intended to use the proposal as leverage for pressuring the board to assist him in achieving his unique personal goal of making money upon sale of his company shares. There was also direct evidence of correspondence between company counsel and the proponent's counsel that he would be willing to withdraw the proposal if equivalent protection was given to his group only, not to all shareholders. This clearly shows the personal interest of the proponent in Medalist, which is contrary to any facts surrounding the submission of Mr. Williams' Proposal. In Medalist, the facts show the proponent intended that his proposal benefit only himself and not all shareholders. Here, by contrast, Mr. Williams' Proposal is intended to benefit all shareholders.

10. American Telephone & Telegraph Company (publicly available January 26, 1981) is clearly distinguishable from Mr. Williams' Proposal. The facts indicate the proponent in AT&T had a personal prejudice against women and his proposal requested information on the company's recruitment and hiring practices regarding men. The information he requested through the proposal would directly further his personal interest without any benefit to shareholders at large. There is no evidence of this kind regarding Mr. Williams' Proposal.

11. Core Industries, Inc., (publicly available November 23, 1982) also can be distinguished from Mr. Williams' situation. In Core Industries, the proponent's proposal requested information regarding equal employment opportunities at the company. The proponent was part of a protest group against the company that attempted to pressure the company to accept union representation at one of its facilities. The facts indicate the proposal required the company to provide information that would help the proponent's personal interests in union representation. This type of evidence of a personal interest in the shareholder proposal does not exist with Mr. Williams' Proposal.

POST PROPERTIES

March 5, 2004

VIA HAND DELIVERY

Grace K. Lee, Esq.
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Post Properties, Inc. - Filing pursuant to Rule 14a-8(j)
Regarding Exclusion of Shareholder Proposal from Proxy Materials

Dear Ms. Lee:

Post Properties, Inc., a Georgia corporation (the "Company"), is submitting this letter in response to the points raised in the letter, dated February 19, 2004 (the "Proponent's Letter"), from Mr. Leonard A. Silverstein of McKenna, Long & Aldridge LLP, counsel to Mr. John A. Williams, relating to the shareholder proposal (the "Shareholder Proposal") and supporting statement (the "Supporting Statement," and together with the Shareholder Proposal, the "Proposal") submitted by Mr. Williams on December 5, 2003 for inclusion in the Company's proxy materials for its 2004 Annual Meeting of Shareholders (the "Proxy Materials"). For the convenience of the Staff, the Company has attached the letter dated January 22, 2004 (the "Original Request Letter"), requesting that the Staff confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal from the Proxy Materials.

The Proposal seeks to have the Company's shareholders amend the Company's Bylaws (the "Bylaws") to require the Board to obtain shareholder approval for any form of director compensation, other than reimbursements for reasonable expenses incurred by directors in attending Board and committee meetings. The Company continues to believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

A. Rule 14a-8(i)(1) and Rule 14a-8(i)(2) -- The Proposal is an Improper Subject for Shareholders under Georgia Corporate Law and Would, if Implemented, Cause the Company to Violate Georgia Corporate Law.

The Proponent's Letter asserts that the "ultimate authority in Post Properties is and remains with its shareholders, and the shareholders have specifically reserved to themselves in the Bylaws of Post Properties the power to amend those Bylaws." The Company believes this is a summary, simplistic and inaccurate reading of the relative powers afforded to a Georgia corporation's board of directors and shareholders under Georgia law. The Company does not dispute the fact that, pursuant to Article VII, Section 1 of its Bylaws (as amended and restated on November 5, 2003, the "Bylaws"), the shareholders of the Company generally have the power to amend such Bylaws. The Company believes that it is the subject matter of the proposed Bylaw amendment set forth in the Proposal which makes the Proposal improper as a matter of Georgia law. Significantly, the Company's view is supported by an unqualified legal opinion of Alston & Bird LLP, a law firm expert in matters of Georgia law. The Company notes that, as of the date of this letter, Mr. Williams' counsel has not provided a legal opinion in support of the assertions or conclusions advanced in the Proponent's Letter concerning the rule of law in the state of Georgia. Further, the Company will be filing a letter from Alston & Bird LLP that confirms its prior legal opinion in support of the Company's position and rejects the conclusions contained in the Proponent's Letter.

As indicated in the Original Request Letter, Section 14-2-801(b) of the Georgia Business Corporation Code (the "GBCC") sets forth the general rule that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the discretion of, its board of directors. Limitations on this power may only be set forth either in (i) the articles of incorporation, (ii) rights, options or warrants permitted by the GBCC or (iii) an agreement among the corporation's shareholders meeting the requirements of Section 14-2-732 of the GBCC. In 2000, the GBCC was amended to eliminate a reference to "bylaws approved by the shareholders" as a permissible manner by which the board's corporate powers and authority may be limited. As such, it is clear on the face of Section 14-2-801(b) that shareholders may not limit the authority of the board of directors through a bylaw amendment.

As the Proponent's Letter indicates, Section 14-2-811 of the GBCC provides that, unless the articles of incorporation or bylaws provide otherwise, a corporation's board of directors may fix the compensation of directors. The Company's Articles of Incorporation and Bylaws currently contain no provision addressing the compensation of the Company's directors. These facts are uncontroverted in the Proponent's Letter. The next proper analysis (which is an analysis that goes unaddressed in the Proponent's Letter) is whether *this* proposed Bylaw amendment is proper under Georgia law, or whether it impermissibly limits the authority of the board of directors.

In Invacare Corporation v. Healthdyne Technologies, Inc., 968 F. Supp. 1578 (1997), the U.S. District Court for the Northern District of Georgia unequivocally held that the shareholders of a publicly-traded Georgia corporation may not restrict the power or authority of the board of directors by amending the corporation's bylaws. In Invacare, plaintiff proposed a bylaw amendment, which would have effectively required defendant's board of directors to redeem a shareholder rights plan then in effect. The rights plan contained a "continuing directors" (or "dead hand") provision, which had provided that any redemption or amendment of the rights plan be approved by one or more directors who were members of the board of directors prior to the adoption of the rights plan, or who were subsequently elected to the board with the recommendation and approval of the other continuing directors. As plaintiff had announced its intention to nominate a completely new slate of directors at defendant's next annual shareholders' meeting, it proposed this bylaw amendment, to be approved by the shareholders, to override the "continuing director" provision. The Court stated that the proposed bylaw was "an attempt to limit the board's discretion to set the terms and conditions of the shareholders rights plan and ultimately runs afoul of the board fiduciary obligations to the corporation." Id.

The Invacare case was decided in 1997, at a time when Section 14-2-801(b) of the GBCC expressly permitted limitations on the board's authority to be set forth in bylaws approved by the corporation's shareholders. Against this backdrop, the Invacare court still reasoned that proposed bylaw amendment at issue was "an attempt to control the board of directors" which "directly interefere[d] with the board's authority . . . ." Id. The Proposal, by requiring the Company's shareholders approve director compensation at each annual meeting, purports to bind the Company's board of directors to a stated course of action. The Invacare court held that such a limitation on the board's authority ran afoul of Georgia law.

Further, in response to the Invacare case, the Georgia legislature (i) amended the provisions of Section 14-2-801 to make bylaw amendments impermissible as a mechanism to limit the authority of the board of directors and (ii) adopted Section 14-2-732 relating to shareholders agreements, providing in a new Section 14-2-732(d) that such shareholders agreements cease to be effective when the corporation becomes publicly held. As the Official Comment to Section 14-2-732 states, this provision "essentially adopts" the interpretation of the Invacare court with respect to such matter.

The Proponent's Letter states that shareholders agreements contemplated by Section 14-2-732 of the GBCC "may not be utilized by a corporation such as Post Properties, whose shares are listed on a national securities exchange." Again, the Company does not refute this premise and in fact, advanced this argument in the Original Request Letter. In the next sentence of the Proponent's Letter, however, the conclusion is somehow reached that the provisions of Sections 14-2-732 and 14-2-1020(d) of the GBCC have no application to the Company. This argument is advanced later in Proponent's Letter, with the following summary statement: "Section 14-2-1020(d) of the GBCC applies only to closely held corporations which are eligible to adopt shareholders' agreements under Section 14-2-732 of the GBCC." This is incorrect. The Proponent's Letter provides no statutory basis for such conclusion, nor any case law citation supporting this assertion. In fact, the Invacare court expressly validated the applicability of these sections of the GBCC to public companies, as the court's construing such sections together was essential to its holding. Subsequent to the Invacare decision, when the Georgia legislature amended Section 14-2-732 to "essentially adopt" the interpretation of the Invacare court, the

Georgia legislature could have amended either Section 14-2-732 or 14-2-1020 to eliminate their applicability to public companies, but it did not. Once again, the Company reiterates that Mr. Williams' counsel has failed to provide a legal opinion in support of these, or any, assertions or conclusions advanced in the Proponent's Letter.

Similarly, the Proponent's Letter states that "Georgia corporate law has long struggled" with the area of director compensation. Once again, there is no basis for this statement and the attempt to tie the Company's policies concerning the compensation of directors to directors' conflicting interest transactions is curious and improper. This line of reasoning does not pass muster for a number of reasons. First, the Company does not believe that any state law takes the view that director compensation is a conflicting interest transaction. If one followed this logic, then all public companies would put director compensation issues to a shareholder vote. Second, no publicly traded company, to the Company's knowledge, submits the issue of director compensation to its shareholders for approval. The mechanism most often used to determine director compensation is an independent committee of the Board of Directors.

The Proponent's Letter next argues that certain provisions of the GBCC would become immediately "moot and superfluous" given the Company's line of reasoning advanced in the Original Request Letter. The Company fails to see how this would be so. One of the sections of the GBCC cited in the Proponent's Letter, Section 14-2-810(a), states that "[u]nless the articles of incorporation or a bylaw *approved by the shareholders* provides otherwise, . . . [t]he shareholders may fill the vacancy; [or] [t]he board of directors may fill the vacancy . . . ." (emphasis added). Clearly, the GBCC has contemplated that shareholders may permissibly adopt a bylaw addressing director vacancies. This forms a key distinction from Section 14-2-811 of the GBCC, which simply states that "[u]nless the articles of incorporation or bylaws provides otherwise, the board of directors may fix the compensation of directors." Section 14-2-811, importantly, contains no specific reference to shareholder-adopted bylaws. Similarly, the other GBCC sections cited in this section of the Proponent's Letter, Section 14-2-820 and Section 14-2-825, contain no specific reference to shareholder-adopted bylaws.

In Invacare, the court found the proposed bylaw to "directly interfere[ ] with the board's authority . . . to set the terms and conditions of the rights agreement," adding that the proposed bylaw amendment was "inimical to the corporate structure contemplated by the [GBCC], which separates the rights and duties of directors from those of the shareholders." One of the rights that shareholders of a Georgia corporation clearly possess is the right to nominate, elect and remove members of the board of directors. Section 14-2-810(a), cited in the Proponent's Letter and directly relating to matters involving the composition of the board of directors, is clearly within this purview. As indicated in the Original Request Letter, Mr. Williams sought to avail himself of this right in the Spring of 2003, during the proxy contest in connection with the Company's 2003 Annual Meeting of Shareholders. That result not having gone to Mr. Williams' liking, he is attempting to circumvent that method by way of the Proposal, which, under Georgia law, impermissibly crosses that line which separates the rights and duties of directors from those of shareholders.

In conclusion, the Proponent's Letter, while crafted in lofty tones referencing "shareholder democracy" and reciting an unsupportable parade of horribles that would ensue as a result of the Company's assertions, has manufactured an argument with specious and wholly incorrect reasoning behind it. In contrast, in accordance with Rule 14a-8(j)(2) of the Exchange Act, the Company has provided the Staff with an unqualified legal opinion from expert Georgia counsel as to the improper nature of the Proposal under Georgia law. If the statements and assertions set forth in the Proponent's Letter are intended to qualify as a "legal opinion," the Company notes that there is no express representation as to this fact anywhere in the Proponent's Letter. The Company also notes the Division of Corporation Finance: Staff Legal Bulletin No. 14, released on July 13, 2001 ("SLB 14"). Section G.5. of SLB 14 states that "Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position."

Accordingly, because the Proposal would limit the authority of the Company's Board of Directors in a manner not permitted by the GBCC, the Company continues to believe that the Proposal may be properly excluded under Rule 14a-8(i)(1) and Rule 14a-8(i)(2).

B. *Rule 14a-8(i)(3) -- The Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 of the Exchange Act.*

1. *Disclosure of Mr. Goddard's Compensation Package*

The Proponent's Letter contains many assertions with respect to Mr. Williams' *belief* or *understanding* that the Company violated the federal securities laws in the course of its public disclosure of Mr. Goddard's compensation package. While it is possible he may "believe" it or "understand" it, there has been no violation. A thorough chronology of events will show this. This chronology, and subsequent discussion, will establish that the Company has fully complied with all disclosure obligations under the federal securities laws.

- On May 6, 2003, the Company held its earnings call for its first fiscal quarter, on which call the Company disclosed that Mr. Goddard, as a director of the Company, was receiving $20,000 in compensation for his services.

- During June and July 2003, the members of the Compensation Committee of the Company's Board of Directors (the "Committee") commenced discussions as to whether, in light of the significant time commitment that Mr. Goddard had made and was expected to make as a non-executive Chairman, a different compensation package was appropriate.

- On July 17, 2003, the Committee reviewed the work of a third-party consultant hired by the Committee to assist in Mr. Goddard's compensation matter, discussed Mr. Goddard's role with the Company and discussed appropriate compensation for Mr. Goddard. The Committee approved both the stock option grant (the "Option Grant") and the restricted stock grant (the "Stock Grant") to be effective as of July 17, 2003, subject to terms and conditions to be agreed upon by the President of the Company, David P. Stockert, and Mr. Goddard. At this meeting, the Committee also approved the $100,000 annual retainer payable to Mr. Goddard, retroactive to February 20, 2003, the date on which Mr. Goddard became Chairman of the Board. However, as of July 17, 2003, there was no agreement, arrangement or understanding with Mr. Goddard - the compensation package was expressly subject to agreement between Mr. Stockert and Mr. Goddard.

- On July 18, 2003, the Company entered into an Employment Agreement with Mr. Stockert (the "Stockert Employment Agreement").

- On August 1, 2003, the Company entered into Amendment Number One to an Employment Agreement with Mr. Thomas Senkbeil, the Company's Executive Vice President and Chief Investment Officer (the "Senkbeil Amendment").

- On August 14, 2003, the Company filed its Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2003 (the "Second Quarter 10-Q"). The Company filed, among other things, both the Stockert Employment Agreement and the Senkbeil Amendment as exhibits to the Second Quarter 10-Q, which were both executed and binding agreements at this point.

- On August 27, 2003, Mr. Goddard and Mr. Stockert agreed on the compensation package conditionally approved by the Committee on July 17, 2003.

- On August 29, 2003, Mr. Goddard filed a Form 4 with the Commission, which, pursuant to Commission rules, was properly filed within two business days "following the day on which a transaction resulting in a change in beneficial ownership has been executed."

- On November 4, 2003, the Company issued its earnings release for its third fiscal quarter, and in that release the Company disclosed the terms of Mr. Goddard's compensation package.

- On November 14, 2003, the Company filed its Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2003 (the "Third Quarter 10-Q"), filing, among other things, the Stock Grant and the Option Grant as exhibits thereto.

- The Company intends to file its definitive Proxy Materials with the Commission in early April 2004.

The Proponent's Letter states that the July 17, 2003 action of the Committee in approving the Option Grant and Stock Grant was "conclusive and binding" by citing Sections 7.1 and 9.1 of the Company's 2003 Incentive Stock Plan (the "Stock Plan"). While Sections 7.1 and 9.1 of the Stock Plan grant the Committee the absolute discretion to make grants in accordance with its terms, by the clear text of its July 17, 2003 resolution, the Committee approved the Option Grant and Stock Grant "subject to terms and conditions to be agreed upon" by Mr. Stockert and Mr. Goddard. Thus, to imply that July 17, 2003 was the proper execution date for these agreements is incorrect and misleading. In fact, it was not until August 27, 2003 that Mr. Goddard and Mr. Stockert agreed on the terms of the package. That the Committee established the exercise price of the Option Grant on July 17, 2003 is not relevant as to the date these agreements became binding on each of the Company and Mr. Goddard. Also, the retroactivity of the cash portion of the compensation package to February 20, 2003 is irrelevant; such retroactivity does not alter the fact that the agreement was not assented to until the Company's third fiscal quarter in 2003.

The Proponent's Letter also asserts that, notwithstanding the assent of the parties to Mr. Goddard's compensation package *subsequent* to the filing of the Second Quarter 10-Q, there was something improper with the Company's filing of the Stock Grant and Option Grant with the Third Quarter 10-Q.

As cited in the Proponent's Letter, Instruction 2 to Item 601(b)(10) of Regulation S-K states that:

> "If a material contract is executed or becomes effective during the reporting period reflected by a Form 10-Q or Form 10-K, it shall be filed as an exhibit to the Form 10-Q or Form 10-K filed for the corresponding period . . . With respect to quarterly reports on Form 10-Q, only those contracts executed or becoming effective during the most recent period reflected in the report shall be filed."

Accordingly, even if July 17, 2003 was deemed the proper execution date for the Stock Grant and Option Grant, these documents would not be required to be filed as exhibits until the Third Quarter 10-Q. That the Stockert Employment Agreement and the Senkbeil Amendment were filed with the Second Quarter 10-Q, even though they were not required to be filed until the Third Quarter 10-Q, is, again, irrelevant to the discussion. Had the Stock Grant and Option Grants been assented to prior to the filing of the Second Quarter 10-Q, the Company would have likely filed each document as an exhibit to the Second Quarter 10-Q, but there would have been no requirement to do so.

The Proponent's Letter also emphasizes that Mr. Williams "believes" that the "$100,000 cash payment, constituting almost 23% of the total value of Mr. Goddard's compensation package . . . are material terms that Post Properties has failed to properly disclose under the federal securities laws." First, as the Company has stated, Mr. Williams' mere "belief" or "understanding" that a securities law violation has occurred is not relevant to the analysis of whether such a violation has occurred and, more importantly, highlights the fact that he does not advance a sufficient factual basis to substantiate or establish a basis for the statements made.

Second, as to the merits of this erroneous belief, the Company's management did not deem the cash payment of $100,000 to be a material event that required immediate disclosure. Form 10-Q and Item 601(b)(10) of Regulation S-K require a registrant to file, as exhibits thereto, any "management contract or compensatory plan" between the registrant and its directors. As such, the Company filed the Stock Grant and Option Grant with the Third Quarter 10-Q. However, neither Form 8-K nor Form 10-Q contains a line item requirement to disclose cash compensation payable to a public company's directors. While this information may have been "material" to Mr. Williams, the Company did not believe and does not believe that the information would be material to the investment decision of a reasonable investor in the Company's securities. Accordingly, the Company did not immediately disclose this cash compensation. Further, notwithstanding Mr. Williams' "advocacy," neither the Commission nor the courts have required "real-time" disclosure of executive officer or director compensation changes. As Mr. Williams and his counsel must know, compensation disclosure is typically contained in a public company's proxy materials for its annual meeting. Pursuant to Item 8 of Schedule 14A and Item 402(g) of Regulation S-K, the cash compensation, together with the terms of the Stock Grant and Option Grant, will be properly and adequately disclosed as "director compensation" in the Proxy Materials. As a result, the Company has complied and will comply with all securities laws as it relates to the disclosure of Mr. Goddard's compensation packages.

The Supporting Statement, and indeed the Proponent's Letter, contain multiple opinions and beliefs as to the unlawfulness of the Company's conduct. Mr. Williams must not be allowed to make blanket statements, accusing the Company's management and directors of improper and illegal conduct, when (i) neither the Supporting Statement nor the Proponent's Letter affirmatively concludes that there has been any violation of the federal securities laws by the Company and (ii) the facts set forth above indicate that there was in fact no federal securities law violation relating to the disclosure of Mr. Goddard's compensation package.

In his article entitled Review of Proxy Contests by the Staff of the Securities and Exchange Commission, dated September 6, 1988, David A. Sirignano cites as one of the "well-established and longstanding" concerns of the Staff in proxy contests potentially misleading statements and omissions of material facts, such as: "[E]xpressions of opinion or conclusions concerning the operations of the issuer not supported by, or contrary to, the known facts or the facts asserted to substantiate or establish a basis for the statements made (*labeling an unsupported statement as an opinion will not resolve the issue*)" Id. at Section II.C.(2) (emphasis added)

Finally, Note (b) of Rule 14a-9 of the Exchange Act highlights that false and misleading statements include "material which directly or indirectly . . . makes charges concerning improper, illegal or immoral conduct or associations, *without factual foundation*." (emphasis added) The unsupported statements of belief and opinion appearing in the Supporting Statement (and the Proponent's Letter) are exactly in line with the Staff's long-standing concern with the use of false and misleading statements in proxy contests.

2. Mr. Williams' "Slanderous" Statements

Mr. Williams' statements concerning the "conflicts of interest" infecting the Compensation Committee are improper and untrue. The Committee is comprised of Charles E. Rice (Chairman), Robert L. Anderson and Russell R. French. Each member of the Committee is "independent" under the applicable rules and regulations of the New York Stock Exchange. Also, each member of the Committee was appointed to the Committee and elected as a director of the Company while Mr. Williams was the Chairman and Chief Executive Officer of the Company. Finally, as discussed above, in putting Mr. Goddard's compensation package together, the Committee used an independent third party executive compensation consultant.

During the period in which Mr. Williams served as Chairman and Chief Executive Officer of the Company, he retained Mr. Anderson to do personal tax and consulting work. During the period from January 1, 2000 to December 31, 2002, Mr. Williams paid Mr. Anderson an aggregate of $304,875. Also during this period, Mr. Anderson was on the Committee and approved Mr. Williams' compensation. In addition, during this period, the Committee approved an 11-year employment contract for Mr. Williams. When Mr. Williams was removed as Chairman of the Company in February 2003, the Company had to take a expense charge of approximately $13.6 million to reflect future payments under Mr. Williams' employment agreement. During this period, Mr. Williams did not assert that Mr. Anderson had a conflict in setting Mr. Williams' compensation or approving an 11-year employment agreement.

Mr. Williams now indirectly alleges that Mr. Anderson's services for Mr. Goddard create a conflict of interest. During the same period from January 1, 2000 to December 21, 2002, Mr. Goddard paid Mr. Anderson an aggregate of $145,835 for consulting and tax services, or less than one-half of the payments made by Mr. Williams. Mr. Williams' claim is not supported by the facts and is clearly disingenuous given his history with Mr. Anderson. As an aside, the assertion in the Proponent's Letter that the Company's outside counsel failed to provide information regarding the carrying interests of Mr. Anderson's business arrangements with Mr. Goddard is incorrect; such information was provided to Mr. Williams and his counsel on December 16, 2003. These carried interests have an aggregate value of approximately $27,000.

Mr. Williams attempts to imply that Mr. Herschel Bloom, a director of the Company, had a debilitating conflict of interest by virtue of the "sizable" payments from Mr. Goddard's affiliate companies. During 2003, Mr. Bloom's law firm received aggregate payments of $362,771 from Mr. Goddard's affiliated companies. These payments are not "sizable" and to characterize them as such is misleading. In addition, Mr. Bloom does not sit on the Committee and did not participate in the Compensation Committee's discussions concerning Mr. Goddard's compensation package.

Still, at issue in these situations is not the fees themselves, but the implication from the plain language of the Supporting Statement that the Company has failed to adequately disclose these arrangements under the federal securities laws, or moreover, that these members of the Board have a conflict of interest not allowing them to satisfy their fiduciary duties to the Company. The Company and the Board believes that the Committee members are independent, there are no conflicts of interest and no additional disclosure requirements under the federal securities laws. Again, these assertions are merely Mr. Williams' "beliefs" and "understandings" and the facts do not support his implications that interested directors were receiving "sizable payments" from Mr. Goddard or his affiliated companies. It is incredible that Mr. Williams now implies a conflict of interest is present with the situations identified above when there was none before. In fact, all of the Committee members are independent, are not conflicted by any relationship with Mr. Goddard and as a result, Mr. Williams' statements have no factual basis. As discussed above, merely characterizing materially false and misleading statements as an "opinion" does not satisfy the requirements of the federal securities laws.

Finally, in the Supporting Statement, Mr. Williams states: "The Board, including two Directors who have received sizable payments from Mr. Goddard's affiliated companies, ratified this package on September 8, 2003, with only John Williams voting against ratification." This statement is false. The Board of Directors never took formal action to ratify Mr. Goddard's compensation package. It is true that at the September 8, 2003 Board meeting, the Board received a report from the Committee, detailing the Committee's July 17, 2003 actions. While this report included, among other things, the details of Mr. Goddard's compensation arrangement, the Board never acted with respect to such arrangement. To imply that Mr. Williams (or any director) formally registered his disagreement with Mr. Goddard's compensation arrangement by way of a vote at the September 8, 2003 Board meeting is false and misleading.

As indicated in the Original Request Letter, Mr. Williams is attempting to tarnish the reputation and integrity of the Board through unsubstantiated assertions of director "conflicts" as a result of the receipt of illicit benefits. Given the baseless and damaging nature of these accusations, they impugn the character and integrity of management and the Board. Mr. Williams' accusations lack any factual basis, and imply improper and illegal conduct on the part of the Board, and thus, constitute false and misleading statements within the meaning of Rule 14a-9. As such, the Company continues to believe it has a basis for excluding the Proposal pursuant to Rule 14a-8(i)(3).

C. *Rule 14a-8(i)(4) -- Mr. Williams' Proposal Relates to the Redress of a Personal Claim or Grievance against the Company.*

The Proponent's Letter contends that the Proposal relates to a matter of concern to all shareholders and does not relate to any personal claim or grievance by Mr. Williams against the Company. Importantly, however, the Staff has indicated a willingness to look beyond a proposal appearing on its face to merely address issues of potential interest to all shareholders, if the challenging company can show a direct link between the proposal and the proponent's personal grievance or interest. In Commission Release No. 34-19135 (publicly available October 14, 1982), the Commission recognized that " . . . increasingly sophisticated proponents and their counsel began to draft proposals in broad terms so that they might be of general interest to all security holders, rather than in narrow terms reflecting the personal interests that motivated their submission . . . [and that] a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under [Rule 14a-8(i)(4)], if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest."

The Proposal is cleverly crafted and is couched in general terms in such a way that it might relate to matters of general interest to all shareholders of the Company. However, consistent with Commission Release No. 34-19135, the Proposal can not be examined in a vacuum; rather, it must be considered in light of the recent historical statements and actions Mr. Williams has undertaken in his personal vendetta to harass, annoy and disparage the Company, its management and the Board of Directors.

The Proponent's Letter repeatedly states that there is no "direct link" between the Proposal and his personal grievance against the Company and its Board members. The Company disagrees for the following reasons:

- Mr. Williams has mounted a relentless campaign attacking management and the members of the Board as a group, and individually;
- Mr. Williams has not "asked the right questions;" rather, he has asked questions that have forced management to undertake investigations and produce data that the Company believes serve no business purpose, but yet are deemed necessary by the Board and management because the Company is concerned about Mr. Williams bringing another lawsuit against the Company;
- Mr. Williams launched an expensive and time-consuming proxy fight in the Spring of 2003, which was met with the resounding defeat of Mr. Williams and his slate of director-nominees;

- Mr. Williams has threatened litigation against the Company and has continually complained to and harassed Board members, management of the Company and rank-and-file employees of the Company;

- Since January 1, 2003, Mr. Williams has sent numerous letters to the Board of Directors or senior management, which, among other things, have questioned various Company practice and have demanded resignations, investigations and information, which the Company believes are meant to harass and annoy and not to serve any legitimate business purpose; and

- At the Company's Board meetings since January 1, 2003, the Board has approved numerous actions and resolutions, which have had the full support of the Board except, in each case, for the dissenting vote of Mr. Williams.

Mr. Williams' personal motives behind this steady campaign of harassment are only known to him. However, the Company believes that the strongest drivers of this multi-year and multi-faceted campaign against the Board include the facts that: (i) Mr. Williams' hand-picked Board of Directors forced him to face succession issues and as a result, Mr. Stockert was appointed Chief Executive Officer in 2002, and (ii) Mr. Williams' hand-picked Board forced him to resign as Chairman of the Board in 2003 and as a result, Mr. Goddard took his place as Chairman of the Board. To Mr. Williams, the fact that he is no longer Chairman and Chief Executive Officer of the Company is an unforgivable offense, for which the Board and management must be made to suffer. This is an unfortunate but widely-known driving force for Mr. Williams. An article in the Wall Street Journal on April 16, 2003 referred to Mr. Williams' proxy contest as follows: "Call it the case of the CEO who wouldn't leave."

In yet another example of the hostility Mr. Williams has displayed to members of the Board, Mr. Williams dismissed Mr. Anderson as a personal consultant. As noted above, between 2000 and 2002, Mr. Williams paid Mr. Anderson an aggregate of $304,875 for consulting and tax services. Mr. Goddard was appointed to the position of Chairman in February 2003. Mr. Anderson approved the election of Mr. Goddard as Chairman, and immediately thereafter Mr. Williams terminated his consulting relationship with Mr. Anderson. Also, contemporaneous with the Board's unanimous (except for Mr. Williams) support of Mr. Goddard's Chairmanship, Mr. Williams terminated his 30-year professional relationship with Mr. Bloom and his law firm. These abrupt actions serve as yet further evidence of the "direct link" between the Proposal and Mr. Williams' personal grievance.

The Company notes with interest the great detail to which Mr. Williams has gone to discuss current compensation levels of the Board, including Mr. Williams' self-made study on compensation for non-executive chairman. While interesting, the Company does not believe that Mr. Williams holds himself out as an expert in the area of executive compensation for public companies. In fact, Mr. Williams is on the board of only one other public company and he does not sit on that company's Compensation Committee.

The simple fact remains that Mr. Goddard's compensation package is not "egregious" or out of step with other public companies just because Mr. Williams says so. As stated earlier in this letter, this package was unanimously approved by the Compensation Committee, consisting entirely of independent directors, together with the expert advice of an independent, third-party consulting firm. All of which makes Mr. Williams' claim that Mr. Goddard's package was "unilaterally" approved confusing and curious at best.

Mr. Williams' characterization of the December 2002 and January 7, 2003 meetings of the Board of Directors is false in the following respects. First, Mr. Williams moved to adopt the resolutions to change the Bylaws to effect the anti-takeover measures at the December 2002 meeting. These resolutions were tabled not because of complexity or lack of detail or information, but rather to give the directors an appropriate amount of time to reflect on whether or not to adopt such provisions. In fact, Mr. Williams had to be talked into tabling the resolutions at the December 2002 meeting. In the Proponent's Letter, Mr. Williams indicates that he was "vehemently opposed" to the Company adopting these resolutions at the January 7, 2003 meeting. This is true, but the other Board members clearly understood the subject matter of these resolutions and, with the exception of Mr. Williams, were all in favor of adopting such resolutions. The Company believes this abrupt about-face and Mr. Williams' vehement opposition to the resolutions came only after he received advice from a law firm regarding the effects of the resolutions on his proxy contest in Spring 2003 that he was already planning to wage.

Next, Mr. Williams attempts to couch the Spring 2003 proxy contest in an improper light. While it is "clear" to Mr. Williams and his counsel that Mr. Williams "launched the proxy contest for the benefit of all shareholders to pursue needed corporate governance changes," it was not clear or persuasive to many others. In fact, Mr. Williams initially attempted to use the proxy fight to effect a change in the Company's management team, with Mr. Williams to re-assume his position as Chief Executive Officer. Only when this tactic received negative reviews by the investment community did Mr. Williams focus more exclusively on the topic of corporate governance. Mr. Williams' slate of directors was soundly defeated by a margin of 2:1. His slate received approximately 33% of the vote, but the Company received 67%. He declares this to be a "strong victory," but it is more properly characterized as a landslide defeat. Further, Mr. Williams states that his slate received "approximately 54% of all shares voted by Post Properties employees in the Post Properties 401(k) plan." This number is false; according to the records supplied to the Company, approximately 58% of those shares voted in the Company's 401(k) plan were cast in favor of management's nominees.

This is not surprising, as the Company understood during the 2003 proxy solicitation that it is very unusual for an insurgent slate seeking control of a company to be elected over management's nominees in the absence of a premium being offered for the stock of the company. So, one must ask the question as to why Mr. Williams was willing to spend in excess of $6.35 million of his own money on a proxy fight that had such a low probability of success? Mr. Williams has said that it was the promotion of good corporate governance. This is a possible explanation, but the Company believes his motivation was to pursue a personal grievance against Mr. Goddard, Mr. Anderson, Mr. Bloom and the rest of the Board. The Proponent's Letter asserts that Mr. Williams is a "strong advocate for good corporate governance." The Company believes Mr. Williams' interest in corporate governance is a recent phenomenon, driven by his anger at being replaced as Chairman and Chief Executive Officer. The Proposal is not "linked" to good corporate governance, but rather, it is "linked" to Mr. Williams' anger and personal grievance against the Board of Directors. Mr. Williams served as Chairman and Chief Executive Officer of the Company for 30 years, including during the period after the Company's initial public offering in 1993. Subsequent to the IPO, Mr. Williams did not propose or advocate any form of these corporate governance initiatives. This "advocacy" is a smoke screen for his real motivation.

Yet further evidence of a direct link between the Proposal and Mr. Williams' personal grievance stems from the recent discussions surrounding a proposed settlement to a derivative action filed against the Company and each director of the Company in May 2003. The Company and its directors have been negotiating a memorandum of understanding ("MOU") with the plaintiffs. Pursuant to the MOU, the plaintiffs will agree to settle and release all claims in exchange for the directors taking certain actions, some of which relate to corporate governance and some of which are already required under federal securities laws and the rules of the New York Stock Exchange ("NYSE"). The terms of the MOU have been agreed to by all defendants (other then Mr. Williams) and the plaintiffs. However, the MOU cannot be signed because Mr. Williams and his counsel have demanded changes to the terms of the settlement. These terms are more restrictive than those requested by the plaintiffs. For example, the MOU requires that a majority of the Board be independent. Mr. Williams has proposed to amend the definition of independence to disqualify a director who has *any* business or financial relationship with any other director, regardless of whether such relationship would need to be disclosed pursuant to the federal securities laws or the rules and regulations of the NYSE. He has also demanded the disclosure of *all* financial relationships between and among directors or their affiliates or families, regardless of whether such disclosure would be required by applicable law. Finally, the draft MOU also requires that the Compensation Committee shall evaluate the level and form of compensation for non-employee directors. Mr. Williams has demanded the addition of a requirement that such compensation be approved by the shareholders of the Company.

Clearly, Mr. Williams is attempting to advance his personal agenda and grievance by demanding modifications to the MOU. Mr. Williams, a defendant, is demanding changes the plaintiffs have not requested. In fact, Mr. Williams' proposals have been rejected by the plaintiffs. It is yet another opportunity to pursue his personal grievance against the directors. The Company also notes that Mr. Williams would not be impacted personally by the implementation of the provision mandating shareholder approval of director compensation, and, by extension, by the implementation of the Proposal. Mr. Williams is party to an employment agreement entered into in March 2002, whereby Mr. Williams is paid a minimum base salary of $150,000 per year, plus the right to receive other benefits. A shareholder vote adverse to a proposed compensation arrangement for non-employee directors would have no effect on Mr. Williams compensation. However, he deems it necessary to advocate, through any means available to him, for limitations on the compensation of his colleagues.

The Proponent's Letter then focuses on Mr. Williams' life insurance requirements, which seem incredible for a man with approximately $47,800,000 million worth of Company stock and units (as of March 4, 2004). This obscures a central point of the Company's discussion in the Original Request Letter, which is that Mr. Williams' request for an injunction further evidences the level of hostility between Mr. Williams and the other Board members. The Board unanimously (except for Mr. Williams) felt it needed to adopt resolutions to stop Mr. Williams from demanding information and harassing employees and, pursuant to proper notice, called for a special meeting of directors to consider adopting such resolutions. In response, Mr. Williams sued the individual Board members to block them. This is not about life insurance; this episode was merely another example of the harassment the Board members have experienced at the hands of Mr. Williams.

Finally, Mr. Williams alleges that he presented information that the Board and management had violated fiduciary duties to the Company's unitholders in connection with asset sales. These allegations are false. There were no breaches of fiduciary duties, and there was certainly no management "acknowledgement" of such "shortcomings." The Company did provide the unitholders additional time to consider and bid on these properties (at Mr. Williams' request), even though such an accommodation was not required. The Company made this accommodation not to satisfy a duty, but hopefully to avoid further harassment by Mr. Williams on the topic, and hopefully to avoid a threatened lawsuit by Mr. Williams. As a historical note, the Company sold many properties while Mr. Williams was the Chairman and Chief Executive Officer, and he never provided any notice of such sales to the Company's unitholders.

The Company continues to believe that the Proposal is directly linked to Mr. Williams' consistent attempts to undermine the proper authority of the Board to manage the Company. The Proposal is consistent with a historical pattern of activity. The Proposal is not about Board compensation or corporate governance matters. Neither is it about life insurance or asset sales. Rather, it is plainly about a frustrated former Chief Executive Officer and former Chairman holding a personal grudge against those individuals that removed him. The Board of Directors and management clearly see it; the only one that doesn't see it is Mr. Williams. As such, the Proposal must be properly excluded from the Proxy Materials.

Conclusion

For the reasons specified above, and in the Original Request Letter, including the legal opinion of Alston & Bird LLP, which was supplied supplementally to the Staff on February 17, 2004, and the additional legal opinion which the Company will file supplementally, the Company respectfully requests the concurrence of the Staff that it will not recommend any enforcement action if the Proposal were excluded from the Proxy Materials. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Company requests the Staff's concurrence that the portions of the Proposal discussed in this letter may be excluded from the Proxy Materials. Further, the Company hereby requests that Mr. Williams copy me on any further correspondence he, or his representatives, may choose to make to the Staff in connection with the Proposal. As required by Rule 14a-8(i) of the Exchange Act, six (6) copies of this letter and all exhibits are enclosed. Also in accordance with Rule 14a-8(i), a copy of this letter, with exhibits, is being provided to Mr. Williams.

If you have any questions or require additional information concerning this request, please call me at (404) 846-5025. If possible, I would appreciate a copy of the Staff's response to this request via facsimile to my attention at (404) 904-9388. Thank you for your attention and interest in this matter.

Very truly yours,

Sherry W. Cohen
Corporate Secretary

Enclosures

cc: John A. Williams (w/encl.)
Leonard A. Silverstein (w/ encl.)

Exhibit A

Post Properties, Inc. Original Request Letter, dated January 22, 2004

[Attached]

POST
PROPERTIES

January 22, 2004

VIA HAND DELIVERY

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Post Properties, Inc. - Filing pursuant to Rule 14a-8(j)
Regarding Exclusion of Shareholder Proposal from Proxy Materials

Ladies and Gentlemen:

On behalf of Post Properties, Inc. (the "Company"), I submit this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to advise the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy materials for its 2004 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal (the "Shareholder Proposal") and supporting statement (the "Supporting Statement," and together with the Shareholder Proposal, the "Proposal") received from Mr. John A. Williams ("Mr. Williams") on December 5, 2003.

The Proposal seeks to have the Company's shareholders amend the Company's Bylaws (the "Bylaws") to require the Board to obtain shareholder approval for any form of director compensation, other than reimbursements for reasonable expenses incurred by directors in attending board and committee meetings. The Company believes that the Proposal may properly be omitted from the Proxy Materials and, in accordance with the reasons set forth below, intends to omit the Proposal pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Exchange Act.

The Company hereby respectfully requests that the Staff confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), I am enclosing six (6) copies of each of this letter and the Proposal (attached as Exhibit A to this letter). I am simultaneously forwarding a copy of this letter to Mr. Williams as notice of the Company's intention to omit the Proposal from the Proxy Materials. In addition, we will be providing an opinion of Alston & Bird LLP as to certain matters of Georgia law with respect to our arguments for omitting the Proposal pursuant to Rule 14a-8(i)(1) and 14a-8(i)(2) under the Exchange Act.

Post Properties, Inc.
One Riverside | 4401 Northside Parkway | Suite 800 | Atlanta, Georgia 30327-3057
Phone 404.846.5000 | Fax 404.504.9388
www.postproperties.com

Summary of the Proposal

The Proposal calls for Article II, Section 7 of the Company's Bylaws (as amended and restated on November 5, 2003) (the "Bylaws") to be deleted and the following inserted in lieu thereof:

- "The Board shall recommend to shareholders at each annual meeting the amount and form of compensation proposed to be paid to Directors for service on the Board and its committees for the year commencing at that meeting, which recommendation shall be approved by the Corporation's shareholders holding a majority of shares entitled to vote in the election of Directors."

- "Directors also shall be reimbursed for reasonable expenses to attend Board and committee meetings."

- "This provision may not be altered, amended or repealed by the Board."

Grounds for Omission of the Proposal

A. *Rule 14a-8(i)(1) and Rule 14a-8(i)(2) -- The Proposal is an Improper Subject for Shareholders under Georgia Corporate Law and Would, if Implemented, Cause the Company to Violate Georgia Corporate Law.*

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal that, under the laws of the company's jurisdiction of organization, "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In its interpretations of this rule, the Commission has consistently concurred in the omission of proposals that, if approved by shareholders, would mandate corporate actions reserved by corporate law to the Board of Directors. See Sprint Corporation (publicly available February 18, 2003) (proposal requiring the company to report the circumstances in which the company modified a change of control provision, and the economic benefits received by such officers and directors under such provision, was properly excluded on the grounds that Kansas law, like the Delaware General Corporation Law (the "DGCL"), vests management of the business affairs of the company in the board of directors); ALLTEL Corporation (publicly available February 7, 2000) (Staff granted exclusion of a proposal which would have required 2/3 approval of all outstanding shares and a stock price of $1,000 before the company could declare a stock split on the grounds that, under the DGCL, the determination to pay dividends rests solely with the board of directors). Section 14-2-801(b) of the Georgia Business Corporation Code (the "GBCC") provides the general rule that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the discretion of its board of directors.

The Proposal, by its terms, abdicates the decision-making power conferred to the Board under the GBCC and with respect to the proper actions reserved to the directors under Georgia law. The Proposal purports to bind the Company's board of directors to a stated course of action - the compensation of its directors - if approved by its shareholders at each annual meeting. Directors in Georgia are clearly given the primary management authority over a corporation, which includes, pursuant to the terms of Section 14-2-811 of the GBCC, the establishment of director compensation policies. The binding nature of the Proposal purports to remove authority from the Board in a manner which is not authorized under Georgia law.

Further, Rule 14a-8(i)(2) allows a registrant to exclude a shareholder proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." As a Georgia corporation, the Company is subject to the provisions of the GBCC and must comply with the provisions of the GBCC. Implementation of the Proposal would contravene the GBCC in the following respects.

Section 14-2-811 of the GBCC provides that, unless the articles of incorporation or bylaws provide otherwise, a corporation's board of directors may fix the compensation of directors. Thus, the Board of the Company has the clear authority to fix the compensation of its directors. The Company's articles of incorporation and Bylaws currently contain no provision addressing the compensation of the Company's directors.

The Proposal, by its terms, would amend the Company's Bylaws to limit the Board's authority with respect to director compensation. Section 14-2-1020(d) of the GBCC provides that a bylaw that limits the authority of the Board of Directors may only be adopted pursuant to an agreement that meets the requirements of Section 14-2-732 of the GBCC. To meet the requirements of Section 14-2-732 of the GBCC, the agreement must be signed by <u>all</u> shareholders of the Company. Mr. Williams has not proposed any such agreement in this case, and it would be impractical for such an agreement to be signed by all of the shareholders of a publicly traded company. Further, Section 14-2-732(d) of the GBCC states that any shareholder agreement that meets the requirements of Section 14-2-732 of the GBCC ceases to be effective when the company's shares are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. A company whose shares are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers may not adopt a shareholder agreement that meets the requirements of Section 14-2-732 of the GBCC. In any case, if a publicly traded company purported to do so, it would immediately become ineffective.

Accordingly, because the Proposal would limit the authority of the Company's Board of Directors in a manner not permitted by the GBCC, the Company believes that the Proposal may be properly excluded under Rule 14a-1(i)(1) and Rule 14a-8(i)(2).

B. *Rule 14a-8(i)(3) -- The Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 of the Exchange Act.*

Rule 14a-8(i)(3) allows a company to exclude a shareholder proposal that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes the Supporting Statement contains two types of assertions that are false and misleading within the meaning of Rule 14a-9 of the Exchange Act.

(1) The Supporting Statement directly asserts that the Board has failed to "fully" disclose the compensation package of the Company's current Chairman of the Board, Mr. Goddard. According to the Supporting Statement, Mr. Williams understands this "may violate federal securities laws." This assertion is an accusation of improper and illegal conduct on the part of the Company's management and directors, and Mr. Williams fails to provide any support for his assertion that the Company has engaged in a material omission from its public disclosures.

The Staff has routinely ruled that an assertion which alleges or implies the violation of a law, without support for such a claim, constitutes a false and misleading statement within the meaning of Rule 14a-9. See Citigroup Inc. (publicly available February 18, 2003) (exclusion of proposal alleging improper conduct on the part of members of Citigroup's board of directors, and in one instance implying improper conduct through a "cozy relationship" with the director of another corporation); General Electric Company (publicly available January 24, 2003) (alleging board involvement in the receipt of "illicit benefits" by the Chairman of the Board of General Electric); Broadway Financial Corporation (publicly available March 6, 1991). In Broadway Financial Corporation, the Staff required the removal of similar, "slanderous" assertions implying violations of securities laws on the part of Broadway's officers and directors. Specifically, the proposal and supporting statement implied that the officers and directors of Broadway furnished erroneous or misleading information to the shareholders and engaged in insider trading.

The Supporting Statement is akin to that presented in Broadway Financial; however, Mr. Williams takes the extra step of directly stating that the Board may be violating federal securities laws. Apparently, Mr. Williams' assertion is based on his belief that the Company's directors have not "fully disclosed" the Chairman's compensation package. In fact, in accordance with the Commission's rules regarding periodic disclosure, the Company disclosed the material components of Mr. Goddard's compensation package (which became effective in the Company's third fiscal quarter of 2003) as Exhibit 10.1 and Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its third fiscal quarter of 2003, filed with the Commission on November 14, 2003. Mr. Williams' accusation lacks any factual basis, and implies improper and illegal conduct on the part of the Board, and thus, it constitutes a false and misleading statement within the meaning of Rule 14a-9.

(2) The Supporting Statement implies the receipt of improper, undisclosed benefits by certain members of the Board. In particular, the Supporting Statement references the "sizable payments" received by two members of the Board, which Mr. Williams implies are connected to the approval of the Chairman's compensation package. In a further attempt to connect Mr. Goddard's compensation package with these "improper" payments, Mr. Williams singles out by name an individual member of the Company's compensation committee as having received "substantial cash payments" from companies affiliated with the Chairman and alleges that he may have received "possibly significantly more in carrying interest in various business deals." Mr. Williams' assertions are false and misleading.

The Staff has repeatedly ruled that unsubstantiated assertions implicating the board of directors or senior executive officers of a company in the receipt of illicit benefits constitute false and misleading statements as they impugn the character and integrity of the accused directors or officers. See Citigroup Inc. (publicly available February 18, 2003) (exclusion of a proposal alleging improper conduct on the part of members of Citigroup's board of directors); Sprint Corporation (publicly available February 18, 2003) (proponent's vague assertions regarding when change of control payments to company's officers were triggered were viewed as false and misleading); General Electric Company (publicly available January 24, 2003) (exclusion of a shareholder proposal granted where proponent made unsubstantiated accusations of "illicit benefits" received by the Chairman of General Electric).

Mr. Williams is attempting to tarnish the reputation and integrity of the Company's Board through unsubstantiated assertions of director complicity in the receipt of illicit benefits. Following recent corporate scandals, these types of accusations, whether stated directly or implied, can inflict significant, perpetual injury to the reputation of a company and its board of directors. See General Motors Corporation (publicly available April 3, 2002) (proponent must delete the phrase "an Enron-type practice"); Southwest Airlines Co. (publicly available March 25, 2002) (requiring the proponent to delete the phrase "Enron director side deals"). Given the baseless and damaging nature of these accusations, they impugn the character and integrity of management and the Board, and as such, are false and misleading within the meaning of Rule 14a-9.

C. *Rule 14a-8(i)(4) -- Mr. Williams' Proposal Relates to the Redress of a Personal Claim or Grievance against the Company.*

Pursuant to Rule 14a-8(i)(4), a shareholder proposal may be omitted if it relates to the redress of a personal grievance against the company, or if it is designed to further a personal interest, which interest is not shared with other shareholders at large. This rule seeks to prevent the abuse of the shareholder proposal system by proponents seeking to achieve personal interests that are not necessarily in the common interests of the issuer's shareholders. See Commission Release No. 34-20091 (publicly available August 16, 1983). Importantly, the Staff has indicated a willingness to look beyond a proposal appearing on its face to merely address issues of potential interest to all shareholders, if the challenging company can show a direct link between the proposal and the proponent's personal grievance or interest. See Commission Release No. 34-19135 (publicly available October 14, 1982); Texaco, Inc. (publicly available March 18, 1993) (exclusion of proposal seeking to cap executive and former employee compensation, where the company established a history of disputes between the company and the proponent regarding company business practices). The Company believes that Mr. Williams' historical statements and actions towards the Company, and, specifically, members of its Board of Directors (the "Board"), support the conclusion that the Proposal is yet another in a series of actions designed to harass and be disruptive to the Company and its directors.

<u>Summary of Mr. Williams' Statements and Actions</u>

Mr. Williams is the founder of Post Properties. He served as the Chief Executive Officer of the Company and its predecessors from the time he founded Post Properties in 1971 through July 1, 2002, when he retired as CEO. Additionally, Mr. Williams held the position of Chairman of the Board from the Company's inception through February 20, 2003, when he became Chairman Emeritus at the request of the Board. Mr. Williams currently serves as a director of the Company. Dave Stockert joined the Company as President and Chief Operating Officer in January 2001 and became CEO on July 1, 2002.

Soon after stepping down as CEO, Mr. Williams began a series of activities that the Company believes are designed to disrupt the business of the Company and falsely disparage members of the Board and management. Below is a summary of Mr. Williams' activities, fueled by what the Company believes is his inability to let go of the company that he founded and his personal vendetta against those whom he believes have tried to take it from him. As discussed below, he has systematically used private communications with directors, officers and employees, as well as the public arena, to disrupt Company operations and to disparage officers and directors of the Company. The Company believes that Mr. Williams is clearly seeking revenge; the Proposal is just one of many tactics that he has used to disrupt management and the other directors.

During the fourth quarter of 2002, Mr. Stockert approached several members of the Board regarding Mr. Williams' inability to "let go" following his retirement as CEO in July 2002. Mr. Williams publicly referred to Mr. Stockert as his "perfect successor" when he stepped down in July 2002. In the following months, however, it became clear to Mr. Stockert and the rest of the Board that Mr. Williams could not constructively support the transition to new leadership. Mr. Williams continually undermined Mr. Stockert's authority by: (i) calling other members of senior management as well as property level managers without Mr. Stockert's knowledge and delivering orders contrary to official Company directives and (ii) questioning the day-to-day management decisions being made by Mr. Stockert and the senior management team in front of Company employees.

Late in 2002, Board members initially met with Mr. Williams to remind him that he was no longer running the Company and to urge him to let Mr. Stockert do his job. Over time, however, it became clear to the Board that Mr. Williams was not prepared to step back and let someone else run the Company. The directors came to believe that Mr. Williams made it virtually impossible for others to effectively manage the business and that his presence negatively impacted Company morale. After discussing all of Mr. Williams' behavior, the Board ultimately unanimously concluded that Mr. Williams could not continue as Chairman. Members of the Board met privately with Williams and urged him to resign from his position of Chairman of the Board. All of the other directors believed that it was in the best interests of Mr. Williams and the Company for Mr. Williams to leave. Only by resigning could Mr. Williams preserve his legacy as a real estate pioneer in the southeastern United States and the value of the Post brand name.

A Board meeting was convened by conference call on January 7, 2003 to discuss and approve a variety of proposals that had been previously reviewed at a December 2002 Board meeting. The directors, other than Mr. Williams, expected the resolutions to be adopted at the meeting. Mr. Williams opened the meeting by announcing that he had hired a law firm to review the proposals presented at the December 2002 meeting and that he was vehemently opposed to the Company adopting the resolutions. Several directors noted that Mr. Williams had been in favor of adopting the resolutions at the December 2002 meeting. Mr. Williams denied that he had ever been in favor of such resolutions. While the other Board members were in favor of the resolutions, the meeting was ultimately adjourned, and the Board agreed to continue to study the recommendations.

The next Board meeting was held on February 20, 2003. Prior to that meeting, the other directors had met several times to discuss Mr. Williams' behavior. In addition, certain members of the Board had met with Mr. Williams to discuss his resignation as Chairman. After these discussions, Mr. Williams told one of the directors that he would resign as Chairman under certain conditions. On the morning of the meeting, however, Mr. Williams denied that he had agreed to any terms, which resulted in an impromptu negotiation regarding the terms of his resignation as Chairman. As part of this negotiation, Mr. Williams demanded that John Glover, his long-time partner at the Company, resign as Vice Chairman and move out of the office space Mr. Glover shared on the first floor of the Company's headquarters building with Mr. Williams. The Company believes that these matters had no real impact on Mr. Williams' professional situation; rather, that it was an opportunity to strike back at those thought by Mr. Williams to have deserted him. The Board agreed to the basic terms that Mr. Williams requested, and he resigned as Chairman. Robert Goddard was then appointed as the new Chairman, with Mr. Williams' concurrence.

Immediately following the February 2003 meeting, Mr. Williams sent the Company a letter outlining the terms that were agreed upon at the meeting. However, Mr. Williams' summary differed in many respects from what the other directors believed was discussed at the meeting. The Board continued to negotiate with Mr. Williams following the meeting, but ultimately, the other members of the Board concluded that Mr. Williams had a very different view of what had happened at the meeting than they did and that they could not do anything to convince him otherwise. The minutes of the meeting were ultimately adopted over Mr. Williams' objections. The Company continued to negotiate with Mr. Williams over some form of global settlement of his employment arrangement after the Board meeting. The parties continued to negotiate into April 2003 when it became clear that agreement as to the material terms of a settlement agreement was impossible.

During late February and early March 2003, the relationship between Mr. Williams and the other directors became further strained. Part of Mr. Goddard's charge as the new Chairman was to evaluate senior management and report back to the Board on their performance. During Mr. Goddard's interviews and meetings with senior management and other Company employees, it became clear to Mr. Goddard that the senior management team was performing well, but that Mr. Williams was going to continue to be disruptive. On multiple occasions, Mr. Williams called employees to his office and put them in a position of "choosing sides" in the fight. During this time, senior management also received a number of reports from Mr. Williams criticizing their performance to employees. In addition, employees that had been contacted by Mr. Williams reported that Mr. Williams told them that he was going to buy back the Company and that they would have a job in the new company. His actions created significant leadership problems within the organization.

In addition, Mr. Williams made burdensome requests for Company information. The Company believes that Mr. Williams' requests had more to do with making life difficult for management and the other directors and obtaining information that he could use in a proxy fight or a lawsuit against the Company and the other directors than it did with satisfying his fiduciary duties as a director. The officers and directors of the Company were spending a significant amount of time simply trying to respond to Mr. Williams' demands, which took time away from managing the business. In order to stop this behavior, the other members of the Board discussed adopting resolutions that would have restricted Mr. Williams' access to employees and certain Company information (subject to the Chairman's approval) and required him to relocate his office. Drafts of these resolutions were shared with Mr. Williams and his counsel. On Monday, March 17, 2003 the Company distributed a notice for a special Board meeting to be held on Saturday, March 22, 2003 to discuss the proposed resolutions. On Friday, March 21, 2003, the day before the meeting was scheduled, Mr. Williams filed a complaint for injunctive relief and damages, naming each of the directors individually. As a result, a temporary restraining order was issued by the Superior Court of Cobb County, Georgia. The Board held the meeting to discuss other matters, but was enjoined from adopting the proposed resolutions.

In April 2003, the disputes between Mr. Williams and the Board of Directors culminated in a proxy fight to elect directors at the Company's annual meeting of stockholders. Mr. Williams proposed a slate of five directors in opposition to management's nominees. Management's nominees were overwhelmingly approved by all segments of the Company's shareholders.

The Company hoped that the proxy contest would bring closure to this story, but Mr. Williams indicated that he would continue. When asked if he would leave the Board after the proxy contest if he lost, he is quoted in a May 2003 Atlanta Journal Constitution article as saying: "I would regard this as the first inning . . . of a nine-inning game." When asked whether he will ever put this behind him, he is quoted in a June 2003 Atlanta Journal Constitution article as saying, "How do you ever get over being stabbed in the back by people you thought were your friends . . . I think I'll carry a grudge probably to my grave."

Following the conclusion of the proxy fight, the Company and many of its employees began to receive anonymous telecopies. These telecopies contained false and defamatory comments regarding the Company, senior management and the Board. In order to protect itself and end the distribution of these telecopies, the Company filed a lawsuit to obtain videotapes from the Kinkos stores from which these telecopies were being distributed. The videotapes showed that the telecopies were being sent by Mr. Williams' executive assistant, who was an employee of the Company. This employee was subsequently fired by the Company for the wrongdoing, but the Company understands that Mr. Williams continues to employ this individual.

During September 2003 and at the September 2003 Board meeting, Mr. Williams made a number of false accusations regarding the fairness of the bidding process for certain asset sales. For example, he claimed that a former director was given information in the bidding process that was not provided to other bidders or unitholders of Post Apartment Homes, L.P. This accusation was false. He also demanded that the Company extend the bidding period for certain assets, claiming that he did not know they were being sold and that he had not been given an opportunity to bid on the assets. When a contract for one of the assets was terminated and Mr. Williams was given the opportunity to bid, he refused to do so. In each case, the Company believes that Mr. Williams' focus was disrupting the Company's operations and getting back at the Company's directors and officers.

During a break in the November 2003 Board meeting, Mr. Williams commented that he was going to make things as difficult as possible for the other directors. During another break in the meeting, as the directors were reassembling, Mr. Williams inappropriately berated a Company officer who had been invited to make a presentation at the meeting because Mr. Williams blamed the officer for a problem that he had with the security gate at his home.

In the fourth quarter of 2003, Mr. Williams and the Company began disputing Mr. Williams' requests for reimbursement of a number of expenses and fees. The Company believes that many of the expenses are not reimbursable under Mr. Williams' employment contract or are excessive. The Company also believes that Mr. Williams is seeking reimbursement to make things difficult for the Company and its staff.

Since Mr. Williams' tenure as the Company's Chief Executive Officer ended effective July 1, 2002, Mr. Williams has undertaken a series of activities that the Company believes are designed to disrupt Company activities and to satisfy a personal grievance with the existing directors and officers. The Company believes the Proposal is simply another example of an attempt to satisfy a personal grievance. The Company does not believe compensation is truly an issue. Instead, the Company believes that Mr. Williams is disguising his longstanding personal grievance against the Company and the Board as a compensation issue.

Analysis

The Staff has previously taken the position that proposals submitted by disgruntled former employees which related to or emanated from the former employee's personal grievance against the registrant may be properly excluded on Rule 14a-8(i)(4) grounds. See Pyramid Technology Corporation (publicly available November 4, 1994) (proponent was a former employee whose proposal would have precluded the company's payment of certain legal expenses on behalf of officers and directors); Sigma-Aldrich Corporation (publicly available March 4, 1994) (proposal purporting to limit executive pay determined by the Staff to be a personal grievance and properly excludable); Westinghouse Electric Corporation (publicly available December 6, 1985) (proposal requiring the company to make certain public pledges of ethical conduct properly excludable when company established the proponent was a former long-time employee who was recently fired upon short notice). The Staff has also recognized that where a shareholder proponent has a long-standing history of a confrontation with a company and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4), such proposal may be excludable on this ground even though the proposal, on its face, does not reveal the underlying dispute or grievance. See Texaco, Inc. (publicly available February 15, 1994 and March 18, 1993) (proposal which would place a cap on executive compensation was deemed a personal grievance and properly excludable).

In AmVestors Financial Corporation (publicly available March 31, 1992), AmVestors received a shareholder proposal requesting the board of directors to contact and negotiate with potential buyers for a sale or merger of AmVestors. The shareholder proponent, a former employee and Chairman Emeritus of AmVestors, was terminated based partially due to his divisive conduct in an effort to undermine the management of the company; and his interference with the duties and responsibilities delegated to other management officials by the board of directors.

Upon his termination from AmVestors, the proponent engaged in a systematic course of harassment against AmVestors designed to achieve his re-instatement. In carrying out such harassment, the proponent: (i) filed multiple lawsuits against the company, alleging breach of contract, RICO violations and common law fraud; (ii) directed letters to third party regulatory agencies indicating that he had been removed from AmVestors and needed to be re-instated because of board actions which constituted a "serious breach" of applicable law; and (iii) offered to settle one of his multiple lawsuits against the company in exchange for reinstatement of his Chairman Emeritus position, his appointment as Of Counsel of AmVestors and the power to name a director. Further, the proponent engaged legal counsel to advise him on how to conduct a proxy contest for the election of directors. The proponent was advised that, if the board continued to rebuff him, he could either wage an election campaign in opposition of AmVestors' board, or he could decide to tender a shareholder proposal. The proponent opted for the shareholder proposal. In response, AmVestors sought, and the Staff granted, exclusion of the proposal based on the proponent's personal grievance against the company.

In Crown Central Petroleum Corporation (publicly available March 4, 1999), the Staff granted an issuer's no action request based on the issuer's claim of personal grievance. In Crown Central, the company sought the Staff's approval in excluding a proposal requesting the company's board to commission a study on the relationship between the work performed by, and the compensation paid to, a senior executive officer of the company. In successfully asserting a personal grievance claim, the company relied on harassing actions on the part of the proponent, which actions evidenced ulterior, personal motives for the proposal. Specifically, the company noted that the proponent was a former member of a labor organization involved in a protracted labor dispute with the company, and that in connection with such dispute, the proponent and other members of the labor organization filed a derivative action against the company. The proposal sought the disclosure of information relevant to both the labor dispute and the derivative action.

As further evidence that the proposal was related almost exclusively to the proponent's personal grievance, the company directed the Staff's attention to proxy results from the immediately preceding year's annual meeting. The company included in the prior year's proxy statement a proposal from the proponent which was "substantially identical" to the proposal at issue. The proposal received slightly over 5% of the votes actually cast on the proposal.

As AmVestors and Crown Central demonstrate, the Staff has granted no action requests regarding proposals which appear to relate to common interests of the issuer's shareholders when the challenging company demonstrates a contentious relationship between the proponent and the company, which relationship possesses a direct connection with the proposal. International Business Machines Corporation (publicly available December 28, 1994) (exclusion of a proposal relating to the company's tax treatment of workers' compensation payments, where the company established multiple disputes between the company and proponent, including disputes over worker's compensation claims); Dow Jones & Company, Inc. (publicly available January 24, 1994) (proposal seeking to cap the Chief Executive Officer's compensation was properly excluded after the company established that the true purpose of the proposal was to put pressure on the company to settle a labor dispute); Texaco, Inc. (publicly available March 18, 1993) (exclusion of proposal seeking to cap executive and former employee compensation, where company established a history of disputes between the company and the proponent regarding company business practices); Medalist Industries, Inc. (publicly available February 17, 1989) (proposal requiring that certain anti-takeover measures be submitted to a vote of shareholders designed to result in a benefit to a particular shareholder); American Telephone & Telegraph Co. (publicly available January 26, 1981) (proposal requesting a report detailing the Company's employment and recruitment practices for male employees in certain employment positions, such as secretary, typist and receptionist, was linked to the proponent's personal bias against female officers and directors, and was being used to further his personal grievance against female employees and directors of the company).

While the Proposal is couched in broad terms - namely, calling for a Bylaw amendment to mandate director compensation be approved by the Company's shareholders, the Commission noted in its Release No. 34-19135 (October 14, 1982) that the Staff will take a more "subjective analysis" in order to thwart the misuse of the shareholder proposal process by "increasingly sophisticated proponents and their counsel." As such, the Staff has analyzed proposals, such as the ones presented in the no-action letters referenced above, which, while drafted in a way that might relate to matters of general interest to all securityholders, are properly excluded if it is clear from the facts the issuer presents that the proponent is using the proposal as a tactic designed to redress a personal grievance. See Texaco, Inc. (publicly available March 18, 1993) (exclusion of proposal seeking to cap executive and former employee compensation, where company established a history of disputes between the company and the proponent regarding company business practices); Core Industries, Inc. (publicly available November 23, 1982) (exclusion of a proposal to request company's board to distribute to its shareholders information regarding equal opportunity, where company established a history of labor and other disputes between the proponent, a labor union, and management).

The Company believes that Mr. Williams has attempted to undermine the incumbent directors and management of the Company for almost two years. In addition to his unsuccessful proxy fight staged in the spring of 2003, Mr. Williams has used the media and the courts as a vehicle to convey his disagreements with how his former company is being operated. The Staff has previously granted issuers' requests for exclusion of proposals on the grounds of personal grievance where the factual scenarios closely resemble that of Mr. Williams' historical relationship with the Company. The Company believes that the Proposal is yet another attempt on the part of Mr. Williams to undermine the proper authority of the Board to manage the Company in a responsible manner and as such, should be properly excluded from the Proxy Materials.

Conclusion

For the reasons specified above, the Company respectfully requests the concurrence of the Staff that it will not recommend any enforcement action if the Proposal were excluded from the Proxy Materials. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Company requests the Staff's concurrence that the portions of the Proposal discussed in this letter may be excluded from the Proxy Materials. Further, the Company hereby requests that Mr. Williams copy me on any correspondence he may choose to make to the Staff in connection with the Proposal.

The Company presently anticipates filing its definitive proxy materials for the 2004 Annual Meeting of Shareholders on or about April 12, 2004. The Company would greatly appreciate a response from the Staff in time for us to meet this schedule. If you have any questions or require additional information concerning this request, please call me at (404) 846-5025. If possible, I would appreciate a copy of the Staff's response to this request via facsimile to my attention at (404) 504-9388. Thank you for your attention and interest in this matter.

Very truly yours,

Sherry W. Cohen
Corporate Secretary

Enclosures

cc: John A. Williams (w/encl.)

Exhibit A

Mr. Williams' Proposal and Supporting Statement

[Attached]

RESOLVED:

Article II, Section 7 of the Corporation's Bylaws be deleted and the following inserted in lieu thereof:

"The Board shall recommend to shareholders at each annual meeting the amount and form of compensation proposed to be paid to Directors for service on the Board and its committees for the year commencing at that meeting, which recommendation shall be approved by the Corporation's shareholders holding a majority of shares entitled to vote in the election of Directors. Directors also shall be reimbursed for reasonable expenses to attend Board and committee meetings. This provision may not be altered, amended or repealed by the Board."

Proponent's Supporting Statement

Currently, the Bylaws grant the Board the authority to determine Director compensation for service on the Board and its committees, and to reimburse Directors for reasonable expenses to attend Board and committee meetings. I believe the Board's recent actions in establishing Board compensation, however, have abused the trust previously afforded to it by shareholders.

- During last year's proxy contest and prior to the annual Shareholder's Meeting on May 22, 2003, I requested that the Corporation disclose any discussions among Directors regarding Robert Goddard's proposed compensation as Chairman of the Board. The Corporation publicly responded that Mr. Goddard was receiving the same $20,000 compensation as each other non-management Director and that there had been no discussions and no contract for other compensation. *May 6, 2003 Post Earnings Conference Call Transcript.*

- On July 17, 2003, the Board's Compensation Committee authorized paying Mr. Goddard as non-management Chairman of the Board a one year package of cash, stock and stock options worth approximately **$450,000, retroactive to February 20, 2003, the period including the proxy contest.** The Board, including two Directors who have received sizable payments from Mr. Goddard's affiliated companies, ratified this package on September 8, 2003, with only John Williams voting against ratification. As of December 4, 2003, the Corporation still had not fully disclosed Mr. Goddard's compensation arrangement to shareholders, which I understand may violate federal securities laws.

- When compared to the compensation paid in 2002 to all non-management Chairmen of the Boards of publicly-held, multi-family REITs having a market capitalization of over $1 Billion, Mr. Goddard's package would have been second only to Sam Zell of Equity Residential (which has approximately six times the market value of Post) and double the next highest paid person in this group, according to publicly available records.

- Robert Anderson, a member of the Compensation Committee approving Mr. Goddard's compensation, has received substantial cash payments for "consulting

services" from Mr. Goddard's affiliated companies since 2000 and possibly significantly more in carrying interests in various business deals.

This proposal is intended to preclude Board activities similar to those described above. If this proposal is approved, I believe shareholders will act responsibly and approve future Board compensation recommendations, if properly justified. To take advantage of shareholders, I believe, is just plain wrong. Let's fix it now.

Vote FOR amending Article II, Section 7 of the Bylaws.

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

March 5, 2004

VIA HAND DELIVERY

Board of Directors
Post Properties, Inc.
4401 Northside Parkway
Suite 800
Atlanta, Georgia 30327

Re: Shareholder Proposal from John A. Williams

Gentlemen:

This letter is in response to your request for an affirmation of our legal opinion set forth in our letter to you, dated February 4, 2004 (the "February 4, 2004 Opinion"). We advise you that (i) we have reviewed a letter submitted on behalf of John A. Williams' to the Securities and Exchange Commission (the "SEC"), dated February 19, 2004, regarding Mr. Williams' shareholder proposal (the "Williams' Letter") and the Post Properties, Inc. letter to the SEC, dated March 4, 2004, in response to the Williams' Letter, (ii) we disagree with the interpretation of the Georgia Business Corporation Code contained in the Williams' Letter and, (iii) subject to the assumptions, limitations and qualifications set forth in the February 4, 2004 Opinion, we hereby affirm the legal opinion set forth in the February 4, 2004 Opinion.

This letter is delivered to you solely for your benefit in connection with the matters addressed above. We understand that you may furnish a copy of this letter to the SEC in connection with your communications with the SEC regarding the Williams' Letter and Mr. Williams' shareholder proposal and we consent to your doing so. Except as stated in this paragraph, this letter may not be used or relied upon by any other person, and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent.

Very truly yours,

ALSTON & BIRD LLP

By: [signature]
John L. Latham
A Partner

ATL01/11613275v1

Atlanta
Denver
Los Angeles
Philadelphia

McKenna Long & Aldridge LLP
Attorneys at Law

303 Peachtree Street, NE • Suite 5300 • Atlanta, GA 30308
Tel: 404.527.4000 • Fax: 404.527.4198
www.mckennalong.com

San Diego
San Francisco
Washington, D.C.
Brussels

LEONARD A. SILVERSTEIN
(404) 527-4390

EMAIL ADDRESS
lsilverstein@mckennalong.com

March 16, 2004

Via Hand Delivery

Grace K. Lee, Esq.
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Post Properties, Inc.
Shareholder Proposal submitted by John A. Williams

Dear Ms. Lee:

We are counsel for John A. Williams ("Mr. Williams") and are writing in response to the letter dated March 5, 2004 by Post Properties, Inc. ("Post Properties") to the Securities and Exchange Commission (the "Commission") regarding Post Properties' proposed exclusion of Mr. Williams' proposal (the "Proposal") from Post Properties' solicitation materials for its 2004 Annual Meeting of Shareholders. Mr. Williams' Proposal requests that Post Properties' Bylaws be amended to require shareholder approval of the Board of Directors' recommendations for director compensation for service on the Board and its committees. Post Properties continues to suggest that the Proposal is excludable pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We disagree and believe that Post Properties still fails to meet its burden of showing that it is entitled to omit the Proposal in reliance on these exclusions.

Pursuant to Rule 14a-8(k) promulgated under the Exchange Act, we are enclosing six copies of this letter. Pursuant to Rule 14a-8(j) of the Exchange Act, we also are enclosing as Exhibit A our firm's unqualified legal opinion supporting the validity of Mr. Williams' Proposal under Georgia law. We are simultaneously forwarding a copy of this letter and our legal opinion to Post Properties, to the attention of its corporate secretary as requested in her letter to the Commission of March 5, 2004.

Response to Post Properties' Grounds for Omission of the Proposal

Post Properties continues to advance three flawed arguments to support its request to exclude Mr. Williams' Proposal from Post Properties' 2004 proxy materials. First, Post Properties incorrectly claims that the Proposal is an improper subject for shareholders under Georgia corporate law and would, if implemented, cause Post Properties to violate Georgia corporate law. Second, Post Properties incorrectly claims that the Proposal contains false and misleading statements in violation of Rule 14a-9 of the Exchange Act. Third, Post Properties incorrectly claims Mr. Williams' Proposal relates to the redress of a personal claim or grievance against the Company.

I. Rule 14a-8(i)(1) and Rule 14a-8(i)(2) – Mr. Williams and this firm reconfirm that the Proposal does not violate Georgia law and its implementation would not cause Post Properties to violate Georgia law.

A. General.

The legal opinion of Alston & Bird LLP in support of Post Properties' claim that the Proposal violates Georgia law, which we first received on March 8, 2004, was filed with the Commission on February 17, 2004. Thus, Post Properties failed to timely comply with Rule 14a-8(j) and we, therefore, respectfully request that the Staff exclude Post Properties' claim that the Proposal violates Georgia law. Should the Staff allow the legal opinion of Alston & Bird LLP, the following sets forth additional information supporting Mr. Williams' belief that his Proposal does not violate Rules 14a-8(i)(1) or 14a-8(i)(2) of the Exchange Act.

B. Post Properties' position that recent amendments to Georgia law have somehow abrogated the shareholders' board-affirmed right to adopt a bylaw regarding director compensation is invalid.

As further detailed in the unqualified opinion letter attached hereto as Exhibit A and our letter to you dated February 19, 2004, the Proposal is a proper subject for shareholders under Georgia corporate law and, if implemented, would not cause Post Properties to violate the Georgia Business Corporation Code.

On November 5, 2004, Post Properties' Board of Directors amended and restated its Bylaws, which Bylaws specifically reserve to the shareholders in Article VII the right to amend the Bylaws as to any matter at an annual meeting of the shareholders. Post Properties filed with the Commission its Bylaws on November 14, 2003. In light of those facts and in light of the current emphasis on shareholder oversight of corporate governance, it is remarkable that Post Properties so vigorously objects to the shareholders' exercising their power to amend the Bylaws. In an attempt to circumscribe a shareholder right that is reaffirmed in Post Properties' Bylaws, Post Properties attempts to impose a strained construction on the Georgia Business Corporation Code that would, in effect, require that bylaw-imposed limitations on a board's ability to set its own compensation, limitations which are specifically provided for in the Georgia Business Corporation Code, can only be adopted by the board itself. The absurdity of this position is selfevident: why would a board limit itself in the bylaws, when it could repeal that limitation at any time it became inconvenient? More generally, Post Properties' interpretation would mean that shareholders of a publicly-traded, Georgia corporation have essentially no rights to restrict the actions of the directors.

On the other hand, Mr. Williams' Proposal would allow the shareholders of Post Properties to exercise their statutorily-granted and board-affirmed right to amend the Bylaws of Post Properties. Article VII of the Bylaws of Post Properties, which was adopted by the Board of Post Properties, specifically grants such right to the shareholders and provides:

> These Bylaws may be altered, amended, repealed or new Bylaws adopted by the Board of Directors by the affirmative vote of a majority of all directors then holding office, but any bylaws adopted by the Board of Directors may be altered, amended, repealed, or any new bylaws adopted, by the shareholders at an annual or special meeting of shareholders, when notice of any such proposed alteration, amendment, repeal or addition shall have been given in the notice of such meeting. The shareholders may prescribe that any bylaw or bylaws adopted by them shall not be altered, amended or repealed by the Board of Directors. Action by the shareholders with respect to these Bylaws shall be taken by an affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors, voting as a single voting group.

The Proposal would, in fact, not only be an exercise of a right granted to the shareholders in the Bylaws of Post Properties, but it would also be an exercise of their rights in a governance area in which shareholder oversight was specifically guarded in Georgia law long before the recent enhanced attention to corporate governance.

According to the major treatise on Georgia law, *Kaplan's Nadler Georgia Corporations, Limited Partnerships and Limited Liability Companies*:

> The general rule as to compensation of or contracts with interested directors by the corporation is that, in the absence of some grant of authority by statute, or in the articles of incorporation, or by the shareholders, or in the bylaws legally adopted, directors of the corporation, acting as such at their meetings, have no authority to vote themselves compensation of any kind or to vote for a proposed contract or transaction between them and the corporation [footnote citation omitted].
>
> Prior to the enactment of the [Georgia] Business Corporation Code, Georgia had no statute authorizing such, and it was held that, in the absence of a provision in the articles of incorporation or bylaws, such action by the directors is voidable at the suit of the parties at interest and is only valid where there can be applied to such action the doctrines of ratification and estoppel [with a footnote citing a Georgia Supreme Court case, a Georgia Court of Appeals case, and a United States Circuit case.]

Jerome L. Kaplan, *et al.*, *Kaplan's Nadler Georgia Corporations, Limited Partnerships and Limited Liability Companies* § 10-14(a) (2003).

As noted in the above excerpt, prior to 1968, Georgia corporate law did not generally permit a board to fix its own compensation. On April 3, 1968, the Georgia General Assembly provided that "the board of directors shall have the authority to fix the compensation of directors for services in any capacity unless otherwise provided in the Articles of Incorporation or by-laws." 1968 Ga. Laws. 565, at 631 [emphasis added]. The Model Act, on which the Georgia Business Corporation Code was based, contained a similar provision, but the Model Act's provision did not include the reference to bylaws. The comment explaining Georgia's decision to deviate from the Model Act is revealing:

> The authority of the board to fix its own compensation may be limited in the bylaws as well as in the articles of incorporation. The idea here is that if a board abuses its power to fix the compensation of its members, shareholders would probably find it easier to curb that power through a bylaw amendment than through an amendment of the articles of incorporation.

O.C.G.A. § 22-701 cmt. d(2) (Harrison 1970).

As thoroughly detailed in the unqualified opinion attached to this letter and in our letter to you dated February 19, 2004, and contrary to the position taken by Post Properties, the 2000 amendments to the Georgia Business Corporation Code did not somehow abrogate this shareholders' right which was carefully guarded when Georgia chose to adopt the Model Act. The above-mentioned 1968 provision is found in substantially the same form in Section 14-2-811 of the Georgia Business Corporation Code today.

Post Properties' proposition is remarkable, especially in light of today's emphasis on corporate governance. In aggressively opposing proposed shareholder oversight of members of the Board of Directors of Post Properties setting their own compensation, Post Properties ignores the clear provisions of its own Bylaws allowing shareholder amendment of the Bylaws notwithstanding any Board action and the limitation on a Board's power to set its own compensation expressed in Section 14-2-811. Post Properties and its counsel have argued that Judge Cooper's decision in the case of *Invacare Corporation v. Healthdyne Technologies, Inc.*, 968 F. Supp 1578 (N.D. Ga. 1997), and the amendment to Section 14-2-1020(d) of the Georgia Business Corporation Code in 2000 prohibit such a bylaw amendment, but this interpretation is incorrect. Section 14-2-1020 is a general provision dealing with amendments to bylaws of a Georgia corporation by directors or shareholders. It provides a corporation's "shareholders may amend or repeal the corporation's bylaws or adopt new bylaws even though the bylaws may also be amended or repealed by its board of directors," and then states in subsection (d) that a bylaw "limiting the authority of the board of directors may only be adopted pursuant to an agreement meeting the requirements of Code Section 14-2-732." As discussed below, the words "limiting the authority of the board of directors" by themselves surely refer to the managerial authority of the board of directors and do not speak to the extraordinary acts of directors such as setting their own compensation, which is the subject of Section 14-2-811.

As detailed in the attached opinion letter, the phrase "authority of the Board of Directors" as used in Section 14-2-1020(d) logically refers only to the managerial authority of the Board similar to the authority which can be curtailed in a close corporation under Section 14-2-732, and not such non-managerial matters as setting Board compensation which is dealt with specifically in Section 14-2-811. Section 14-2-811 clearly contemplates that a bylaw may restrict the power of the Board to set its own compensation and its history indicates that it was the shareholders' adoption of such a bylaw provision that was intended as a check on the Board's power to set its own compensation. Thus, the subject matter of the Proposal is not only permitted by the Georgia Business Corporation Code, but the Code was drafted specifically to allow for such a proposal.

C. ***The lack of any controlling legal authority contrary to Mr. William's proposal is fatal to Post Properties' attempts to block the shareholders' right to consider and vote on the Proposal.***

Post Properties argues that the Proposal is not a proper subject for shareholder action because it is inconsistent with Georgia law. As outlined in the attached unqualified opinion letter and the argument above, the Proposal is not inconsistent with Georgia law. There is, by the admission of all parties, no decided Georgia authority contrary to Mr. Williams' Proposal.

In recent pronouncements the Staff of the Commission's Division of Corporation Finance has stated that, where there is no controlling legal precedent on the validity of a shareholder proposal, it will not express any view on the exclusion of a proposal by the corporation. *See* Eastern Enters. (publicly available February 17, 1999) ("In view of the lack of any decided legal authority we have determined not to express any view with respect to the application of Rule 14a- 8(i)(1) . . . ."); Union Carbide Corp. (publicly available February 5, 1999) (same); General DataComm Indus. (publicly available December 9, 1998) (same). The facts of the Staff's determination in *General DataComm Industries, Inc. (*publicly available December 9, 1998) are instructive. In that instance, General DataComm requested that the Staff concur in its view that a shareholder proposal could be excluded under Rule 14a-8(i)(1). The shareholder's proposed amendment to the bylaws of General DataComm would have limited the power of the board of directors of General DataComm to reprice executive stock options to a lower strike price without the approval of the shareholders. General DataComm contended that the proposed bylaw amendment was unlawful in that it restricted, in a material way, the directors' power and authority. The Staff noted that there was no controlling judicial authority on the specific point in Delaware, and that two conflicting legal opinions on the subject had been furnished to the Commission. The Staff, therefore, refused to concur that the shareholder proposal could be excluded.

Similar to the facts of General DataComm, here there are legal opinions that reach opposite conclusions regarding the legality of the Proposal. Furthermore, although the legal opinion of counsel for Post Properties and the legal opinion attached to this letter arrive at diametrically opposed conclusions regarding the application of Georgia law to the Proposal, the opinions agree on one fundamental point — there is no controlling legal precedent in Georgia. *See* Opinion of Alston & Bird, LLP., dated February 4, 2004, at 3 ("We also note that there is no reported judicial precedent in Georgia interpreting Section 14-2-811, 14-2-732 or 14-2-1020(d) of the GBCC.") and Opinion of McKenna Long & Aldridge LLP, dated March 11, 2004, at 1 ("There is no reported judicial decision in Georgia deciding this question."). Therefore, in view of the lack of any decided legal authority, consistent with its prior practices in similar cases, it is respectfully submitted that the Staff should either find that nothing in applicable Georgia law prohibits the shareholder approval and proper implementation of the Proposal, or determine not to express any view with respect to the application of Rules 14a-8(i)(1) and 14a-8(i)(2) to the Proposal.

II. Rule 14a-8(i)(3) -- Mr. Williams reconfirms that the Proposal does not contain false and misleading statements in violation of Rule 14a-9 of the Exchange Act.

A. Mr. Williams believes Post Properties' own factual omissions clearly demonstrate that it failed to comply with the federal securities laws.

Post Properties repeatedly acknowledges that the compensation granted to Mr. Goddard for services as non-management Chairman of the Board was a "compensation package." This package consisted of :

- a cash award of $100,000;
- a restricted stock grant having a value of $200,000;
- a grant of options to purchase 100,000 shares of common stock of Post Properties having a present value of approximately $150,000; and
- retroactiveness of the entire compensation package to February 20, 2003.

Paragraph (b)(10)(iii)(A) of Item 601 of Regulation S-K states:

> "*any management contract or any compensatory plan, contract or arrangement*, including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) in which any director or any of the named executive officers of the registrant, as defined by Item 402(a)(3), participates *shall be deemed material and shall be filed*; . . ." (emphasis supplied).

Instruction 2 to Paragraph (b)(10) states:

> "If a material contract is executed or becomes effective during the reporting period reflected by a Form 10-Q or Form 10-K, it shall be filed as an exhibit to the Form 10-Q or Form 10-K filed for the corresponding period. See paragraph (a)(4) of this item. With respect to quarterly reports on Form 10-Q, only those contracts executed or becoming effective during the most recent period reflected in the report shall be filed."

Post Properties claims it "disclosed the terms of Mr. Goddard's compensation package in its November 4, 2003 press release. This press release, however, fails to disclose that the "compensation package" is retroactive to February 20, 2003 to a time when Post Properties stated Mr. Goddard was only receiving a compensation package of $20,000 as non-management Chairman of the Board. Post Properties later asserts that the $100,000 cash payment to Mr. Goddard really is "not material" to Post Properties shareholders, yet it earlier disclosed it in its earnings release. By not disclosing at any time the retroactiveness of Mr. Goddard's compensation package to February 20, 2003 and not disclosing the $100,000 cash portion of Mr. Goddard's package in its Form 10-Q for the third quarter ended September 30, 2003, Post Properties implies that Paragraph (b)(10)(iii)(A) of Item 601 of Regulation S-K really does not mean what it says; that is, that "any management contract or any compensatory plan, contract or arrangement . . . in which any director of the registrant . . . participates shall be deemed material and shall be filed; . . .." It is uncontroverted that the cash payment, stock option grant, restricted stock grant and retroactiveness to February 20, 2003 constitute the material terms of Mr. Goddard's compensation package. For Post Properties to claim that the cash payment and retroactiveness of the compensation package is not part of a "compensatory plan, contract or arrangement" is disingenuous, at best. Moreover, for Post Properties to claim that the $100,000 cash portion of Mr. Goddard's compensation package "is not required to be disclosed in a Form 10-Q" because there is no "line item requirement" appears to reflect its failure to understand the purpose and intent of the federal securities disclosure laws.

Post Properties states Mr. Goddard did not agree to the compensation package until August 27, 2003, which then triggered Mr. Goddard's requirement to file his Form 4 report. Both Post Properties and Mr. Goddard, however, claim the grant date of the restricted stock and stock options as July 17, 2003. Under Section 403 of the Sarbanes-Oxley Act of 2002 and Section 16(a) of the Exchange Act, it is inherently inconsistent for Post Properties and Mr. Goddard to claim that the compensation package agreement supposedly reached on August 27, 2003 permits a retroactive grant date to July 17, 2003 for purposes of determining the exercise price of the stock options and valuing the restricted stock grant. Section 403 of the Sarbanes-Oxley Act amended Section 16(a) of the Exchange Act to require that if there has been a change in ownership involving equity securities registered pursuant to Section 12 of the Exchange Act, then the reporting person shall report the change in beneficial ownership of such securities before the end of the second business day following the day on which the subject transaction has been executed. If the change in beneficial ownership of securities occurred on August 27, 2003, then, according to Section 16(a), this should be the grant date. As such, the exercise price and valuation of restricted stock should be determined as of this date, not a date almost six weeks earlier. Moreover, the 2003 Incentive Stock Plan of Post Properties requires the option exercise price and restricted stock grant valuation be based on the fair market value of Post Properties common stock on the date of grant; *i.e.,* August 27, 2003. If the grant date truly were July 17, 2003, then Mr. Goddard's Form 4 report was delinquently filed and Post Properties should have reported Mr. Goddard's compensation package in its Form 10-Q for the second quarter ended June 30, 2003 along with the Chief Executive Officer's employment agreement dated July 18, 2003 and the Executive Vice President and Chief Investment Officer's amendment to his employment agreement dated as of August 1, 2003.

Despite Post Properties' misguided allegations, Mr. Williams provides ample facts to support his belief that Post Properties failed to properly and timely disclose the material facts surrounding Mr. Goddard's compensation package. Mr. Williams' Supporting Statement and his correspondence with the Staff both contain pinpoint factual support of which Post Properties itself has confirmed the accuracy.

B. Post Properties' assertion that Mr. Williams' statements are "slanderous" and impugn the character of the Board are completely without merit.

Mr. Williams has properly disclosed the facts underlying the Compensation Committee's granting of Mr. Goddard's compensation package and the Board's ratification of these actions. Post Properties claims that the Compensation Committee only provided a report to the full Board of its actions pertaining to Mr. Goddard's compensation package and that the full Board did not approve or ratify Mr. Goddard's compensation package. Specifically, Post Properties asserts its Board never took "formal action" to ratify Mr. Goddard's compensation package. This statement appears designed simply to misdirect the Staff's attention. At its September 8, 2003 Board meeting, the Compensation Committee in its report to the Board, reviewed each of the material terms of Mr. Goddard's compensation package noted above and held a lengthy discussion with the full Board regarding these terms. At its November 5, 2003 meeting, the Board approved and ratified the minutes of the September 8, 2003 Board meeting, which included the report of and actions taken by the Compensation Committee in establishing Mr. Goddard's compensation package. Within the meaning of the law, any ratification of an action previously taken is tantamount to approving the action itself.

Mr. Williams properly discloses that Mr. Anderson received substantial cash payments from Mr. Goddard and that another director's law firm, which provided legal services to Mr. Goddard's affiliated companies, received sizeable payments. Post Properties does not dispute these payments. In fact, Post Properties and its outside legal counsel have disclosed to the Staff and this firm that Mr. Goddard and his affiliated companies expected to pay Mr. Anderson from 2000 to 2003 an aggregate of approximately $200,000 for tax and consulting services and valued Mr. Anderson's carrying interests in various business ventures at $27,000. In addition, Post Properties discloses that Mr. Goddard and his affiliated companies paid the law firm of which Mr. Bloom, a director of Post Properties, is a partner $362,771 for legal services for 2003, without disclosing amounts paid for years 2000 to 2002. These amounts are uncontroverted by Post Properties and, by all reasonable standards, are "substantial" or "sizable."

Post Properties claims that Mr. Williams' statements concerning Messrs. Anderson's and Bloom's conflicts of interest in voting upon and ratifying Mr. Goddard's compensation package are improper and untrue. Post Properties' argument lacks merit and reflects its inability to cope with the emerging view of good corporate governance. Mr. Williams has never asserted that either Mr. Anderson or Mr. Bloom are not "independent" directors within the meaning of the applicable listing standards of the New York Stock Exchange. Rather, Mr. Williams suggests that in light of significant preexisting business relationships between Mr. Goddard and his affiliated companies and each of Mr. Anderson and Mr. Bloom's law firm, and that Post Properties categorically told its shareholders that Mr. Goddard was only receiving $20,000 compensation as Chairman of the Board, Mr. Anderson should not have participated in the discussions regarding and approval of Mr. Goddard's new compensation package. Similarly, Mr. Bloom should have followed a similar course and recused himself from this discussion and vote.

Mr. Williams' view of good corporate governance is validated in *In Re Oracle Corp. Derivative Litigation*, 824 A.2d 917 (Del. Ch. June 13, 2003, revised June 17, 2003), in which the Delaware Chancery Court examined the independence of members of a special litigation committee of the board of directors of Oracle Corp. and found that certain ties unrelated to the traditional analysis of independence, such as the myriad of business and social connections among Oracle Corp. directors and Stanford University, created a reasonable doubt about the committee's ability to impartially consider whether other directors should face suit. Similarly, Mr. Williams believes that Messrs. Anderson's and Bloom's existing business relationships with Mr. Goddard and his affiliated companies are sufficient to create a reasonable doubt concerning these directors' ability to act without bias. Although Georgia courts have not yet addressed this issue, it is commonplace for Georgia courts, like all courts, to consider precedent from other jurisdictions on matters of first impression.

Post Properties' attempt to rationalize Messrs. Anderson's and Bloom's conflicts of interest is futile. Post Properties claims Mr. Williams' allegations of conflicts of interest are disingenuous because Mr. Williams did not complain when Mr. Anderson, as a member of the Compensation Committee, and Mr. Bloom, as a member of the Board, approved or ratified, as appropriate, Mr. Williams' employment contract dated March 25, 2002, effective as of July 1, 2002. Quite to the contrary. Had the current emerging public discussion on good corporate governance and the Delaware Chancery Court's 2003 analysis in *Oracle* existed in early 2002, then Mr. Williams would absolutely have insisted that Mr. Anderson and Mr. Bloom recuse themselves from any discussion of or voting on a proposed employment contract for himself in order not to taint the governance process or to intimate a perceived conflict of interest. It is therefore abundantly genuine for Mr. Williams to strive to implement new values on the Board of Post Properties in light of the ever changing and evolving mores of good corporate governance.

III. Rule 14a-8(i)(4) -- Mr. Williams' reconfirms that his Proposal relates solely to actions recently taken by Post Properties that affect all shareholders and not to any alleged personal claim or grievance against Post Properties.

A. General.

Mr. Williams' Proposal clearly relates to a matter of serious concern to all shareholders of Post Properties and does not relate to any personal claim or grievance by Mr. Williams against Post Properties. Post Properties' patchwork of evidence against Mr. Williams is threadbare and fails to demonstrate a clear and direct link between Mr. Williams' Proposal and some unknown personal grievance that he supposedly has against Post Properties. Post Properties' assertions fail for a simple reason -- there is no such clear and direct link. Post Properties still has failed to identify the supposed personal grievance on which it bases the crux of its claim for exclusion, other than the porous theme that Mr. Williams was a jilted chief executive officer and chairman of the board who "just wouldn't let go." This theme, to the extent it is a theme, is baseless.

As we previously have demonstrated to the Staff and as this letter further demonstrates, Post Properties' letters of January 22, 2004 and March 5, 2004 to the Staff reflect Post Properties' pattern of providing information that is replete with inaccuracies and omits material facts, all specifically designed to persuade the Staff that Mr. Williams is harassing the Board and management and being disruptive to Post Properties for personal gain. Moreover, we note with interest that Post Properties has not disputed our firm's analysis of the Staff's numerous no-action letters that Post Properties improperly cited to support its argument. We reiterate that Post Properties continues to obfuscate the true purpose of Mr. Williams' Proposal by trying to link Mr. Williams' historical concerns over Post Properties' day-to-day business activities with the recent events surrounding the Compensation Committee's and Board's approval and disclosure of Mr. Goddard's compensation package as non-management Chairman of the Board, which formed the bases of Mr. Williams' Proposal.

B. Mr. Williams' Proposal is not a redress of a personal claim or grievance.

Mr. Williams' Proposal, Supporting Statement and supporting correspondence is logical and straight forward and is based on the recent action of the Compensation Committee and Board of Directors in establishing and ratifying Mr. Goddard's compensation package, and Post Properties' failure to disclose the material terms of this compensation package to shareholders in accordance with the federal securities laws. Mr. Williams' objective is to enhance the value of Post Properties for all shareholders and unitholders through good corporate governance. Post Properties says that Mr. Williams' interest in corporate governance is a "recent phenomenon." To some degree, Mr. Williams' heightened interest in good corporate governance *is* a recent phenomenon, paralleling the recent heightened public interest in good corporate governance and the interest of the courts, including the Delaware Chancery Court in *Oracle*. Only as a direct result of Mr. Williams' proxy contest efforts in the spring of 2003 did Post Properties' Board finally announce they would implement corporate governance changes, which changes substantially reflected Mr. Williams' platform.

Post Properties continues to distort Mr. Williams' ongoing concerns about the business operations of Post Properties with his reasons for submitting his Proposal. Post Properties uses "buzz words" from publicly available no-action letters to prop up its case. Post Properties lists supposed "reasons" (Post Properties' letter to the Staff dated March 5, 2004, at 11) in an attempt to show a "direct link" between Mr. Williams' Proposal and some alleged personal grievance. Each of these so-called "reasons" are, like earlier correspondence from Post Properties, replete with inaccuracies and material omissions. For example, Post Properties alleges that operational information that Mr. Williams previously had requested from management served no business purpose. Post Properties fails to acknowledge that Mr. Williams, as the director with the most intimate knowledge of Post Properties' operations, industry and marketplace, is entitled to information and data necessary for him to understand how Post Properties' business is performing and to enable him to make informed judgments, consistent with the exercise of his fiduciary duties required by law. Moreover, the information Mr. Williams requested is the same or substantially the same information he had been provided for years by company management in his capacity as Chief Executive Officer and/or Chairman of the Board. Second, Post Properties implies that Mr. Williams' proxy contest in the spring of 2003 was simply an effort to harass the Board and management. Although Mr. Williams lost his proxy contest, Post Properties refuses to acknowledge that Mr. Williams ultimately achieved his goal of spurring corporate governance reforms at Post Properties when Post Properties chose to adopt substantially all of Mr. Williams' and his slate's platform prior to the shareholder vote. Third, Post Properties claims Mr. Williams has threatened litigation against Post Properties and demanded resignations and investigations "meant to harass and annoy and not to serve any legitimate business purpose." Again, Post Properties fails to note in its expose of items that (i) Mr. Williams successfully enjoined the Board from attempting to take certain improper actions that could have resulted in his personal life insurance being terminated, with irreparable harm to Mr. Williams; (ii) Mr. Williams has repeatedly inquired, without success, about the abrupt firings of Post Properties' Chief Financial Officer and its Executive Vice President of Asset Management following Mr. Williams' initiation of his proxy contest with no explanation given to the public; and (iii) Mr. Williams has advised Post Properties to investigate potential illegal behavior by Post Properties' employees based on an affidavit of a former employee of Post Properties. Last, Post Properties cites Mr. Williams' refusal to capitulate to pressure from the Board to vote in favor of resolutions, including ratifying certain actions of the Board and management, with which he fundamentally disagreed. Mr. Williams' disagreement on various resolutions are not necessarily with the purposes underlying the resolutions, but with the implementation mechanism proposed by management and other Board members.

Post Properties continues its misguided efforts to try to establish that Mr. Williams' Proposal is clearly and directly linked to a personal grievance by alleging Mr. Williams terminated tax and consulting services provided by Mr. Anderson following Mr. Williams' resignation as Chairman of the Board of Post Properties in the spring of 2003 and legal services provided by Mr. Bloom's law firm. Post Properties again buttresses its cause through omission of material information. Post Properties fails to disclose that Mr. Williams had ceased, or effectively ceased, using Mr. Anderson's services during the fall of 2002, well before Mr. Williams resigned as Chairman of the Board of Post Properties. Additionally, Mr. Bloom's law firm represented Post Properties as general outside counsel and also represented Mr. Williams on personal and business matters. Mr. Bloom's law firm acknowledged that it could not ethically represent either Mr. Williams or Post Properties on matters adverse to the other. Unfortunately, it became incumbent upon Mr. Williams to seek other legal advice as early as December 2002. At that time, following Mr. Williams' specific requests, Mr. Bloom and his law firm refused to explain to Mr. Williams several proposed antitakeover amendments to the Post Properties bylaws that Mr. Bloom's law firm had drafted for the January 2003 Post Properties Board meeting. Following this rebuff from Mr. Bloom and his law firm, it was only then reasonable and rational for Mr. Williams to engage another law firm that would be responsive to Mr. Williams and to represent his interests.

Post Properties' misdirection continues. Post Properties further implies that the facts included in Mr. Williams' Supporting Statement disclosing that Mr. Goddard is receiving the second highest compensation package of any non-management Chairman of the Board in the large multifamily REIT industry are baseless because Mr. Williams is not a "compensation expert." Post Properties is correct -- Mr. Williams is not a compensation expert and has never held himself out as such. Mr. Williams' facts, however, are uncontroverted and are based on publicly available information. These facts are not misleading, directly or indirectly. Mr. Williams believes that Post Properties' use of advice from an independent third party consulting firm is admirable and proper, but not in and of itself conclusive. Regardless, the report of this expert consulting firm cannot contradict the factual information that Mr. Williams discloses in his Supporting Statement.

Post Properties asserts that Mr. Williams was vehemently opposed to the antitakeover amendments to the Post Properties' Bylaws in January 2003 because of the effects these resolutions would have on an "already planned" proxy contest. Again, Post Properties beliefs are incorrect. Mr. Bloom's law firm, as outside general legal counsel for Post Properties, Mr. Bloom and the Chief Executive Officer of Post Properties all refused to advise Mr. Williams on the proposed resolutions to be considered and voted on at the Board's January 2003 Board meeting. Mr. Williams then sought outside legal advice to understand these resolutions and the implications to Post Properties' shareholders and unitholders. With this knowledge, Mr. Williams then challenged the full Board on its understanding of the resolutions and the implications to all Post Properties shareholders and unitholders. Clearly, if all the other Board members had comprehended the complex antitakeover resolutions as well as Mr. Williams, and had they desired to approve them, the Board easily could have done so with Mr. Williams being the lone dissenter. Post Properties references in its letter of March 5, 2003 to the Staff that the Board repeatedly adopted resolutions since January 2003 with Mr. Williams being the lone dissenter. If Post Properties' beliefs truly are correct, then the Board also could have approved the antitakeover amendments to the bylaws, with Mr. Williams being the lone dissenter.

Post Properties alleges that Mr. Williams' refusal to sign a proposed memorandum of understanding to settle a derivative class action case filed against Post Properties in May 2003 is further evidence of his "personal grievance." What Post Properties fails to explain to the Staff is that the proposed memorandum of understanding contains language that is directly contrary to Mr. Williams' beliefs that he has publicly advocated. The proposed memorandum of understanding permits Post Properties to adopt a poison pill as an antitakeover mechanism with a nine month sunset provision. Mr. Williams, like many experts on good corporate governance, rejects the concept of Post Properties adopting a poison pill, regardless of whether it contains a sunset provision. A poison pill is not needed by Post Properties to deter an unwanted hostile takeover. Post Properties already has effective antitakeover provisions in its charter documents. For example, the charter documents preclude any shareholder from beneficially owning more than 6% of the outstanding capital stock of Post Properties without Board approval, and more than 9% with Board approval. This requirement is typical for REITs because of the tax laws governing REITs. While it is true that a poison pill with a sunset provision was included in Post Properties' proxy contest platform, Mr. Williams believes this provision is unnecessary to protect against a hostile takeover in light of other existing protections. Moreover, Post Properties has implemented extremely generous change in control provisions for numerous members of management which, in and of themselves, raise significantly the financial hurdle upon a takeover of the company, whether or not hostile, or simply upon a change in control of Post Properties. Similarly, the memorandum of understanding attempts to withhold information discovered by plaintiffs in the derivative action from public scrutiny. Mr. Williams believes that this information should be available for review by all shareholders of Post Properties. Mr. Williams strongly believes in the merits of *Oracle* and has suggested the memorandum of understanding be modified in other respects to be in accord with *Oracle*.

Post Properties has the ability to sign the memorandum of understanding with plaintiffs as currently drafted. Post Properties has so advised this firm, as counsel for Mr. Williams, that it intends to so sign the memorandum of understanding as drafted without Mr. Williams' assent. Mr. Williams has advised that he does not wish to hold up any proposed settlement of the derivative class action between Post Properties and plaintiffs, but cannot sign a document that goes against his fundamental principles.

Post Properties further attempts to tarnish Mr. Williams' motives for successfully filing an injunction against Post Properties by referencing his ownership of Post Properties common stock and convertible units. Post Properties implies that Mr. Williams has no need for life insurance protection because of his ownership in Post Properties. Post Properties fails to acknowledge that, due to his heart surgery in late 2001, Mr. Williams is essentially uninsurable. If Post Properties takes any action that would illegally terminate Mr. Williams' life insurance, he would be irreparably harmed. Surely, Post Properties and Mr. Bloom's law firm, which prepared the various life insurance and tax and estate documents for Mr. Williams, recognize and completely comprehend the purposes for Mr. Williams' life insurance coverage. For Post Properties now to claim that the injunction was simply another exercise of a "personal grievance" is baseless and, at best, misguided.

Last, Post Properties alleges that Mr. Williams' efforts to protect the unitholders of Post Properties in connection with Post Properties' publicly announced sales of apartment assets was disingenuous. Again, this is completely false and without merit. Many of the unitholders are subject to potential adverse tax consequences if certain apartment assets are sold. This information is well known, both to the management and Board of Post Properties, as well as to the public. Once Post Properties publicly announced that Barry Teague had resigned from the Board in early September 2003, after only serving for approximately three months, in order to bid upon certain apartment assets held for sale, many unitholders expressed to the Board, and to Mr. Williams in particular, a similar desire to buy these assets as they became available. Mr. Williams believes that all unitholders should be treated fairly and equally and have sufficient time to conduct due diligence from which to prepare a bid. At Mr. Williams' request, Post Properties notified all unitholders and informed them of this opportunity and extended, albeit slightly, the bid deadline for this purpose.

IV. Conclusion.

For the foregoing reasons, Mr. Williams reiterates that his Proposal is in full compliance with the letter and spirit of Rule 14a-8. We believe Post Properties has failed to meet its burden of persuading the Staff under Rule 14a-8 that Mr. Williams' Proposal may be excluded under Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) or 14a-8(i)(4). Therefore, Post Properties should not be permitted to omit Mr. Williams' Proposal from its 2004 proxy materials. Should the Staff decide that any portion of the Proposal or Supporting Statement is not in compliance with Rule 14a-8, Mr. Williams respectfully requests the opportunity to make such changes to the Proposal or the Supporting Statement that the Staff may deem necessary in order for the Proposal to be included in Post Properties 2004 proxy materials. Should the Staff preliminarily determine not to recommend any enforcement action if Post Properties omits the Proposal from its 2004 proxy materials, we respectfully request the opportunity to discuss the Staff's determination prior to the issuance of the Staff's position.

If you have any questions or require any additional information concerning this response, please call the undersigned at (404) 527-4390. Kindly forward any written communications to my attention at (404) 527-4198. We appreciate your consideration of Mr. Williams' further response.

Very truly yours,

Leonard A. Silverstein
McKenna Long & Aldridge LLP
(on behalf of John A. Williams)

Enclosures

cc: John A. Williams (w/enc.)
Sherry W. Cohen, Corporate Secretary, Post Properties, Inc. (w/enc.)

EXHIBIT A

Atlanta
Denver
Los Angeles
Philadelphia

McKenna Long
& Aldridge LLP
Attorneys at Law

San Diego
San Francisco
Washington, D.C.
Brussels

303 Peachtree Street, NE • Suite 5300 • Atlanta, GA 30308
Tel: 404.527.4000 • Fax: 404.527.4198
www.mckennalong.com

March 11, 2004

Mr. John A. Williams
One Overton Park
3625 Cumberland Boulevard
Suite 400
Atlanta, Georgia 30339

Dear Mr. Williams:

You have asked for our firm's opinion as to whether the Bylaw amendment contained in a proposal made by you to the shareholders of Post Properties, Inc. ("Post Properties") would, if approved and properly implemented, violate the Georgia Business Corporation Code. There is no reported judicial decision in Georgia deciding this question. Based on our analysis set forth herein, it is our view that the approval and proper implementation of the proposed Bylaw amendment by the shareholders of Post Properties would not violate the Georgia Business Corporation Code.

As set out below, we believe that the individual provisions of the Georgia Business Corporation Code should be read in harmony with one another and that the Board of Directors' extraordinary ability to set compensation for their own Board service is subject to Bylaw limitation by action of a majority of the shareholders. This is certainly the case where the Board itself has specifically conferred on the shareholders the right to amend any Bylaw.

The Bylaw amendment proposed by you for adoption by the shareholders of Post Properties would read:

> "The Board shall recommend to the shareholders at each annual meeting the amount and form of compensation proposed to be paid to Directors for service on the Board and its committees for the year commencing at that meeting, which recommendation shall be approved by the Corporation's shareholders holding a majority of shares entitled to vote in the election of Directors. Directors also shall be reimbursed for reasonable expenses to attend Board and committee meetings. This provision may not be altered, amended or repealed by the Board."

Article VII of the current Bylaws of Post Properties which were adopted by the Board of Directors of Post Properties provides:

> "AMENDMENT OF BYLAWS
>
> These Bylaws may be altered, amended, repealed or new Bylaws adopted by the Board of Directors by the affirmative vote of a majority of all directors then holding office, but <u>any bylaws adopted by the Board of Directors may be altered, amended, repealed, or any new bylaws adopted, by the shareholders at an</u>

> annual or special meeting of shareholders, when notice of any such proposed alteration, amendment, repeal or addition shall have been given in the notice of such meeting. The shareholders may prescribe that any bylaw or bylaws adopted by them shall not be altered, amended or repealed by the Board of Directors. Action by the shareholders with respect to these Bylaws shall be taken by an affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors, voting as a single voting group." [Emphasis added.]

Section 14-2-811 of the Georgia Business Corporation Code provides:

> "Unless the articles of incorporation or bylaws provide otherwise, the board of directors may fix the compensation of directors."

This opinion is based upon the Amended and Restated Articles of Incorporation of Post Properties certified to us on March 11, 2004, by the Secretary of State of Georgia, the Bylaws of Post Properties as amended and restated as of November 5, 2003, as filed by Post Properties with the United States Securities and Exchange Commission (the "Commission") through March 11, 2004, your shareholder's proposal submitted to the Corporate Secretary of Post Properties on December 5, 2003, the laws of the State of Georgia, and such other information as we have deemed relevant.

The question posed is whether a Georgia corporation, whose Board of Directors has specifically authorized its shareholders to amend any Bylaw at its annual meeting, is prohibited from allowing its shareholders to amend its Bylaws with respect to the members of the Board of Directors' setting their own compensation under the authority of Section 14-2-811 of the Georgia Business Corporation Code.

In interpreting a provision of the Georgia Business Corporation Code such as Section 14-2-811 and other provisions, the law of the State of Georgia looks not only to the isolated words used, but also to the intention of the statute, and attempts to interpret statutes in such a way as to carry out their intention and to interpret them in such a way as to find each element in harmony with the other elements. The Supreme Court of Georgia in *Brown v. Liberty County*, 271 Ga. 634, 635, 522 S.E. 2d 466, 466 (1999) stated:

> "It is a basic rule of construction that a statute . . . shall be construed to make all its parts harmonize and to give sensible and intelligent effect to each part, as it is not presumed that the legislature intended that any part would be without meaning."

Section 14-2-1020, discussed in more detail hereafter, generally provides in § 14-2-1020(b) that shareholders may amend any bylaw, and overrule board-adopted bylaws. It goes on, in § 14-2-1020(d), to curtail shareholders' adopting bylaws which limit the "authority of the Board of Directors" except through unanimous shareholder agreements, in non-public corporations, under § 14-2-732.

Throughout the Georgia Business Corporation Code, there are numerous provisions which state that a bylaw may limit a board of directors' action with respect to the board itself despite the provisions of § 14-2-1020(d). Section 14-2-820(b) states that a bylaw may restrict a board's ability to carry on its own business by conference call meetings. Section 14-2-825(a) prohibits a board's right to create board committees if the bylaws restrict that authority. Directly addressing the issue presented here, as noted above, § 14-2-811 indicates that bylaws may prohibit or restrict a board from setting its own compensation.

Section 14-2-811 of the Georgia Business Corporation Code is based upon the Model Act, Section 8.11. When the Georgia Business Corporation Code was originally adopted in 1968 (1968 Ga. Laws 565, at 631), Section 22-701(d) (the predecessor of § 14-2-811) provided that:

> "The board of directors shall have authority to fix the compensation of directors for services in any capacity unless otherwise provided in the articles of incorporation or by-laws."

The comment to that Section stated:

> "The authority of the board to fix its own compensation may be limited in the bylaws as well as in the articles of incorporation. The idea here is that if a board abuses its power to fix the compensation of its members, shareholders would probably find it easier to curb that power through a bylaw amendment than through an amendment of the articles of incorporation."

O.C.G.A. § 22-701 cmt. d(2) (Harrison 1970).

Scholars on Georgia corporate law and comments to the Georgia Business Corporation Code both indicate that Section 14-2-811 and its predecessors were enacted to permit, subject to the control of the shareholders by bylaw amendment, a board of directors to set its own compensation, an action historically either prohibited or voidable. Because setting the compensation of its own members presented a clear conflict of interest, this had been contrary to prior Georgia law. Indeed, the current comment to that section states:

> "This section puts to rest the question whether the board of directors can fix the compensation of its members for serving as directors."

O.C.G.A. § 14-2-811 cmt. (2003).

The major treatise on Georgia corporate law, *Kaplan's Nadler Georgia Corporations, Limited Partnerships and Limited Liability Companies,* discusses current Georgia Business Corporation Code Section 14-2-811:

> "The general rule as to compensation of or contracts with interested directors by the corporation is that, in the absence of some grant of authority by statute, or in the articles of incorporation, or by the shareholders, or in the bylaws legally adopted, directors of the corporation, acting as such at their meetings, have

> no authority to vote themselves compensation of any kind or to vote for a proposed contract or transaction between them and the corporation [footnote citation omitted]."
>
> "Prior to the enactment of the [Georgia] Business Corporation Code, Georgia had no statute authorizing such, and it was held that, in the absence of a provision in the articles of incorporation or bylaws, such action by the directors is voidable at the suit of the parties at interest and is only valid where there can be applied to such action the doctrines of ratification and estoppel [with a footnote citing a Georgia Supreme Court case, a Georgia Court of Appeals case, and a United States Circuit case.]"

Jerome L. Kaplan et al., *Kaplan's Nadler Georgia Corporations, Limited Partnerships and Limited Liability Companies* § 10-14(a) (2003).

The treatise then goes on to discuss the general provisions of the Georgia Business Corporation Code dealing with conflicting interests of directors, particularly Section 14-2-860, *et seq.*, which deal with a director's "conflicting interest." The treatise notes that there are at the present time three methods generally provided for approval of a "conflicting interest" transaction involving a director:

> (1) The directors obtaining approval of the conflicting interest transaction, after full disclosure, by disinterested "qualified directors" (Section 14-2-862) [impossible where the directors are setting their own compensation];
>
> (2) the shareholders who are unrelated to such director, after full disclosure, approving the transaction (Section 14-2-863 [similar to the proposed Bylaw amendment for Post Properties]); or
>
> (3) a court determining that the transaction, judged in the circumstances at the time of commitment, is established to have been "fair to the corporation" (Section 14-2-861).

It is important to note that, historically, a subsection of § 14-2-861, 861(b)(4), dealt with Board compensation and would have permitted a court to uphold a Board's setting its own compensation unless "unfair." This statute was repealed in 1989. The Comment to that repealer stated:

> "The 1989 amendment deleted subsection (b)(4), which insulated from attack on the basis of a conflict of interest a transaction if the 'transaction pertained to the compensation, or the reimbursement of expenses, of one or more directors unless the transaction, judged in the circumstances at the time of commitment, is established to have been unfair to the corporation.' Elimination of this safe harbor follows the final version of this Model Act provision. The effect is to admit that decisions involving compensation of directors inevitably

> involve conflicts of interest, and to return to traditional approaches to legitimating these transactions, which is either to seek shareholder approval or to establish the fairness of the transactions."

O.C.G.A. § 14-2-861, note to 1989 Amendment (2003).

Thus, the overarching provisions of Georgia law indicate that directors' conflicting interest transactions, including setting compensation for themselves, are inherently suspect, and require special approval or statutory authorization in order to be valid. We believe that Section 14-2-811 of the Georgia Business Corporation Code, Article VII of the Bylaws of Post Properties specifically permitting shareholder amendment of any Bylaw, and the Bylaw proposal made by Mr. Williams should be examined in that context.

As noted earlier, there is no reported judicial decision in Georgia deciding the specific question presented as to which our opinion is sought. We think that the broad purpose of the Georgia Business Corporation Code is to protect the interests of shareholders. The specific provisions of Section 14-2-811 and Article VII of the Bylaws of Post Properties both support the position that Georgia law permits the amendment proposed. It is our view that, if such amendment is duly adopted by the shareholders of Post Properties at its annual meeting and is properly implemented, such actions would be lawful under the Georgia Business Corporation Code.

We are aware that others have argued that Judge Cooper's decision in the case of *Invacare Corporation v. Healthdyne Technologies, Inc.*, 968 F. Supp 1578 (N.D. Ga. 1997), and the amendment to Section 14-2-1020(d) of the Georgia Business Corporation Code in 2000 prohibit such a Bylaw amendment. We do not believe this to be the case. Section 14-2-1020 is a general provision dealing with amendment of bylaws of a Georgia corporation by directors or shareholders. It provides in Section 14-2-1020(b) that a corporation's "shareholders may amend or repeal the corporation's bylaws or adopt new bylaws even though the bylaws may also be amended or repealed by its board of directors," and then states in subsection (d) that a bylaw "limiting the authority of the board of directors may only be adopted pursuant to an agreement meeting the requirements of Code Section 14-2-732." As discussed below, the words "limiting the authority of the board of directors" by themselves in that context surely refer to the managerial authority of the board of directors as to control of the day-to-day affairs of the corporation and do not speak to the extraordinary acts of directors in setting their own compensation. That extraordinary matter is specifically addressed in Section 14-2-811, discussed above. Section 14-2-811 clearly contemplates that a bylaw may be adopted to restrict the power of the board to set its own compensation. The history of Section 14-2-811 indicates that it was the shareholders' adoption of such a bylaw provision that was intended as a check on the board's power to set its own compensation.

Furthermore, we believe that a Georgia court would interpret Section 14-2-1020(d) by considering the first and last clauses of the Section together. The Section states that a bylaw limiting the "authority of the Board of Directors" may only be adopted pursuant to an agreement "meeting the requirements of [a unanimous shareholder's agreement under] Code

Section 14-2-732." Section 14-2-732 only applies to non-public corporations, and deals with unanimous shareholder agreements primarily used to govern close, partnership-like corporations. Shareholders' agreements under Section 14-2-732 permit extraordinary measures such as elimination of the Board of Directors itself, designating particular individuals to serve as officers of the corporation, and providing for managing the day-to-day "business and affairs" of the corporation. O.C.G.A. § 14-2-732(a). The provisions of such a unanimous shareholders' agreement in a close corporation may only be amended by unanimous shareholder action, which may include a unanimous bylaw amendment, Section 14-2-732(b)(2)(A). Read as a whole provision, the reference in the last clause of Section 14-2-1020(d) to non-public corporation's shareholders' agreements indicates a narrow scope for the types of "authority of the board of directors" potentially exempt from shareholders' bylaw amendments under the first clause. The narrow scope of the words "authority of the Board" in Section 14-2-1020(d) is further supported by the unofficial legislative history of the Act creating Section 14-2-1020(d). The legislative history states that the Act was introduced at the request of the Georgia Bar Association to codify the *Invacare Corp. v. Healthdyne Technologies, Inc.* [968 F. Supp. 1578 (N.D. Ga. 1997)] decision issued by the U.S. District Court." Aimee Stern, Corporations, Partnerships, and Associations, 17 Ga. St. U. L. Rev. 46, 47 (2000). *Invacare* concerned an attempt to reverse anti-takeover decisions of the Board which were vested in the Board specifically by Section 14-2-624, and as to which the Board was given "sole discretion."

Invacare involved a "poison pill" provision adopted by the Board of Directors of Healthdyne Technologies, Inc., a Georgia corporation, ("Healthdyne"), pursuant to the specific provisions of Section 14-2-624 of the Georgia Business Corporation Code which granted the Board of a Georgia corporation the "sole discretion" to determine the terms and conditions of a shareholders' rights (*i.e.*, poison pill) plan. Invacare Corp. proposed a hostile takeover of Healthdyne and submitted a shareholder proposal which would have amended Healthdyne's bylaws to provide:

> "[T]he incumbent Board of Directors will be in violation of the Bylaws if such Board, including any requisite group of continuing directors, fails to immediately take all necessary action (prior to the consideration of the election of directors at the Annual Meeting) to amend any shareholder rights plan of the Company to remove all such limitation."

Invacare Corp., 968 F. Supp at 1581.

In other words, Invacare Corp. sought through the guise of a bylaw amendment to overcome the specific provisions of the Georgia Business Corporation Code set out in Section 14-2-624 that gave to the Board of Directors the "sole discretion" to adopt "dead hand" poison pill plans. The holding of *Invacare* was not that Georgia shareholders had no general right to amend their public corporation's bylaws. Rather, *Invacare* held that a "poison pill" matter vested "solely" in the board of directors by a specific provision of the Georgia Business

Corporation Code could not be circumvented by a proposed bylaw to be adopted by shareholders taking away that express authority of the board. Section 14-2-1020(d) should be construed to re-affirm the holding of *Invacare* protecting express statutory grants of sole discretion to a Board and also protecting prior unanimous shareholder agreements under § 14-2-732. It must be read in harmony with § 14-2-811, § 14-2-1020(b) and other provisions of the Georgia Business Corporation Code.

It is our opinion that Section 14-2-811 and Article VII of the Bylaws of Post Properties control the shareholder proposal by Mr. Williams now under consideration, and that the approval and proper implementation of the proposal would not violate the Georgia Business Corporation Code.

This opinion is limited to the interpretation of the laws of the State of Georgia and is limited to the opinions expressly set forth herein. This opinion is based upon the information and authorities set forth herein, and no opinion is implied or may be inferred beyond the opinions set forth herein. This opinion is rendered as of its date, and we undertake no obligation to advise you of any changes of law or other developments which might affect this opinion occurring after the date hereof.

This opinion is rendered solely for your benefit in connection with said shareholder proposal. We understand that you may furnish a copy of this opinion to the staff of the Commission in connection with your communications with such staff regarding your proposal, and we hereby consent to your doing so. Except as stated in this paragraph, this opinion may not be used or relied upon by any other person, and may not be disclosed, quoted, or filed with any governmental agency or otherwise without our express prior written consent.

Sincerely yours,

MCKENNA LONG & ALDRIDGE LLP

By: ______________________
F. T. Davis, Jr.

FTD/aas

Atlanta
Denver
Los Angeles
Philadelphia

McKenna Long & Aldridge LLP
Attorneys at Law

303 Peachtree Street, NE • Suite 5300 • Atlanta, GA 30308
Tel: 404.527.4000 • Fax: 404.527.4198
www.mckennalong.com

San Diego
San Francisco
Washington, D.C.
Brussels

LEONARD A. SILVERSTEIN
(404) 527-4390

EMAIL ADDRESS
lsilverstein@mckennalong.com

March 19, 2004

Via Facsimile and Federal Express

Grace K. Lee, Esq.
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Post Properties, Inc.
Shareholder Proposal submitted by John A. Williams

Dear Ms. Lee:

As counsel for John A. Williams ("Mr. Williams"), we are writing in response to the letter dated March 19, 2004 by Post Properties, Inc. ("Post Properties") to the Securities and Exchange Commission (the "Commission") regarding Post Properties' proposed exclusion of Mr. Williams' proposal (the "Proposal") from Post Properties' solicitation materials for its 2004 Annual Meeting of Shareholders. Mr. Williams wishes to respond to the points raised in Post Properties' letter of March 19, 2004:

1. Mr. Williams' office has advised this firm that it has no record of receipt of the Alston & Bird LLP legal opinion dated February 4, 2004, which Post Properties claims it provided to Mr. Williams on February 17, 2004. We also reject Post Properties' claim that it was unaware our firm was representing Mr. Williams and that our firm had requested a copy of all correspondence to Mr. Williams related to the submission of his Proposal at the time Post Properties submitted the legal opinion of Alston & Bird LLP to the Staff of the Commission on February 17, 2004. The correspondence from Mr. Williams to Post Properties dated December 5, 2003 to which Mr. Williams' Proposal and Supporting Statement were attached specifically requested that all correspondence to Mr. Williams from Post Properties related to his Proposal be concurrently provided to the undersigned of this firm. A copy of Mr. Williams' correspondence of December 5, 2003 to Post Properties is attached to our letter to the Staff dated February 19, 2003. Mr. Williams therefore reiterates his prior request to the Staff that it concur Post Properties failed to timely comply with Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act") and disallow the opinion of Alston & Bird LLP.

2. Our firm believes that Mr. Williams' Proposal is a proper subject for shareholder action as a matter of substantive Georgia law. In support of this position, our firm provided to Mr. Williams an unqualified legal opinion dated March 11, 2004, a copy of which was delivered to the Commission with our correspondence to the Staff dated March 16, 2004. Post Properties specifically has not challenged our opinion. As extensively discussed in our letter of March 16, 2004 to the Staff of the Commission, directors voting on their own compensation is an "extraordinary act" with inherent conflicts of interest. We cite extensive commentary supporting this position. For Post Properties to assert that directors voting on their own compensation does not create an inherent conflict of interest and, as a result, an extraordinary act, is completely baseless and without merit.

3. As supported by our unqualified legal opinion, we continue to believe that the approval and proper implementation of the Proposal would not violate the Georgia Business Corporation Code. We respectfully reiterate our request that the Staff either find that nothing in applicable Georgia law prohibits the shareholder approval and proper implementation of the Proposal, or determine not to express any view with respect to the application of Rules 14a-8(i)(1) and 14a-8(i)(2) to the Proposal.

4. Contrary to Post Properties' belief, Mr. Williams believes that the retroactiveness of Mr. Goddard's compensation to February 20, 2003 and the cash payment of $100,000 are each material terms underlying Mr. Goddard's compensation package. During the spring of 2003, Post Properties informed its shareholders that Mr. Goddard was only receiving $20,000 compensation for his service as Chairman of the Board. For the Compensation Committee of Post Properties to materially change the amount of that compensation from $20,000 to approximately $450,000 is a material change of information previously given to the shareholders of Post Properties. Similarly, Mr. Williams reasonably and rationally believes that the payment of $100,000 cash compensation is a material element in Mr. Goddard's compensation package, which should have been disclosed in Post Properties' Form 10-Q, regardless of whether the Form 10-Q report covered the second quarter ended June 30, 2003 or the third quarter ended September 30, 2003. In its letter of March 19, 2004 to the Staff, Post Properties conveniently fails to challenge Mr. Williams' belief that the $100,000 cash payment is a material item that should have been disclosed in the appropriate Form 10-Q report. As such, Mr. Williams reasonably and rationally believes that Post Properties failed to comply with the disclosure requirements under the federal securities laws.

We appreciate the Commission taking into account our responses in this letter on behalf of Mr. Williams. We note that by not commenting on certain other arguments raised in Post Properties' correspondence to the Staff related to Mr. Williams' Proposal, Mr. Williams is not indicating his agreement with the arguments contained therein. For the reasons stated in this letter, as well as our prior correspondence to the Staff of March 16, 2004, March 8, 2004 and February 19, 2004, Mr. Williams continues to believe that Post Properties has clearly failed to meet its burden of showing that Mr. Williams' Proposal is excludable pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4) of the Securities Exchange Act. Pursuant to Rule 14a-8(k) under the Exchange Act, we are enclosing six copies of this letter for hand delivery via

Federal Express. In accordance with the Rule 14a-8(j) of the Exchange Act, a copy of this letter is being provided to Post Properties.

If you have any questions or require any additional information concerning this response, please call the undersigned at (404) 527-4390. Kindly forward any written communications to my attention at (404) 527-4198. We appreciate your consideration of Mr. Williams' further response.

Very truly yours,

Leonard A. Silverstein
McKenna Long & Aldridge LLP
(on behalf of John A. Williams)

cc: John A. Williams
Sherry W. Cohen, Corporate Secretary, Post Properties, Inc.

POST PROPERTIES

March 19, 2004

VIA FACSIMILE AND OVERNIGHT MAIL

Grace K. Lee, Esq.
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Post Properties, Inc. - Filing pursuant to Rule 14a-8(j)
Regarding Exclusion of Shareholder Proposal from Proxy Materials

Dear Ms. Lee:

Post Properties, Inc., a Georgia corporation (the "Company"), is submitting this letter in response to certain of the points raised in the letter, dated March 16, 2004 (the "Proponent's Letter"), from Mr. Leonard A. Silverstein of McKenna, Long & Aldridge LLP, counsel to Mr. John A. Williams, relating to the shareholder proposal (the "Proposal") originally submitted by Mr. Williams on December 5, 2003 for inclusion in the Company's proxy materials for its 2004 Annual Meeting of Shareholders. The Company wishes to respond to the following points raised in the Proponent's Letter:

- The Proponent's Letter notes that the legal opinion of Alston & Bird LLP in support of the Company's claim was not delivered to Mr. Williams' counsel until March 8, 2004. On the same date this opinion was submitted to the Commission (February 17, 2004), a copy of such opinion was provided to Mr. Williams pursuant to the requirements of Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. At that time, the Company did not realize that Mr. Williams was being represented by Mr. Silverstein and since that time, the Company has copied Mr. Silverstein on all correspondence. Regardless of when Mr. Silverstein received the opinion, it is incorrect for the Proponent's Letter to claim that the Company "failed to timely comply with Rule 14a-8(j)." Mr. Williams received a copy of the opinion on February 17, 2004 and thus, the Company complied with the requirements of Rule 14a-8.

- The Proponent's Letter indicates that the Company's Bylaws (as amended and restated on November 5, 2003, the "Bylaws") grant the shareholders the right to amend such Bylaws. The Company does not dispute the assertion that Article VII of the Bylaws vests a *procedural* right in the Company's shareholders to amend the Bylaws. However, the Proponent's Letter glosses over, and indeed, ignores, a critical distinction. Implicit in this right is the concept that such amendment be a proper subject for shareholder action as a matter of substantive Georgia law. The Company reiterates its belief that the particular Bylaw amendment addressed by the Proposal is not permitted as a matter of Georgia law. In support of this position, the Company received an unqualified legal opinion of Alston & Bird LLP, which was delivered to the Commission on February 17, 2004, in addition to a confirming opinion of such firm on March 5, 2004. Finally, the Proponent's Letter couches the Proposal as a matter of good corporate governance and implies that a board's establishing director compensation is an "extraordinary act" as opposed to being a matter the board performs in the ordinary course of its business. This notion has no support in Georgia law or the federal securities laws, and, not surprisingly, the Proponent's Letter cites no basis for this assertion.

- Next, the Proponent's Letter cites three Staff no-action letters seemingly in support of Mr. Williams' view that the Company should not be allowed to exclude the Proposal solely because each of the Company and Mr. Williams have advanced legal opinions reaching opposite conclusions. This conclusion is quite misleading - in these no-action letters, the Staff did not "refuse to concur that the shareholder proposal could be excluded," as is indicated in the Proponent's Letter. In fact, in these letters, the Staff expressly stated that it was unable to concur with *other* grounds advanced by the registrant for exclusion (such as under Rules 14a-8(i)(3) and 14a-8(i)(7)), while specifically determining not to express any view with respect to the legal arguments advanced. The Company believes, and such belief is supported by the legal opinions of Alston & Bird LLP, that Georgia law clearly establishes the Proposal as improper and it should be excluded. If the Staff is not able to agree, the Company respectfully requests it express no view with respect to the application of Rules 14a-8(i)(1) and 14a-8(i)(2) to the Proposal.

- The Proponent's Letter continues to focus on the retroactive nature of Mr. Goddard's compensation arrangement and attempts to use semantics (the use of the term "compensation package") to confuse the issue. That the Compensation Committee approved Mr. Goddard's annual retainer, stock grant and stock award at one time and that Mr. Goddard's compensation arrangement was retroactive to February 20, 2003 are not relevant to the question of whether the Company appropriately filed the incidents of Mr. Goddard's "compensatory arrangement" in a timely fashion pursuant to Item 601 of Regulation S-K. These incidents (the stock grant and stock option agreement) were filed as exhibits to the Company's Quarterly Report on Form 10-Q for its third quarter of fiscal 2003 - the same reporting period in which these documents were executed. The Company believes the retroactivity of this arrangement (to the date Mr. Goddard commenced his Chairmanship) is not material. Mr. Williams' belief to the contrary is just that - his belief. As the Company has previously noted in its January 22, 2004 and March 5, 2004 letters to the Commission, Mr. Williams' mere belief that securities law violations have occurred is not enough to support inclusion of such statements contained in his supporting statement. For the reasons stated in the Company's January 22, 2004 and March 5, 2004 letters, the Company continues to believe that it has fully complied with the disclosure requirements of the federal securities laws.

The Company appreciates the Commission taking into account its responses contained in this letter. The Company notes that by not commenting on certain other arguments raised in the Proponent's Letter and the February 19, 2004 letter submitted on behalf of Mr. Williams, it is not indicating its agreement with the arguments contained therein. For the reasons set forth above, and in the Company's January 22, 2004 and March 5, 2004 letters to the Commission, the Company continues to believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(4). In accordance with Rule 14a-8(j), a copy of this letter is being provided to Mr. Williams.

If you have any questions or require additional information concerning this request, please call me at (404) 846-5025. If possible, I would appreciate a copy of the Staff's response to this request via facsimile to my attention at (404) 904-9388. Thank you for your attention and interest in this matter.

Very truly yours,

Sherry W. Cohen

Sherry W. Cohen
Corporate Secretary

cc: John A. Williams (w/encl.)
Leonard A. Silverstein (w/ encl.)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Post Properties, Inc.
Incoming letter dated January 22, 2004

The proposal would amend the bylaws of Post Properties to provide that the board shall recommend to shareholders at each annual meeting the amount and form of compensation proposed to be paid to directors for service on the board and its committees, which recommendation shall be approved by shareholders holding a majority of shares entitled to vote in the election of directors.

We are unable to conclude that Post Properties has met its burden of establishing that Post Properties may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Post Properties may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Post Properties has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Post Properties may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Post Properties may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must delete the statement "which I understand may violate federal securities laws." Accordingly, unless the proponent provides Post Properties with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Post Properties omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Post Properties may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Post Properties may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

For Anne Nguyen
Attorney-Advisor